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Waddell & Reed Annual Report



WDR 2012

CREATING OPPORTUNITY. CONTINUED GROWTH.

ASSET MANAGEMENT | BALANCED DISTRIBUTION | FINANCIAL PLANNING

CREATING OPPORTUNITY

ACROSS 2012, investors and the financial industry as a whole faced uncertainty within a changing global environment. From government policy to political debate and economic inertia, the landscape inspired caution among investors and businesses, although the financial markets did increase over the year. As the year unfolded, Waddell & Reed Financial, Inc. continued to seek opportunities to grow our asset management and financial advice businesses. We pursued opportunity where it could be found on behalf of stockholders. In 2012, we marked 75 years in business, remaining one of the most enduring firms in our industry. Today, as we have since 1937, we provide proven investment management and financial advice services to individuals and institutional investors.

FINANCIAL HIGHLIGHTS[1]

(Dollars in thousands, except per share data)

	2012	2011	2010	CAGR
Operating revenues	$1,173,805	$1,122,532	$978,266	10%
Operating income	302,497	286,222	244,470	11%
Net income	192,528	172,205	153,428	12%
Diluted earnings per share	2.25	2.01	1.79	12%
Operating margin	25.8%	25.5%	25.0%	

1 Results from continuing operations

CONTINUED GROWTH



ASSETS UNDER MANAGEMENT
(Dollars in billions)

OUR DISTRIBUTION CHANNELS

WHOLESALE CHANNEL

Through our national wholesaling efforts, we distribute our products – the Ivy Funds, Ivy Funds Variable Insurance Portfolios and Ivy InvestEd Portfolios – to retail clients through broker/dealers, retirement platforms and independent registered investment advisors.

ADVISORS CHANNEL

Our national network of Waddell & Reed financial advisors provides comprehensive, personalized investment advice to clients across the United States. As more and more middle-income and mass affluent individuals and families realize the importance of planning for their financial futures, the demand for professional financial advice, like ours, has grown markedly. Our advisors specialize in developing personal financial plans and investment strategies for retirement, education, insurance and estate planning needs.

INSTITUTIONAL CHANNEL

Many of our investment strategies are offered to defined benefit plans, pension plans and endowments. We also provide subadvisory services to other investment companies.

ASSETS UNDER MANAGEMENT

(Dollars in millions)

	2012	2011	2010	CAGR
Wholesale Channel	$48,930	$40,954	$40,883	9%
Advisors Channel	35,660	31,709	33,181	4%
Institutional Channel	11,775	10,494	9,609	11%
Total	96,365	83,157	83,673	7%

SALES

(Dollars in millions)

	2012	2011	2010	CAGR
Wholesale Channel	$15,325	$16,594	$14,505	3%
Advisors Channel	4,051	3,800	3,616	6%
Institutional Channel	2,502	3,413	3,588	-16%
Total	21,878	23,807	21,709	0%

NET FLOWS

(Dollars in millions)

	2012	2011	2010
Wholesale Channel	$2,189	$4,139	$4,372
Advisors Channel	191	(156)	120
Institutional Channel	(40)	1,046	944
Total	2,340	5,029	5,436

ORGANIC GROWTH RATE

	2012	2011	2010
WDR Organic Growth	2.8%	6.0%	7.8%
Industry's Organic Growth	1.7%	0.8%	-2.5%

TO OUR STOCKHOLDERS

Despite ongoing uncertainty surrounding government policy and global economic growth, the financial markets saw strong gains in 2012. Domestic equity markets, as measured by the S&P 500 Index, increased approximately 16% for the year, and international equities, as measured by the MSCI EAFE Index, increased approximately 17% for the year.

Retail investors, however, couldn't get past their uncertainty, as a wave of risk aversion led to meaningful outflows from actively managed equity funds. Yields on long-term U.S. Treasuries hit record lows, and asset flows into investment grade corporate bonds remained strong throughout 2012.

The low yield on investment grade bonds also encouraged investors to seek income in other ways throughout 2012, primarily through high-yield fixed income securities and dividend paying stocks.

As it always has, Waddell & Reed's broad product line and balanced business model allowed us to adapt to the environment and to meet changing investor preferences. For the year, we recorded the second-best sales volume in our history and achieved solidly positive net flows. Sales were well distributed across a broad span of asset classes and products.

Flows were supported by solid long-term investment performance, as our collaborative, research-based investment process continued to provide a strong foundation. The consistent strength of our Lipper rankings against peer firms (see chart on page 11) speaks to our long-term performance. In addition, our product breadth and the strong distribution relationships we have cultivated with a range of partners continue to serve an increasing number of advisors and investors.

In 2012, we earned $2.25 per diluted share, a 12% increase compared to 2011 (excluding discontinued operations of the Legend group of subsidiaries). Our operating margin reached 25.8%, its highest level since 2004, on rising assets and higher scale benefits in our Wholesale Channel distribution efforts. We generated $228 million of free cash flow, from which we paid $86 million in regular dividends, an $85 million special dividend, and $49 million to buy back stock. Our strong financial position enabled us to raise the dividend by 12%, from a quarterly dividend of $0.25 per share in 2012 to $0.28 beginning with the February 1, 2013 payment.

As we've noted in previous discussions, we believe the strength and sustainability of our company stems from three advantages: a collaborative, risk-management-focused culture in our Investment Management Division; a balanced distribution model; and our experienced, tenured executive management team. On the following pages you will find highlights of our investment management business and our three distribution channels, along with a discussion from top management centering on key issues.



On Aug. 24, 2012, Waddell & Reed Financial, Inc.'s executive team rang the closing bell at the New York Stock Exchange in honor of our 75th anniversary.

For our stockholders, our mutual fund investors and our employees, we appreciate the trust and confidence you place in us. We move ahead as focused stewards of the assets we are responsible for managing.

Sincerely,



Henry J. Herrmann
Chief Executive Officer
Chairman of the Board



DISTRIBUTION

Waddell & Reed Financial, Inc. ended 2012 with assets under management of $96 billion, an all-time high and an increase of 16% compared to year-end 2011. Sales were $22 billion, the second highest level in company history. Net flows of $2.3 billion represent a 2.8% rate of organic growth, an area in which we continue to surpass the industry average of approximately 1.7%. We made progress in several key areas over the last 12 months. Following is a discussion of each distribution channel as well as our Investment Management Division.

WHOLESALE CHANNEL

We launched our wholesale distribution effort roughly a decade ago, taking the reconstituted Ivy Funds family to market in 2003. Steady work, determination and consistent investment performance have allowed us to grow this business significantly. Over 10 years, we've transformed our position and identity in the marketplace, moving the Ivy Funds brand to a fully competitive and well-respected position. Beyond strong asset growth, we have increased product breadth, diversified sales, grown our capacity and honed our brand identity.

In 2012, we further diversified sales across our product line, as we saw strong flows in the Ivy High Income Fund and Ivy Municipal High Income Fund, boosted by investors seeking yield in a low-yield environment. As investors sought to avoid volatility, we further developed our suite of asset allocation products, offering a span of choices and structures for individual portfolios, including flexible strategies such as Ivy Asset Strategy Fund, and more standard allocation strategies, such as Ivy Balanced Fund and Ivy Global Income Allocation Fund, whose name was changed in 2012 from Ivy International Balanced Fund, as we expanded its mandate to include U.S. allocations and increased focus on income.

DIVERSIFYING SALES

(Dollars in millions)



As Ivy Funds has consistently been able to meet investors' shifting preferences, it has led to sustained sales across a greater variety of products. In 2012, gross sales in several funds reached or exceeded $1 billion, including: Ivy High Income Fund ($4.9 billion), Ivy Asset Strategy Fund ($4.9 billion), Ivy Mid Cap Growth Fund ($1.7 billion), and Ivy Municipal High Income Fund ($1.0 billion).

We continue to foster strong relationships with major distribution partners and are well established within the national wirehouse space. We also have sales partnerships with a number of important independent and regional distributors, and continue to develop newer relationships.

For 2012, the Wholesale Channel:

- Realized net flows of $2.2 billion;
- Generated gross sales of $15.3 billion;
- Realized organic growth of 5.3%, compared to 1.7% for the industry;
- Steadily increased product sales diversification, as $10.4 billion in sales, or 68% of total sales, came from funds other than the Asset Strategy Fund.

ADVISORS CHANNEL

The Advisors Channel is the consistent core of our business, as our experienced financial advisors offer skilled advice and guidance in a world where individuals, families and businesses increasingly seek professional advice. In 2012, we recorded record sales of $4.1 billion in the channel and continued our efforts to strengthen the productivity of our advisors and profitability of our business. Our efforts to augment our transaction-based practice model with a fee-based platform, as well as more selective recruiting, were key to this effort. Our suite of Managed Allocation Portfolios (MAP) is at the forefront of this effort and continues to gather assets. Our fee-based revenues increased markedly in 2012 over 2011.

Over the year, we saw progress in recruiting experienced financial advisors to our Choice full-service brokerage platform. Growth in Choice has been steady in recent years, and in 2012 we added 30 net new advisors, reaching a total of 179 on the platform by year-end.

Also in 2012, we completed the Books and Records Suitability Update (BRSU), which updated client suitability information by account and converted all clients from a paper-based data repository and supervisory system to an electronic format that is much more efficient and accessible. This required a tremendous amount of work across our financial advisors and our home office staff, but ultimately allowed advisors to closely evaluate and engage all client relationships.

AVERAGE PRODUCTIVITY PER ADVISOR
(Dollars in thousands)



As we focus on those client relationships across a variety of market cycles, one of the Advisors Channel's greatest assets remains its industry-low redemption rate. Our advisors remain trusted partners with their clients, building financial plans and tracking goals across many years. This in turn leads to a more stable asset base for the channel, with revenue that is more predictable.

In 2012, in the Advisors Channel:

- Had gross sales reaching $4.1 billion, an increase of 7% over 2011;
- Had a redemption rate of 9.9%, which compares favorably to the industry average rate of 24.5%;
- Saw productivity reach an all-time high of $168,200 per advisor.

INSTITUTIONAL CHANNEL

While focusing on several core asset classes in this channel, we continue to explore opportunities across new mandates, including Asset Strategy and High Income categories. As we diversify into a selected number of new asset classes, our core strategies of Large Cap Growth, Core Equity, Small Cap Growth, Asset Strategy and High Yield continue to provide a strong base.

Opportunities to act as a subadvisor continue to be an important part of our sales efforts in the Institutional Channel.

INSTITUTIONAL CHANNEL
(Dollars in millions)

	2012	2011	2010
Assets Under Management	$11,775	$10,494	$9,609

In 2012, the Institutional Channel:

- Generated gross sales of $2.5 billion;
- Saw minor outflows of $40 million;
- Reached total assets under management of $11.8 billion, an increase of 12% compared to year-end 2011.

INVESTMENT MANAGEMENT

The key to strong sales in each of our distribution channels is our proven, consistent investment performance. This held true in 2012, as 67% of our equity assets and 64% of all our assets surpassed their Lipper peers in performance, while 81% of our equity assets and 78% of all assets beat their Lipper peers over a 5-year period.

Consistent results have been a standard at our firm, and are dependent upon our tenured team of portfolio managers, analysts and economists. Our team meets daily in a collaborative setting that fosters idea sharing and brings together a range of market and industry insight. As testimony to our culture and capability, our portfolio managers average 21 years of investment experience with an average tenure of 15 years with the firm. The stability and cohesiveness of our team provides a key foundation for the strong performance we strive to deliver to our investors on a consistent basis.

An important part, also, of our growth is the ability to tell the story of our rigorous investment process to a broad audience. In 2012, we continued to take "The World Covered" marketing campaign to financial advisors and investors around the country through print, online, television and documentary style videos. The campaign, launched in 2011, is designed to reinforce our distinct and disciplined investment process, global perspective, product breadth and 75-year heritage.

LIPPER FUND RANKINGS

Percentage ranked in top half of Lipper peer group.

EQUITY ASSETS



1-Year



3-Year



5-Year

LONG-TERM ASSETS



1-Year



3-Year



5-Year

QUESTIONS

Q: How do you navigate ever-changing financial markets?

A: It is essential for us to preserve and work from our strength: investing in opportunities that provide growth. To do that, we focus on people. We seek to identify trends before they develop by studying and anticipating the needs and behaviors of individuals who consume and save.



Michael Avery
President

Our world is changing rapidly, as the number of people around the world with rising discretionary income continues to expand. Countries such as China and India are seeing a new level of demand for infrastructure and consumer products. Change also is occurring domestically. The U.S. is on the cusp of another population change as the millennial generation comes of age. Change continues to provide us with many investment opportunities.

Q: What sets your investment process apart?

A: Central to the consistency of our research is our commitment to developing the talent and resources necessary to support our rigorous investment process. We start every day with our morning meeting. The sharing of information that occurs when we gather analysts, economists and portfolio managers around the table each morning is key to fostering a culture of collaboration and accountability.



Philip Sanders
Senior Vice President
Chief Investment Officer

Proprietary, fundamental research is at the very heart of everything we do. Our investment professionals cover a broad spectrum of asset classes and geographies. The consistency behind our approach has resulted in a strong, long-term track record of risk-adjusted returns.

We never lose sight of the fact that we are responsible for other people's money.

Q: How does Waddell & Reed remain relevant in an evolving market?

A: That is a great question, because relevance is hard-earned and all too easily lost. Our industry alone offers many examples of competitors whose relevance has dwindled from positions of former prominence. I think relevance is largely a function of having something of sustainable value and taking it to market in a way that consistently expresses, and makes real, that value. We have what we believe is a differentiated, proven investment process. That is the value we take to market; it is expressed in investment products that for decades have helped people achieve their lives' ambitions, and in the way we market and support those products. We have to make sure that we are packaging that capability in products that



Thomas Butch
Executive Vice President
Chief Marketing Officer

& ANSWERS

meet advisor and investor needs; that we have a premier sales and service culture; and that we create and nurture a meaningful brand that captures and promotes our value. We are always seeking to be alert to important trends in the marketplace, seeking to understand changes in investor behavior, and seeking to adapt our marketing efforts, products and brand as required, all the while tethered to the investment process whose strength is our foundation. Value, for us, is remaining steadfast to our investment process and flexible in the way we take it to market.

Q: Improving the operating margin remains a key focus for Waddell & Reed. How do you believe the company can further improve on this key financial metric?

A: Since we became a public company in 1998, we have made numerous investments in our business. We gradually increased staff in our investment management division, developed innovative new products to bolster distribution and added resources to support sales and operations.

We are now realizing the value of these investments through accelerated earnings growth and higher operating margins. Further margin improvement is possible, and will come primarily from the continued increase in assets we manage for our clients.



Daniel Connealy
Senior Vice President
Chief Financial Officer

Q: What would you say is Waddell & Reed's greatest opportunity in the coming decade?

A: The commoditization of investment choices, such as ETFs, affords active managers who persistently and consistently outperform the opportunity to differentiate themselves.

We have a serious, deeply-ingrained investment process that permeates our entire organization – from the discipline of our investment professionals to the products we offer our clients. Now, more than ever, clients are looking for investment choices that can solve for their future financial needs. Financial planning has long been the cornerstone of our business; we educate and help our clients make informed choices.



Henry Herrmann
Chairman of the Board
Chief Executive Officer

Performance, of course, must remain solid. Our sales efforts need to continue showcasing the right products at the right time, and we need to remain attuned to investors' shifting demand for innovative products.

DIRECTORS

Henry J. Herrmann
Chairman of the Board and
Chief Executive Officer
of the Company
Director (since 1998)[4]

Alan W. Kosloff
Lead Independent Director
Chairman, Kosloff & Partners, LLC
Director (since 2003)[2,3,4,5]

Sharilyn S. Gasaway
Former EVP and CFO,
Alltel Corporation
Director (since 2010)[1,3,6]

Thomas C. Godlasky
Former CEO,
AVIVA North America
Director (since 2010)[3,5,6]

Dennis E. Logue
Chairman, Ledyard
Financial Group
Director (since 2002)[3,5,6]

Michael F. Morrissey
Former Partner,
Ernst and Young, LLP
Director (since 2010)[1,2,3]

James M. Raines
President, James M. Raines and Co.
Director (since 1998)[2,3,6]

Ronald C. Reimer
Former President,
Reimer & Koger Associates
Director (since 2001)[3,5,6]

Jerry W. Walton
Consultant and Former CFO,
J.B. Hunt Transport Services, Inc.
Director (since 2000)[1,2,3,4]

1 Audit Committee
2 Compensation Committee
3 Nominating and Corporate Governance Committee
4 Executive Committee
5 Marketing Committee
6 Investment Committee

OFFICERS

Henry J. Herrmann
Chairman of the Board
and Chief Executive Officer
49 Years of Industry Experience
41 Years with Waddell & Reed

Michael L. Avery
President
34 Years of Industry Experience
31 Years with Waddell & Reed

Thomas W. Butch
Executive Vice President and Chief
Marketing Officer
31 Years of Industry Experience
13 Years with Waddell & Reed

Daniel P. Connealy
Senior Vice President and
Chief Financial Officer
43 Years of Industry Experience
9 Years with Waddell & Reed

Daniel C. Schulte
Senior Vice President
and General Counsel
15 Years of Industry Experience
15 Years with Waddell & Reed

Michael D. Strohm
Senior Vice President and
Chief Operations Officer
40 Years of Industry Experience
40 Years with Waddell & Reed

John E. Sundeen, Jr.
Senior Vice President and
Chief Administrative
Officer – Investments
29 Years of Industry Experience
29 Years with Waddell & Reed

Brent K. Bloss
Senior Vice President – Finance,
Treasurer and Principal
Accounting Officer
13 Years of Industry Experience
11 Years with Waddell & Reed

Philip J. Sanders
Senior Vice President and
Chief Investment Officer
25 Years of Industry Experience
15 Years with Waddell & Reed

Melissa A. Clouse
Vice President and Controller
7 Years of Industry Experience
7 Years with Waddell & Reed

Wendy J. Hills
Vice President, Secretary and
Associate General Counsel
15 Years of Industry Experience
15 Years with Waddell & Reed

Nicole McIntosh-Russell
Vice President – Investor Relations
15 Years of Industry Experience
15 Years with Waddell & Reed

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended December 31, 2012
OR
☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
Commission file number 001-13913

WADDELL & REED FINANCIAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	51-0261715
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6300 Lamar Avenue
Overland Park, Kansas 66202
913-236-2000
(Address, including zip code, and telephone number of Registrant's principal executive offices)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT

Title of each class	**Name of each exchange on which registered**
Class A Common Stock, $.01 par value	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
None
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☑ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☑.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐.

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. ( )

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company (as defined in Rule 12b-2 of the Exchange Act).

Large accelerated Filer	☑	Accelerated Filer	☐
Non-accelerated Filer (Do not check if a smaller reporting company)	☐	Smaller Reporting Company	☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act). Yes ☐ No ☑.

The aggregate market value of the voting and non-voting common stock equity held by non-affiliates (*i.e.* persons other than officers, directors and stockholders holding greater than 5% of the registrant's common stock) based on the closing sale price on June 30, 2012 was $2.32 billion.

Shares outstanding of each of the registrant's classes of common stock as of February 15, 2013 Class A common stock, $.01 par value: 85,595,304

DOCUMENTS INCORPORATED BY REFERENCE

In Part III of this Form 10-K, portions of the definitive proxy statement for the 2013 Annual Meeting of Stockholders to be held April 17, 2013.

WADDELL & REED FINANCIAL, INC.
INDEX TO ANNUAL REPORT ON FORM 10-K
For the fiscal year ended December 31, 2012

		Page
Part I		
Item 1.	Business	3
Item 1A.	Risk Factors	11
Item 1B.	Unresolved Staff Comments	17
Item 2.	Properties	17
Item 3.	Legal Proceedings	17
Item 4.	Submission of Matters to a Vote of Security Holders	18
Part II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	19
Item 6.	Selected Financial Data	22
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	23
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	43
Item 8.	Financial Statements and Supplementary Data	44
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	44
Item 9A.	Controls and Procedures	44
Item 9B.	Other Information	46
Part III		
Item 10.	Directors, Executive Officers and Corporate Governance	46
Item 11.	Executive Compensation	46
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	46
Item 13.	Certain Relationships and Related Transactions, and Director Independence	46
Item 14.	Principal Accounting Fees and Services	46
Part IV		
Item 15.	Exhibits, Financial Statement Schedules	46
SIGNATURES		47
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS		48
INDEX TO EXHIBITS		84

PART I

ITEM 1. Business

General

Waddell & Reed Financial, Inc. (hereinafter referred to as the "Company," "we," "our" or "us") is a corporation, incorporated in the state of Delaware in 1981, that conducts business through its subsidiaries. Founded in 1937, we are one of the oldest mutual fund complexes in the United States, having introduced the Waddell & Reed Advisors Group of Mutual Funds (the "Advisors Funds") in 1940. Over time we added additional mutual fund families: Ivy Funds (the "Ivy Funds"), Ivy Funds Variable Insurance Portfolios ("Ivy Funds VIP") and InvestEd Portfolios, our 529 college savings plan ("InvestEd"). As of December 31, 2012, we had $96.4 billion in assets under management.

We derive our revenues from providing investment management, investment product underwriting and distribution, and shareholder services administration to mutual funds and institutional and separately managed accounts. Investment management fees are based on the amount of average assets under management and are affected by sales levels, financial market conditions, redemptions and the composition of assets. Our underwriting and distribution revenues consist of commissions derived from sales of investment and insurance products, Rule 12b-1 asset-based service and distribution fees, distribution fees on certain variable products, fees earned on fee-based asset allocation products, and related advisory services. The products sold have various commission structures and the revenues received from those sales vary based on the type and amount sold. Shareholder service fees revenue includes transfer agency fees, custodian fees from retirement plan accounts, and portfolio accounting and administration fees, and is earned based on assets under management or number of client accounts.

We operate our business through three distinct distribution channels. Our retail products are distributed through third-parties such as other broker/dealers, registered investment advisors and various retirement platforms, (collectively, the "Wholesale channel") or through our sales force of independent financial advisors (the "Advisors channel") We also market our investment advisory services to institutional investors, either directly or through consultants (the "Institutional channel").

Our Wholesale channel efforts include retail fund distribution through broker/dealers (the largest method of distributing mutual funds for the industry), registered investment advisors (fee-based financial advisors who generally sell mutual funds through financial supermarkets) and retirement and insurance platforms. Assets under management in this channel were $48.9 billion at the end of 2012.

In the Advisors channel, our sales force focuses its efforts primarily on financial planning, serving primarily middle class and mass affluent clients. We compete with smaller broker/dealers and independent financial advisors, as well as a span of other financial service providers. Assets under management in this channel were $35.7 billion at December 31, 2012.

Through our Institutional channel, we manage assets in a variety of investment styles for a variety of types of institutions. The largest client type is funds that hire us to act as subadvisor; they are typically distributors who lack scale or the track record to manage internally, or choose to market multi-manager styles. Assets under management in the Institutional channel were $11.8 billion at December 31, 2012.

Organization

We operate our investment advisory business through our subsidiary companies, primarily Waddell & Reed Investment Management Company ("WRIMCO"), a registered investment adviser and Ivy Investment Management Company ("IICO"), the registered investment adviser for Ivy Funds.

Our underwriting and distribution business operates through two broker/dealers: Waddell & Reed, Inc. ("W&R") and Ivy Funds Distributor, Inc. ("IFDI"). W&R is a registered broker/dealer and investment adviser that acts primarily as the national distributor and underwriter for shares of the Advisors

Funds, other mutual funds and a distributor of variable annuities and other insurance products issued by our business partners. In addition, W&R is the ninth largest distributor of our Ivy Funds. IFDI is the distributor and underwriter for the Ivy Funds.

During 2012, the Company committed to a plan to sell its Legend group of subsidiaries ("Legend"), and on October 29, 2012 the Company signed a definitive agreement to execute the transaction. The sale closed effective January 1, 2013. Legend is a mutual fund distribution and retirement planning subsidiary based in Palm Beach Gardens, Florida. Through its network of financial advisors, Legend primarily serves employees of school districts and other not-for-profit organizations. Legend Advisory Corporation, the registered investment adviser for the Legend group, and Legend Equities Corporation, a registered broker/dealer ("LEC"), were among the subsidiaries sold.

Waddell & Reed Services Company ("WRSCO") provides transfer agency and accounting services to the Advisors Funds, Ivy Funds, Ivy Funds VIP and InvestEd. W&R, WRIMCO, WRSCO, IICO and IFDI are hereafter collectively referred to as the "Company," "we," "us" or "our" unless the context requires otherwise.

Investment Management Operations

Our investment advisory business provides one of our largest sources of revenues and profits. We earn investment management fee revenues by providing investment advisory and management services pursuant to investment management agreements with each fund within the Advisors Funds family, the Ivy Funds family, the Ivy Funds VIP family, and InvestEd (collectively, the "Funds"). While the specific terms of the agreements vary, the basic terms are similar. The agreements provide that we render overall investment management services to each of the Funds, subject to the oversight of each Fund's board of trustees and in accordance with each Fund's investment objectives and policies. The agreements permit us to enter into separate agreements for shareholder services or accounting services with each respective Fund.

Each Fund's board of trustees, including a majority of the trustees who are not "interested persons" of the Fund or the Company within the meaning of the Investment Company Act of 1940, as amended (the "ICA") ("disinterested members") and the Fund's shareholders must approve the investment management agreement between the respective Fund and the Company. These agreements may continue in effect from year to year if specifically approved at least annually by (i) the Fund's board, including a majority of the disinterested members, or (ii) the vote of a majority of both the shareholders of the Fund and the disinterested members of each Fund's board, each vote being cast in person at a meeting called for such purpose. Each agreement automatically terminates in the event of its assignment, as defined by the ICA or the Investment Advisers Act of 1940, as amended (the "Advisers Act"), and may be terminated without penalty by any Fund by giving us 60 days' written notice if the termination has been approved by a majority of the Fund's trustees or the Fund's shareholders. We may terminate an investment management agreement without penalty on 120 days' written notice.

In addition to performing investment management services for the Funds, we act as an investment adviser for institutional and other private investors and we provide subadvisory services to other investment companies. Such services are provided pursuant to various written agreements and our fees are generally based on a percentage of assets under management.

Our investment management team meets every morning in a collaborative setting that fosters idea sharing, yet reinforces individual accountability. Through all market cycles, we remain dedicated to the following investment principles:

- Rigorous fundamental research — an enduring investment culture that dedicates itself to analyzing companies on our own rather than relying exclusively on widely available research produced by others.

- Collaboration and accountability — a balance of collaboration and individual accountability, which ensures the sharing and analysis of investment ideas among investment professionals while empowering portfolio managers to shape their portfolios individually.
- Focus on growing and protecting investors' assets — a sound approach that seeks to capture asset appreciation when market conditions are favorable and strives to manage risk during difficult market periods.

These three principles shape our investment philosophy and money management approach. Over seven decades, our investment organization has delivered consistently competitive investment performance. Through bull and bear markets, our investment professionals have not strayed from what works — a time-tested investment process and fundamental research. We believe investors turn to us because they appreciate that our investment approach continues to identify and create opportunities for wealth creation.

Our investment management team comprises 79 professionals including 32 portfolio managers who average 21 years of industry experience and 15 years of tenure with our firm. We have significant experience in virtually all major asset classes, several specialized asset classes and a range of investment styles. At December 31, 2012, over 75% of the Company's $96.4 billion in assets under management were invested in equities, of which 72% was domestic and 28% was international. In recent years, we have supported growth of international investments by adding investment professionals native to countries that we consider emerging markets. They, along with other members of the investment team, focus on understanding foreign markets and capturing investment opportunities. Our investment management team also includes subadvisors who bring similar investment philosophies and additional expertise in specific asset classes.

Investment Management Products

Our mutual fund families offer a wide variety of investment options. We are the exclusive underwriter and distributor of 81 registered open-end mutual fund portfolios in the Advisors Funds, Ivy Funds, Ivy Funds VIP and InvestEd. The Advisors Funds, variable products offering the Ivy Funds VIP, and InvestEd are offered primarily through our financial advisors; in some circumstances, certain of these funds are also offered through the Wholesale channel. The Ivy Funds are offered through both our Wholesale channel and Advisors channel. The Funds' assets under management are included in either our Wholesale channel or our Advisors channel depending on which channel marketed the client account or is the broker of record.

We added one fund to our product line in 2012. We launched the Ivy Global Equity Income fund for investors interested in generating a reasonable level of current income given current market conditions. The fund focuses on equity securities issued by companies located largely in developed markets, of any size. Under normal circumstances, the fund invests at least 80% of its net assets in equity securities. For this purpose, equity securities consist primarily of dividend-paying common stocks across the globe. The fund also may invest in preferred stock, convertible securities, or other instruments whose price is linked to the value of common stock. The fund may invest in U.S. and non-U.S. issuers. Although the fund primarily invests in large cap companies, it may invest in companies of any size.

Additionally, in 2012, the Ivy International Balanced fund was renamed the Ivy Global Income Allocation fund. This fund seeks to provide total return through a combination of current income and capital appreciation. The fund invests principally in equity and debt securities issued by companies and governments of any size and under normal market conditions, invests primarily in income-producing securities across the globe. The fund may invest in U.S. and non-U.S. issuers. In an attempt to enhance return, the fund may also invest, to a lesser extent, in securities not currently providing income or in companies and governments in countries with new or comparatively undeveloped and emerging economies.

Other Products

In our Advisors channel, we distribute various business partners' variable annuity products, which offer the Ivy Funds VIP as an investment vehicle. We also offer our Advisors channel customers retirement and life insurance products underwritten by our business partners. Through our insurance agency subsidiaries, our financial advisors also sell life insurance and disability products underwritten by various carriers.

In addition, we offer our Advisors channel customers fee-based asset allocation investment advisory products, including Managed Allocation Portfolio ("MAP"), MAPPlus and Strategic Portfolio Allocation ("SPA"), which utilize our Funds. As of December 31, 2012, clients had $8.2 billion invested in our MAP, MAPPlus and SPA products. These assets are included in our mutual fund assets under management.

Distribution Channels

We distribute our investment products through the Wholesale, Advisors and Institutional channels.

Wholesale Channel

Our Wholesale channel generates sales through various third-party distribution outlets. Our assets under management in the Wholesale channel were $48.9 billion at December 31, 2012, including $2.6 billion in assets subadvised by other managers.

Our team of 50 external wholesalers lead our wholesaling efforts, which focus principally on distributing the Ivy Funds through three segments: broker/dealers (the largest method of distributing mutual funds for the industry and for us), retirement platforms (401(k) platforms using multiple managers) and registered investment advisors (fee-based financial advisors who generally sell mutual funds through financial supermarkets).

During 2012, our Ivy Asset Strategy fund continued to play a lead role in the Wholesale channel's results, comprising 32% of the channel's gross sales and 27% of total assets under management as of December 31, 2012. While we recognize the past success of this fund, we are also aware of the concentration risks to our revenue streams created by the size of this fund, despite its flexible mandate. Our compensation program for wholesalers encourages the sales of other products with track records of strong performance. Over the past three years, our wholesalers successfully marketed additional products to their financial advisor clients, which resulted in Wholesale channel sales for the Ivy Asset Strategy fund decreasing from 60% in 2010 to 32% in 2012. We plan to continue to stress diversification of sales as we enter 2013.

Advisors Channel

Assets under management in the Advisors channel were $35.7 billion at December 31, 2012. Historically, our advisors have sold investment products primarily to middle income and mass affluent individuals, families and businesses across the country in geographic markets of all sizes. We assist clients on a wide range of financial issues with a significant focus on helping them plan, generally, for long-term investments such as retirement and education and offer one-on-one consultations that emphasize long-term relationships through continued service. As a result of this approach, this channel has developed a loyal customer base with clients maintaining their accounts significantly longer than the industry average. Over the past several years, we have expanded our Choice brokerage platform technology and offerings, which should allow us to competitively recruit experienced advisors.

As of December 31, 2012, our sales force consisted of 1,763 financial advisors who operate out of 165 offices located throughout the United States and 263 individual advisor offices. We believe, based on industry data, that our financial advisors are currently one of the largest sales forces in the United States selling primarily mutual funds, and that W&R, our broker/dealer subsidiary, ranks among the largest

independent broker/dealers. As of December 31, 2012, our Advisors channel had approximately 484 thousand mutual fund customers.

Over the past several years, we have instituted more stringent production requirements for our sales force, which has resulted in a steady decline in our number of advisors. However, gross sales have not declined, and this channel produced 12% more in 2012 with 13% fewer advisors, on average, compared to 2010. This headcount decline leveled off during 2012. We utilize gross revenue per advisor to measure advisor productivity. For purposes of this measure, gross revenue consists of front-end load sales and distribution fee revenues, as would be received from an underwriter, from sales of both our Funds and other mutual funds. It also includes fee revenues from our asset allocation products and financial plans, and commission revenues earned on insurance products. Gross revenue per advisor was $168 thousand, $156 thousand and $119 thousand for the years ended December 31, 2012, 2011 and 2010, respectively.

Institutional Channel

Through this channel, we manage assets in a variety of investment styles for a variety of institutions. The largest client type is other asset managers that hire us to act as subadvisor; they are typically distributors who lack scale or the track record to manage internally, or choose to market multi-manager styles. Our diverse client list also includes corporations, foundations, endowments, Taft-Hartley plans and public funds, including defined benefit plans and defined contribution plans. Over time, the Institutional channel has been successful in developing subadvisory relationships. As of December 31, 2012, this type of business comprised more than 65% of the Institutional channel's assets, which management views as a positive development as it believes this type of business has better growth potential than the defined benefit business. Assets under management in the Institutional channel were $11.8 billion at December 31, 2012.

Service Agreements

We earn service fee revenues by providing various services to the Funds and their shareholders. Pursuant to the shareholder servicing agreements, we perform shareholder servicing functions for which the Funds pay us a monthly fee, including: maintaining shareholder accounts; issuing, transferring and redeeming shares; distributing dividends and paying redemptions; furnishing information related to the Funds; and handling shareholder inquiries. Pursuant to the accounting service agreements, we provide the Funds with bookkeeping and accounting services and assistance for which the Funds pay us a monthly fee, including: maintaining the Funds' records; pricing Fund shares; and preparing prospectuses for existing shareholders, proxy statements and certain other shareholder reports.

Agreements with the Funds may be adopted or amended with the approval of the disinterested members of each Fund's board of trustees and have annually renewable terms of one year.

Competition

The financial services industry is a highly competitive global industry. According to the ICI, at the end of 2012 there were more than 8,700 open-end investment companies of varying sizes, investment policies and objectives whose shares are being offered to the public in the United States alone. Factors affecting our business include brand recognition, business reputation, investment performance, quality of service and the continuity of both client relationships and assets under management. A majority of mutual fund sales go to funds that are highly rated by a small number of well-known ranking services that focus on investment performance. Competition is based on distribution methods, the type and quality of shareholder services, the success of marketing efforts, and the ability to develop investment products for certain market segments to meet the changing needs of investors and to achieve competitive investment management performance.

We compete with hundreds of other mutual fund management, distribution and service companies that distribute their fund shares through a variety of methods, including affiliated and unaffiliated sales

forces, broker/dealers and direct sales to the public of shares offered at a low or no sales charge. Many larger mutual fund complexes have significant advertising budgets and established relationships with brokerage houses with large distribution networks, which enable these fund complexes to reach broad client bases. Many investment management firms offer services and products similar to ours, as well as other independent financial advisors. We also compete with brokerage and investment banking firms, insurance companies, commercial banks and other financial institutions and businesses offering other financial products in all aspects of their businesses. Although no single company or group of companies consistently dominates the mutual fund management and services industry, many are larger than us, have greater resources and offer a wider array of financial services and products. We believe that competition in the mutual fund industry will increase as a result of increased flexibility afforded to banks and other financial institutions to sponsor mutual funds and distribute mutual fund shares. Additionally, barriers to entry into the investment management business are relatively few, and thus, we face a potentially growing number of competitors, especially during periods of strong financial and economic markets.

The distribution of mutual funds and other investment products has undergone significant developments in recent years, which has intensified the competitive environment in which we operate. These developments include the introduction of new products, increasingly complex distribution systems with multiple classes of shares, the development of internet websites providing investors with the ability to invest on-line, the introduction of sophisticated technological platforms used by financial advisors to sell and service mutual funds for their clients, the introduction of separately managed accounts—previously available only to institutional investors—to individuals, and growth in the number of mutual funds offered.

We believe we effectively compete across multiple dimensions of the asset management and broker/dealer businesses. First, we market our products, primarily the Ivy Funds family, to unaffiliated broker/dealers and advisors and compete against other asset managers offering mutual fund products. This distribution method allows us to move beyond proprietary distribution and increases our potential pool of clients. Competition is based on sales techniques, personal relationships and skills, and the quality of financial planning products and services offered. We compete against asset managers that are both larger and smaller than our firm, but we believe that the breadth and depth of our products position us to compete in this environment. Second, our proprietary broker/dealer consists of a sales force of independent contractors affiliated with our company who have access to our proprietary financial products. We believe our business model targets customers seeking personal assistance from financial advisors or planners where the primary competition is companies distributing products through financial advisors. Our financial advisors compete primarily with large and small broker/dealers, independent financial advisors, registered investment advisors and insurance representatives. The market for financial advice is extremely broad and fragmented. Finally, we compete in the institutional marketplace, working with consultants who select asset managers for various opportunities, as well as working directly with plan sponsors, foundations, endowments and other asset managers who hire subadvisors. In this marketplace, we compete with a broad range of asset managers.

We also face competition in attracting and retaining qualified financial advisors and employees. To maximize our ability to compete effectively in our business, we offer competitive compensation.

Regulation

The securities industry is subject to extensive regulation and virtually all aspects of our business are subject to various federal and state laws and regulations. These laws and regulations are primarily intended to protect investment advisory clients and shareholders of registered investment companies. Under such laws and regulations, agencies and organizations that regulate investment advisers, broker/dealers, and transfer agents like us have broad administrative powers, including the power to limit, restrict or prohibit an investment adviser, broker/dealer or transfer agent from carrying on its business in the event that it fails to comply with applicable laws and regulations. In such event, the possible sanctions that may be imposed include, but are not limited to, the suspension of individual employees or agents, limitations on engaging in

certain lines of business for specified periods of time, censures, fines and the revocation of investment adviser and other registrations.

The Securities and Exchange Commission (the "SEC") is the federal agency responsible for the administration of federal securities laws. Certain of our subsidiaries are registered with the SEC as investment advisers under the Advisers Act, which imposes numerous obligations on registered investment advisers including, among other things, fiduciary duties, record-keeping and reporting requirements, operational requirements and disclosure obligations, as well as general anti-fraud prohibitions. Investment advisers are subject to periodic examination by the SEC, and the SEC is authorized to institute proceedings and impose sanctions for violations of the Advisers Act, ranging from censure to termination of an investment adviser's registration.

Our Funds are registered as investment companies with the SEC under the ICA, and various filings are made with states under applicable state rules and regulations. The ICA regulates the relationship between a mutual fund and its investment adviser and prohibits or severely restricts principal transactions and joint transactions. Various regulations cover certain investment strategies that may be used by the Funds for hedging and/or speculative purposes. To the extent the Funds purchase futures contracts, options on futures contracts and foreign currency contracts, they are subject to the commodities and futures regulations of the Commodity Futures Trading Commission.

We derive a large portion of our revenues from investment management agreements. Under the Advisers Act, our investment management agreements terminate automatically if assigned without the client's consent. Under the ICA, investment advisory agreements with registered investment companies, such as the Funds, terminate automatically upon assignment. The term "assignment" is broadly defined and includes direct assignments, as well as assignments that may be deemed to occur, under certain circumstances, upon the transfer, directly or indirectly, of a controlling interest in the Company.

The Company is also subject to federal and state laws affecting corporate governance, including the Sarbanes-Oxley Act of 2002 ("S-OX"), as well as rules adopted by the SEC. In 2004, we implemented compliance with Section 404 of S-OX. Our related report on internal controls over financial reporting for 2012 is included in Part I, Item 9A.

As a publicly traded company, we are also subject to the rules of the New York Stock Exchange (the "NYSE"), the exchange on which our stock is listed, including the corporate governance listing standards approved by the SEC.

Two of our subsidiaries, W&R and IFDI, are registered as broker/dealers with the SEC and the states. A third broker/dealer subsidiary, LEC, was sold effective January 1, 2013. Much of the broker/dealer regulation has been delegated by the SEC to self-regulatory organizations, principally the Municipal Securities Rulemaking Board and the Financial Industry Regulatory Authority ("FINRA"), which is the primary regulator of our broker/dealer activities. These self-regulatory organizations adopt rules (subject to approval by the SEC) that govern the industry and conduct periodic examinations of our operations over which they have jurisdiction. Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business. Broker/dealers are subject to regulations that cover all aspects of the securities business, including sales practices, market making and trading among broker/dealers, the use and safekeeping of clients' funds and securities, capital structure, record-keeping, and the conduct of directors, officers and employees. Violation of applicable regulations can result in the revocation of broker/dealer licenses, the imposition of censures or fines, and the suspension or expulsion of a firm, its officers or employees.

W&R, LEC and IFDI are each subject to certain net capital requirements pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Uniform Net Capital Rule 15c3-1 of the Exchange Act (the "Net Capital Rule") specifies the minimum level of net capital a registered broker/dealer must maintain and also requires that part of its assets be kept in a relatively liquid form. The Net

Capital Rule is designed to ensure the financial soundness and liquidity of broker/dealers. Any failure to maintain the required minimum net capital may subject us to suspension or revocation of our registration or other limitations on our activity by the SEC, and suspension or expulsion by FINRA or other regulatory bodies, and ultimately could require the broker/dealer's liquidation. The maintenance of minimum net capital requirements may also limit our ability to pay dividends. As of December 31, 2012, 2011 and 2010, net capital for W&R, LEC and IFDI exceeded all minimum requirements.

Pursuant to the requirements of the Securities Investor Protection Act of 1970, W&R is a member of the Securities Investor Protection Corporation (the "SIPC"). IFDI is not a member of the SIPC. The SIPC provides protection against lost, stolen or missing securities (but not loss in value due to a rise or fall in market prices) for clients in the event of the failure of a broker/dealer. Accounts are protected up to $500,000 per client with a limit of $100,000 for cash balances. However, since the Funds, and not our broker/dealer subsidiaries, maintain customer accounts, SIPC protection would not cover mutual fund shareholders whose accounts are maintained directly with the Funds.

Title III of the USA PATRIOT Act, the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001, imposes significant anti-money laundering requirements on all financial institutions, including domestic banks and domestic operations of foreign banks, broker/dealers, futures commission merchants and investment companies.

Our businesses may be materially affected not only by regulations applicable to us as an investment adviser, broker/dealer or transfer agent, but also by law and regulations of general application. For example, the volume of our principal investment advisory business in a given time period could be affected by, among other things, existing and proposed tax legislation and other governmental regulations and policies (including the interest rate policies of the Federal Reserve Board), and changes in the interpretation or enforcement of existing laws and rules that affect the business and financial communities.

Intellectual Property

We regard our names as material to our business, and have registered certain service marks associated with our business with the United States Patent and Trademark Office.

Employees

At December 31, 2012 we had 1,656 full-time employees, consisting of 1,163 home office employees, 123 Legend employees and 370 employees responsible for advisor field supervision and administration.

Available Information

We file reports, proxy statements, and other information with the SEC, copies of which can be obtained from the SEC's Public Reference Room at 100 F Street NE, Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-732-0330.

Reports we file electronically with the SEC via the SEC's Electronic Data Gathering, Analysis and Retrieval system ("EDGAR") may be accessed through the internet. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, at *www.sec.gov*. The Company makes available free of charge our proxy statements, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports under the "Reports & SEC Filings" menu on the "Investor Relations" section of our internet website at *www.waddell.com* as soon as it is reasonably practical after such filing has been made with the SEC.

Also available on the "Corporate Governance" page in the "Our Firm" dropdown menu is information on corporate governance. Stockholders can view our Corporate Code of Business Conduct and Ethics (the "Code of Ethics"), which applies to directors, officers and all employees of the Company,

our Corporate Governance Guidelines, and the charters of key committees (including the Audit, Compensation, and Nominating and Corporate Governance Committees). Printed copies of these documents are available to any stockholder upon request by calling the investor relations department at 1-800-532-2757. Any future amendments to or waivers of the Code of Ethics will be posted to our website, as required.

ITEM 1A. Risk Factors

Our Financial Advisors Are Classified As Independent Contractors, And Changes To Their Classification May Increase Our Operating Expenses. From time to time, various legislative or regulatory proposals are introduced at the federal or state levels to change the status of independent contractors' classification to employees for either employment tax purposes (withholding, social security, Medicare and unemployment taxes) or other benefits available to employees. Currently, most individuals are classified as employees or independent contractors for employment tax purposes based on 20 "common law" factors, rather than any definition found in the Internal Revenue Code or Treasury regulations. We classify the majority of our financial advisors as independent contractors for all purposes, including employment tax and employee benefit purposes. There can be no assurance that legislative, judicial or regulatory (including tax) authorities will not introduce proposals or assert interpretations of existing rules and regulations that would change the independent contractor/employee classification of those financial advisors currently doing business with us. The costs associated with potential changes, if any, with respect to these independent contractor classifications could have a material adverse effect on the Company, including our results of operations and financial condition. See Part I, Item 3. "Legal Proceedings."

Our Business Is Subject To Substantial Risk From Litigation, Regulatory Investigations And Potential Securities Laws Liability. Many aspects of our business involve substantial risks of litigation, regulatory investigations and/or arbitration, and from time to time, we are involved in various legal proceedings in the course of operating our business. The Company is exposed to liability under federal and state securities laws, other federal and state laws and court decisions, as well as rules and regulations promulgated by the SEC, FINRA and other regulatory bodies. We, our subsidiaries, and/or certain of our past and present officers, have been named as parties in legal actions, regulatory investigations and proceedings, and securities arbitrations in the past and have been subject to claims alleging violation of such laws, rules and regulations, which have resulted in the payment of fines and settlements. An adverse resolution of any lawsuit, legal or regulatory proceeding or claim against us could result in substantial costs or reputational harm to the Company, and have a material adverse effect on the Company's business, financial condition or results of operations, which, in turn, may negatively affect the market price of our common stock and our ability to pay dividends. In addition to these financial costs and risks, the defense of litigation or arbitration may divert resources and management's attention from operations. See Part I, Item 3. "Legal Proceedings."

An Increasing Percentage Of Our Assets Under Management Are Distributed Through Our Wholesale Channel, Which Has Higher Redemption Rates Than Our Traditional Advisors Channel. In recent years, we have focused on expanding distribution efforts relating to our Wholesale channel. The percentage of our assets under management in the Wholesale channel has increased from 10% at December 31, 2003 to 51% at December 31, 2012, and the percentage of our total sales represented by the Wholesale channel has increased from 17% for the year ended December 31, 2003 to 70% for the year ended December 31, 2012. The success of sales in our Wholesale channel depends upon our maintaining strong relationships with institutional accounts, certain strategic partners and our third party distributors. Many of those distribution sources also offer investors competing funds that are internally or externally managed, which could limit the distribution of our products. The loss of any of these distribution channels and the inability to continue to access new distribution channels could decrease our assets under management and adversely affect our results of operations and growth. There are no assurances that these channels and their client bases will continue to be accessible to us. The loss or diminution of the level of business we do with those providers could have a material adverse effect on our business, especially with the high concentration of assets in

certain funds in this channel, namely the Ivy Asset Strategy fund. Compared to the industry average redemption rate of 24.5% and 27.0% for the years ended December 31, 2012 and 2011, respectively, the Wholesale channel had redemption rates of 30.2% and 29.5% for the years ended December 31, 2012 and 2011, respectively. Redemption rates were 9.9% and 10.0% for our Advisors channel in the same periods, reflecting the higher rate of transferability of investment assets in the Wholesale channel.

There May Be An Adverse Effect On Our Revenues And Earnings If Our Investors Redeem The Assets We Manage On Short Notice. Mutual fund investors may redeem their investments in our mutual funds at any time without any prior notice. Additionally, our investment management agreements with institutions and other non-mutual fund accounts are generally terminable upon relatively short notice. Investors can terminate their relationship with us, reduce their aggregate amount of assets under management, or shift their funds to other types of accounts with different rate structures for any number of reasons, including investment performance, changes in prevailing interest rates and financial market performance. The ability of our investors to accomplish this on short notice has increased materially due to the growth of assets in our Wholesale channel, and with the high concentration of assets in certain funds in this channel, including the Ivy Asset Strategy fund. The decrease in revenues that could result from any such event could have a material adverse effect on our business and earnings.

There Is No Assurance That New Information Systems Will Be Implemented Successfully. A number of the Company's key information technology systems were developed solely to handle the Company's particular information technology infrastructure. The Company is in the process of evaluating and implementing new information technology and systems that it believes could facilitate and improve our core businesses and our productivity. There can be no assurance that the Company will be successful in implementing the new information technology and systems or that their implementation will be completed in a timely or cost effective manner. Failure to implement or maintain adequate information technology infrastructure could impede our ability to support business growth.

Regulatory Risk Is Substantial In Our Business And Non-Compliance With Regulations, Or Changes In Regulations, Could Have A Significant Impact On The Conduct Of Our Business And Our Prospects, Revenues And Earnings. Our investment advisory and broker/dealer businesses are heavily regulated, primarily at the federal level. Non-compliance with applicable laws or regulations could result in sanctions being levied against us, including fines and censures, suspension or expulsion from a certain jurisdiction or market, or the revocation of licenses. Non-compliance with applicable laws or regulations could also adversely affect our reputation, prospects, revenues and earnings. In addition, changes in current legal, regulatory, accounting, tax or compliance requirements or in governmental policies could adversely affect our operations, revenues and earnings by, among other things, increasing expenses and reducing investor interest in certain products we offer. Distribution fees paid to mutual fund distributors in accordance with Rule 12b-1 promulgated under the Investment Company Act of 1940, as amended ("Rule 12b-1") are an important element of the distribution of the mutual funds we manage. The SEC has proposed replacing Rule 12b-1 with a new regulation that would significantly change current fund distribution practices in the industry. If this proposed regulation is adopted, it may have a material impact on the compensation we pay to distributors for distributing the mutual funds we manage and/or our ability to recover expenses related to the distribution of our funds, and thus could materially impact our revenue and net income. Additionally, our profitability could be affected by rules and regulations that impact the business and financial communities generally, including changes to the laws governing state and federal taxation.

Our Revenues, Earnings And Prospects Could Be Adversely Affected If The Securities Markets Decline. Our results of operations are affected by certain economic factors, including the level of the securities markets. The on-going existence of adverse market conditions, which is particularly material to us due to our high concentration of assets under management in the United States domestic stock market, and lack of investor confidence could result in investors further withdrawing from the markets or decreasing their rate of investment, either of which could adversely affect our revenues, earnings and growth prospects to a greater extent. Because our revenues are, to a large extent, investment management fees that are based on the value of assets under management, a decline in the value of these assets adversely affects our revenues and earnings. Our growth is dependent to a significant degree upon our ability to attract and retain mutual fund assets, and, in an adverse economic environment, this may prove more difficult. Our growth rate has varied from year to year and there can be no assurance that the average growth rates sustained in recent years will continue. Declines in the securities markets could significantly reduce future revenues and earnings. In addition, a decline in the market value of these assets could cause our clients to withdraw funds in favor of investments they perceive as offering greater opportunity or lower risk, which could also negatively impact our revenues and earnings. The combination of adverse markets reducing sales and investment management fees could compound on each other and materially affect earnings.

There May Be Adverse Effects On Our Revenues And Earnings If Our Funds' Performance Declines. Success in the investment management and mutual fund businesses is dependent on the investment performance of client accounts relative to market conditions and the performance of competing funds. Good relative performance stimulates sales of the Funds' shares and tends to keep redemptions low. Sales of the Funds' shares in turn generate higher management fees and distribution revenues. Good relative performance also attracts institutional and separate accounts. Conversely, poor relative performance results in decreased sales, increased redemptions of the Funds' shares and the loss of institutional and separate accounts, resulting in decreases in revenues. Failure of our Funds to perform well could, therefore, have a material adverse effect on our revenues and earnings.

Our Ability To Hire And Retain Senior Executive Management And Other Key Personnel Is Significant To Our Success And Growth. Our continued success depends to a substantial degree on our ability to attract and retain qualified senior executive management and other key personnel to conduct our broker/dealer, fund management and investment advisory businesses. The market for qualified fund managers, investment analysts, financial advisors and wholesalers is extremely competitive. Additionally, we are dependent on our financial advisors and select wholesale distributors to sell our mutual funds and other investment products. Our growth prospects will be directly affected by the quality, quantity and productivity of financial advisors and wholesalers we are able to successfully recruit and retain. There can be no assurances that we will be successful in our efforts to recruit and retain the required personnel.

We Have Substantial Intangibles On Our Balance Sheet, And Any Impairment Of Our Intangibles Could Adversely Affect Our Results of Operations And Financial Position. At December 31, 2012, our total assets were approximately $1.2 billion, of which approximately $162.0 million, or 14%, consisted of goodwill and identifiable intangible assets. We complete an ongoing review of goodwill and intangible assets for impairment on an annual basis or more frequently whenever events or a change in circumstances warrant. Important factors in determining whether an impairment of goodwill or intangible assets might exist include significant continued underperformance compared to peers, the likelihood of termination or non-renewal of a mutual fund advisory or subadvisory contract or substantial changes in revenues earned from such contracts, significant changes in our business and products, material and ongoing negative industry or economic trends, or other factors specific to each asset or subsidiary being tested. Because of the significance of goodwill and other intangibles to our consolidated balance sheets, the annual impairment analysis is critical. Any changes in key assumptions about our business and our prospects, or changes in market conditions or other externalities, could result in an impairment charge. Any such charge could have a material effect on our results of operations and financial position.

There May Be Adverse Effects On Our Business And Earnings Upon The Termination Of, Or Failure To Renew, Certain Agreements. A majority of our revenues are derived from investment management agreements with the Funds that, as required by law, are terminable on 60 days' notice. Each investment management agreement must be approved and renewed annually by the disinterested members of each Fund's board of trustees or its shareholders, as required by law. Additionally, our investment management agreements provide for automatic termination in the event of assignment, which includes a change of control, without the consent of our clients and, in the case of the Funds, approval of the Funds' board of directors/trustees and shareholders to continue the agreements. There can be no assurances that our clients will consent to any assignment of our investment management agreements, or that those and other contracts will not be terminated or will be renewed on favorable terms, if at all, at their expiration and new agreements may not be available. See "Business—Distribution Channels—Wholesale Channel, Institutional Channel." The decrease in revenues that could result from any such event could have a material adverse effect on our business and earnings.

A Failure In Or Breach Of Our Operational Or Security Systems Or Our Technology Infrastructure, Or Those Of Third Parties, Could Result In A Material Adverse Effect On Our Business, Reputation, Cash Flows and Results Of Operations. We are highly dependent upon the use of various proprietary and third-party software applications and other technology systems to operate our business. As part of our normal operations, we process a large number of transactions on a daily basis and maintain and transmit confidential client and employee information, the safety and security of which is dependent upon the effectiveness of our information security policies, procedures and capabilities to protect such systems and the data that reside on or are transmitted through them.

Although we take protective measures and endeavor to modify these protective measures as circumstances warrant, technology is subject to rapid change and the nature of the threats continue to evolve. As a result, our operating and technology systems, software and networks may fail to operate properly or become disabled, or may be vulnerable to unauthorized access, inadvertent disclosure, loss or destruction of data (including confidential client information), computer viruses or other malicious code, cyber attacks and other events that could materially damage our operations, have an adverse security impact, or cause the disclosure or modification of sensitive or confidential information. Most of the software applications that we use in our business are licensed from, and supported, upgraded and maintained by, third-party vendors. A suspension or termination of certain of these licenses or the related support, upgrades and maintenance could cause temporary system delays or interruption. We also take precautions to password protect and/or encrypt our laptops and other mobile electronic hardware. If such hardware is stolen, misplaced or left unattended, it may become vulnerable to hacking or other unauthorized use, creating a possible security risk and resulting in potentially costly actions by us. Further, while we have in place a disaster recovery plan to address catastrophic and unpredictable events, there is no guarantee that this plan will be sufficient in responding to or ameliorating the effects of all disaster scenarios, and we may experience system delays and interruptions as a result of natural disasters, power failures, acts of war, and third-party failures.

The breach of our operational or technology systems, software and networks, or those of third parties, due to one or more of these events could cause interruptions, malfunctions or failures in our operations and/or the loss or inadvertent disclosure of confidential client information could result in substantial financial loss or costs, liability for stolen assets or information, breach of client contracts, client dissatisfaction and/or loss, regulatory actions, remediation costs to repair damage caused by the breach, additional security costs to mitigate against future incidents and litigation costs resulting from the incident. These events, and those discussed above, could have a material adverse effect on our business, reputation, results of operations, financial position, cash flow, revenues and income.

Regulations Restricting The Use Of "Soft Dollars" Could Result In An Increase In Our Expenses. On behalf of our mutual fund and investment advisory clients, we make decisions to buy and sell securities for each portfolio, select broker/dealers to execute trades, and negotiate brokerage commission rates. In connection

with these transactions, we may receive "soft dollar credits" from broker/dealers that we can use to defray certain of our expenses. If regulations are adopted eliminating the ability of asset managers to use "soft dollars," our operating expenses could increase.

Fee Pressures Could Reduce Our Revenues And Profitability. There is a trend toward lower fees in some segments of the investment management business. In addition, the SEC has adopted rules that are designed to improve mutual fund corporate governance, which could result in further downward pressure on investment advisory fees in the mutual fund industry. Accordingly, there can be no assurance that we will be able to maintain our current fee structure. Fee reductions on existing or future new business could have an adverse impact on our revenues and profitability.

We Could Experience Adverse Effects On Our Revenues, Profits And Market Share Due To Strong Competition From Numerous And Sometimes Larger Companies. We compete with stock brokerage firms, mutual fund companies, investment banking firms, insurance companies, banks, internet investment sites, and other financial institutions and individual registered investment advisers. Many of these companies not only offer mutual fund investments and services, but also offer an ever-increasing number of other financial products and services. Many of our competitors have more products and product lines, services and brand recognition and may also have substantially greater assets under management. Many larger mutual fund complexes have developed more extensive relationships with brokerage houses with large distribution networks, which may enable those fund complexes to reach broader client bases. In recent years, there has been a trend of consolidation in the mutual fund industry resulting in stronger competitors with greater financial resources than us. There has also been a trend toward online internet financial services. If existing or potential customers decide to invest with our competitors instead of with us, our market share, revenues and income could decline.

The Terms Of Our Credit Facility And Senior Unsecured Notes Impose Restrictions On Our Operations That May Adversely Impact Our Prospects And The Operations Of Our Business. There are no assurances that we will be able to raise additional capital if needed, which could negatively impact our liquidity, prospects and operations. We have entered into a 3-year revolving credit facility with various lenders providing for total loans of $125.0 million. Under this facility, the lenders may, at their option upon our request, expand the facility to $200.0 million. At February 15, 2013, there was no balance outstanding under the revolving credit facility. We also entered into a note purchase agreement with various purchasers for the sale and issuance of $190.0 million of unsecured senior notes comprised of $95 million of 5.0% senior notes, series A, due 2018 and $95 million of 5.75% senior notes, series B, due 2021, all of which were issued on January 13, 2011. The terms and conditions of our revolving credit facility and note purchase agreement impose restrictions that affect, among other things, our ability to incur additional debt, make capital expenditures and acquisitions, merge, sell assets, pay dividends and create or incur liens. Our ability to comply with the financial covenants set forth in our credit facility and note purchase agreement could be affected by events beyond our control, and there can be no assurance that we will achieve operating results that will comply with such terms and conditions, a breach of which could result in a default under our credit facility and note purchase agreement. In the event of a default under the credit facility and/or note purchase agreement, the banks could elect to declare the outstanding principal amount of our credit facility, all interest thereon, and all other amounts payable under our credit facility to be immediately due and payable, and the Company's obligations under the senior unsecured notes could be accelerated and become due and payable, including any make-whole amount, respectively.

Our ability to meet our cash needs and satisfy our debt obligations will depend upon our future operating performance, asset values, the perception of our creditworthiness and, indirectly, the market value of our stock. These factors will be affected by prevailing economic, financial and business conditions and other circumstances, some of which are beyond our control. We anticipate that any funds generated by the issuance of our senior unsecured notes and any borrowings from our existing credit facility and/or cash provided by operating activities will provide sufficient funds to finance our business plans, meet our operating expenses and service our debt obligations as they become due. However, in the event that we

require additional capital, there can be no assurance that we will be able to raise such capital when needed or on satisfactory terms, if at all, and there can be no assurance that we will be able to renew or refinance our credit facility or senior unsecured notes upon their maturity or on favorable terms. If we are unable to raise capital or obtain financing, we may be forced to incur unanticipated costs or revise our business plan.

Potential Misuse Of Funds And Information In The Possession Of Our Employees And/Or Advisors Could Result In Liability To Our Clients, Subject Us To Regulatory Sanctions Or Otherwise Adversely Affect Our Revenues and Profitability. Our business is based on the trust and confidence of our clients, for whom our financial advisors handle a significant amount of funds, as well as financial and personal information. Although we have implemented a system of internal controls to minimize the risk of fraudulent taking or misuse of funds and information, there can be no assurance that our controls will be adequate or that a taking or misuse by our employees or financial advisors can be prevented. We could be liable in the event of a taking or misuse by our employees or financial advisors and we could also be subject to regulatory sanctions. Although we believe that we have adequately insured against these risks, there can be no assurance that our insurance will be maintained or that it will be adequate to meet any liability. Any damage to the trust and confidence placed in us by our clients may cause assets under management to decline, which could adversely affect our revenues, financial condition, results of operations and business prospects.

Our Stockholders Rights Plan Could Deter Takeover Attempts, Which Some Of Our Stockholders May Believe To Be In Their Best Interest. Under certain conditions, the rights under our stockholders rights plan entitle the holders of such rights to receive shares of our common stock having a value equal to two times the exercise price of the right. The rights are attached to each share of our outstanding common stock and generally are exercisable only if a person or group acquires 15% or more of the voting power represented by our common stock. Our stockholders rights plan could impede the completion of a merger, tender offer, or other takeover attempt even though some or a majority of our stockholders might believe that a merger, tender offer or takeover is in their best interests, and even if such a transaction could result in our stockholders receiving a premium for their shares of our stock over the then current market price of our stock.

Provisions Of Our Organizational Documents Could Deter Takeover Attempts, Which Some Of Our Stockholders May Believe To Be In Their Best Interest. Under our Restated Certificate of Incorporation, our Board of Directors has the authority, without action by our stockholders, to fix certain terms and issue shares of our Preferred Stock, par value $1.00 per share. Actions of our Board of Directors pursuant to this authority may have the effect of delaying, deterring or preventing a change in control of the Company. Other provisions in our Restated Certificate of Incorporation and in our Amended and Restated Bylaws impose procedural and other requirements that could be deemed to have anti-takeover effects, including replacing incumbent directors. Our Board of Directors is divided into three classes, each of which is to serve for a staggered three-year term after the initial classification and election, and incumbent directors may not be removed without cause, all of which may make it more difficult for a third party to gain control of our Board of Directors. In addition, as a Delaware corporation we are subject to section 203 of the Delaware General Corporation Law. With certain exceptions, section 203 imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our voting stock.

Our Holding Company Structure Results In Structural Subordination And May Affect Our Ability To Fund Our Operations And Make Payments On Our Debt. We are a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including $190.0 million of our senior notes, are dependent upon the earnings of our subsidiaries and the distribution of earnings, loans or other payments by our subsidiaries to us. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due on our debt or provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances to us by our subsidiaries could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations. Our right to receive any

assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of our debt to participate in those assets, would be effectively subordinated to the claims of those subsidiaries' creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be effectively subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

There Are No Assurances That We Will Pay Future Dividends, Which Could Adversely Affect Our Stock Price. The Waddell & Reed Financial, Inc. Board of Directors (the "Board of Directors") currently intends to continue to declare quarterly dividends on our Class A common stock (our "common stock"); however, the declaration and payment of dividends is subject to the discretion of our Board of Directors. Any determination as to the payment of dividends, as well as the level of such dividends, will depend on, among other things, general economic and business conditions, our strategic plans, our financial results and condition, and contractual, legal, and regulatory restrictions on the payment of dividends by us or our subsidiaries. We are a holding company and, as such, our ability to pay dividends is subject to the ability of our subsidiaries to provide us with cash. There can be no assurance that the current quarterly dividend level will be maintained or that we will pay any dividends in any future period(s). Any change in the level of our dividends or the suspension of the payment thereof could adversely affect our stock price.

ITEM 1B. Unresolved Staff Comments

None.

ITEM 2. Properties

We own two buildings in the vicinity of buildings currently leased by our home offices: a 50,000 square foot building located in Overland Park, KS and a 45,000 square foot building located in Mission, KS. Existing home office lease agreements cover approximately 310,000 square feet for Waddell & Reed located in Overland Park, Kansas, 38,000 square feet for our disaster recovery facility and 39,000 square feet for Legend located in Palm Beach Gardens, Florida. The lease agreement for Legend was assumed by the purchaser, effective January 1, 2013. An additional lease covers office space of 41,000 square feet in Boca Raton, Florida. This space has been sublet and the lease agreement ends March 31, 2013. In addition, we lease office space for sales management, which is available to our financial advisors for use, in various locations throughout the United States totaling approximately 661,000 square feet. In the opinion of management, the office space owned and leased by the Company is adequate for existing operating needs.

ITEM 3. Legal Proceedings

The Company is involved from time to time in various legal proceedings, regulatory investigations and claims incident to the normal conduct of business, which may include proceedings that are specific to us and others generally applicable to business practices within the industries in which we operate. A substantial legal liability or a significant regulatory action against us could have an adverse effect on our business, financial condition and on the results of operations in a particular quarter or year.

The Company accrues an undiscounted liability for those contingencies where the incurrence of a loss is probable, and the amount can be reasonably estimated. These amounts are not reduced by amounts that may be recovered under insurance or claims against third parties, but undiscounted receivables from insurers or other third parties may be accrued separately. The Company regularly revises such accruals in light of new information. For contingencies where an unfavorable outcome is reasonably possible and that are significant, the Company discloses the nature of the contingency and, where feasible, an estimate of the possible loss. For purposes of our litigation contingency disclosures, "significant" includes material matters as well as other items that management believes should be disclosed. Management judgment is required related to contingent liabilities and the outcome of litigation because both are difficult to predict.

Michael E. Taylor, Kenneth B. Young, individuals, on behalf of themselves individually and on behalf of others similarly situated v. Waddell & Reed, Inc., a Delaware Corporation; and DOES 1 through 10 inclusive; Case No. 09-CV-2909 DMS WVG; in the United States District Court for the Southern District of California.

In this action filed December 28, 2009, the Company was sued in an individual action, class action and Fair Labor Standards Act ("FLSA") nationwide collective action by two former advisors asserting misclassification of financial advisors as independent contractors instead of employees. Plaintiffs, on behalf of themselves and a purported class of Waddell & Reed, Inc. financial advisors, assert claims under the FLSA for minimum wages and overtime wages, and under California Labor Code Statutes for timely payment of wages, minimum wages, overtime compensation, meal periods, reimbursement of losses and business expenses and itemized wage statements and a claim for Unfair Business Practices under §17200 of the California Business & Professions Code. Plaintiffs seek declaratory and injunctive relief and monetary damages.

Plaintiffs moved for conditional collective action certification under the FLSA. The Company opposed this motion and additionally moved for summary judgment on Plaintiffs' individual FLSA claims. The Court issued an order on January 3, 2012 granting the Company's summary judgment motions, holding that Plaintiffs' individual FLSA claims fail as a matter of law, and denying Plaintiffs' motion for conditional collective action certification under the FLSA as moot. This ruling effectively removes all nationwide FLSA claims from the case.

Subsequently, the Company moved for summary judgment on Plaintiffs' individual California claims. The Court issued an order on August 20, 2012 granting the Company's summary judgment motions, holding that Plaintiffs' individual California claims fail as a matter of law. This order effectively dismissed Plaintiffs from the case, both individually and as putative class representatives.

However, in its August 20, 2012 order, the Court also granted Plaintiffs' motion to add a new individual and putative class representative to the action, effectively replacing the originally named Plaintiffs. The newly named Plaintiff continued to pursue the California claims referenced above on behalf of the putative class, as well as newly added representative derivative claims under the California Private Attorney General Act.

The Company moved for summary judgment, asking the Court to dismiss the newly named Plaintiff's individual claims. The arguments made in support of this request were the same as those that prevailed in the Taylor and Young motions for summary judgment. On February 1, 2013, the Court issued an order granting the Company's summary judgment motion. This ruling effectively dismisses all remaining claims in the case in their entirety, pending appeal. No appeal has yet been filed. The Company intends to continue to vigorously defend the matter at appeal, if any.

ITEM 4. Submission of Matters to a Vote of Security Holders

During the fourth quarter of the fiscal year covered by this report, no matter was submitted to a vote of the Company's security holders, through the solicitation of proxies or otherwise.

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our Class A common stock ("common stock") is traded on the NYSE under the ticker symbol "WDR." The following table sets forth, for the periods indicated, the high and low sale prices of our common stock, as reported by the NYSE, as well as the cash dividends declared for these time periods:

Market Price

	2012			2011		
Quarter	**High**	**Low**	**Dividends Per Share**	**High**	**Low**	**Dividends Per Share**
1	$ 33.58	$ 24.40	$ 0.25	$ 42.20	$ 34.54	$ 0.20
2	33.53	26.55	0.25	42.49	34.45	0.20
3	34.04	27.02	0.25	40.04	24.78	0.20
4	35.77	30.91	1.28	29.78	22.85	0.25

The cash dividends declared during the fourth quarter of 2012 includes a special cash dividend on our common stock of $1.00 per share that was paid on December 6, 2012.

Year-end closing prices of our common stock were $34.82 and $24.77 for 2012 and 2011, respectively. The closing price of our common stock on February 15, 2013 was $42.73.

According to the records of our transfer agent, we had 3,001 holders of record of common stock as of February 15, 2013. We believe that a substantially larger number of beneficial stockholders hold such shares in depository or nominee form.

Dividends

The declaration of dividends is subject to the discretion of the Board of Directors. We intend, from time to time, to pay cash dividends on our common stock as our Board of Directors deems appropriate, after consideration of our operating results, financial condition, cash and capital requirements, compliance with covenants in our revolving credit facility, note purchase agreement and such other factors as the Board of Directors deems relevant. To the extent assets are used to meet minimum net capital requirements under the Net Capital Rule, they are not available for distribution to stockholders as dividends. See Part I, Item 1. "Business—Regulation." We anticipate that quarterly dividends will continue to be paid.

Common Stock Repurchases

Our Board of Directors has authorized the repurchase of our common stock in the open market and/or private purchases. The acquired shares may be used for corporate purposes, including shares issued to employees in our stock-based compensation programs. During the year ended December 31, 2012, we repurchased 1,536,968 shares in the open market and privately at an aggregate cost, including commissions, of $48.7 million, including 568,568 shares from related parties to cover their tax withholdings from the vesting of shares granted under our stock-based compensation programs. The aggregate cost of shares obtained from related parties during 2012 was $19.1 million. The purchase price paid by us for private repurchases of our common stock from related parties is the closing market price on the purchase date.

The following table sets forth certain information about the shares of common stock we repurchased during the fourth quarter of 2012.

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number (or Approximate Dollar Value) of Shares That May Yet Be Purchased Under The Program
October 1 - October 31	125,000	$ 32.17	125,000	n/a (1)
November 1 - November 30	53,285	32.22	53,285	n/a (1)
December 1 - December 31	199,963	34.74	199,963	n/a (1)
Total	378,248	$ 33.54	378,248	

(1) On August 31, 1998, we announced that our Board of Directors approved a program to repurchase shares of our common stock on the open market. Under the repurchase program, we are authorized to repurchase, in any seven-day period, the greater of (i) 3% of our outstanding common stock or (ii) $50 million of our common stock. We may repurchase our common stock through the New York Stock Exchange, other national or regional market systems, electronic communication networks or alternative trading systems. Our stock repurchase program does not have an expiration date or an aggregate maximum number or dollar value of shares that may be repurchased. Our Board of Directors reviewed and ratified the stock repurchase program in October 2012. During the fourth quarter of 2012, all stock repurchases were made pursuant to the repurchase program and 153,248 shares, reflected in the table above, were purchased in connection with funding employee income tax withholding obligations arising from the vesting of nonvested shares.

Total Return Performance

Comparison of Cumulative Total Return (1)



The above graph compares the cumulative total stockholder return on the Company's Class A common stock from December 31, 2007 through December 31, 2012, with the cumulative total return of the Standard & Poor's 500 Stock Index and the SNL Asset Manager Index. The SNL Asset Manager Index is a composite of 36 publicly traded asset management companies (including, among others, the companies in the peer group reviewed by the Compensation Committee for executive compensation purposes) prepared by SNL Financial, Charlottesville, Virginia. The graph assumes the investment of $100 in the Company's Class A common stock and in each of the two indices on December 31, 2007 with all dividends being reinvested. The closing price of the Company's Class A common stock on December 31, 2007 (the last trading day of the year) was $36.09 per share. The stock price performance on the graph is not necessarily indicative of future price performance.

						Period Ending
Index	**12/31/07**	**12/31/08**	**12/31/09**	**12/31/10**	**12/31/11**	**12/31/12**
Waddell & Reed Financial, Inc.	100.00	44.46	90.61	107.45	77.53	115.11
SNL Asset Manager	100.00	47.52	77.10	88.75	76.76	98.48
S&P 500	100.00	63.00	79.68	91.68	93.61	108.59

(1) Cumulative total return assumes an initial investment of $100 on December 31, 2007, with the reinvestment of all dividends through December 31, 2012.

ITEM 6. Selected Financial Data

The following table sets forth our selected consolidated financial and other data at the dates and for the periods indicated, and reflects continuing operations data. Selected financial data should be read in conjunction with, and is qualified in its entirety by, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and the Notes thereto appearing elsewhere in this report.

	For the Year Ended December 31,				
	2012	2011	2010	2009	2008 (1)
	(in thousands, except per share data and number of financial advisors)				
Revenues from:					
Investment management fees	$ 549,231	530,599	457,538	354,593	399,863
Underwriting and distribution fees	496,465	469,484	410,380	331,754	365,345
Shareholder service fees	128,109	122,449	110,348	97,969	94,514
Total revenues	1,173,805	1,122,532	978,266	784,316	859,722
Income from continuing operations	192,528	172,205	153,428	104,051	96,210
Net income per share from continuing operations, basic and diluted	2.25	2.01	1.79	1.22	1.12
Dividends declared per common share	$ 2.03	0.85	0.77	0.76	0.76
Wholesale channel data:					
Sales (net of commissions)	$ 15,258,158	16,527,674	14,448,552	14,653,043	15,524,989
Number of external wholesalers	50	51	46	34	35
Advisor channel data:					
Sales (net of commissions)	$ 4,050,418	3,799,077	3,615,654	3,201,867	3,724,165
Gross revenue per advisor	168.2	155.7	118.9	92.8	103.0
Number of financial advisors (end of period)	1,763	1,816	1,847	2,393	2,366
Average number of financial advisors	1,762	1,757	2,019	2,336	2,297
Institutional channel sales	$ 2,501,643	3,413,748	3,588,260	1,703,470	2,358,104

	As of December 31,				
	2012	2011	2010	2009	2008
			(in millions)		
Assets under management	$ 96,365	83,157	83,673	69,783	47,484
Balance sheet data:					
Goodwill and identifiable intangible assets	162.0	162.0	162.0	162.0	162.0
Total assets	1,152.8	1,082.4	976.9	983.4	775.4
Long-term debt	190.0	190.0	190.0	200.0	200.0
Total liabilities	642.6	558.8	519.8	614.3	455.3
Stockholders' equity	510.2	523.6	457.1	369.1	320.1

(1) Includes a pre-tax charge of $16.5 million ($10.5 million net of tax) for restructuring charges consisting primarily of severance costs associated with our voluntary separation program as well as costs associated with terminating various projects under development; a charge of $7.2 million (not deductible for income tax purposes) to recognize the impairment of goodwill associated with Austin Calvert & Flavin, Inc., a subsidiary sold in 2009; additional amortization of our deferred sales commission asset of $6.5 million ($4.1 million net of tax) due to significant asset redemption activity and our review of the recoverability of our deferred sales commission asset; and a pre-tax charge of $2.1 million ($1.4 million net of tax) related to the settlement of miscellaneous litigation and other matters.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This Item contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which reflect the current views and assumptions of management with respect to future events regarding our business and the industry in general. These forward-looking statements include all statements, other than statements of historical fact, regarding our financial position, business strategy and other plans and objectives for future operations, including statements with respect to revenues and earnings, the amount and composition of assets under management, distribution sources, expense levels, redemption rates and the financial markets and other conditions. These statements are generally identified by the use of words such as "may," "could," "should," "would," "believe," "anticipate," "forecast," "estimate," "expect," "intend," "plan," "project," "outlook," "will," "potential" and similar statements of a future or forward-looking nature. Readers are cautioned that any forward-looking information provided by or on behalf of the Company is not a guarantee of future performance. Certain important factors that could cause actual results to differ materially from our expectations are disclosed in the "Risk Factors" section of this Form 10-K, which include, without limitation, the adverse effect from a decline in securities markets or in the relative investment performance of our products, our inability to pay future dividends, the loss of existing distribution channels or the inability to access new ones, a reduction of the assets we manage on short notice, and adverse results of litigation and/or arbitration. All forward-looking statements speak only as of the date on which they are made and we undertake no duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The following should be read in conjunction with the "Selected Financial Data" and our Consolidated Financial Statements and Notes thereto appearing elsewhere in this report.

Executive Overview

We are one of the oldest mutual fund and asset management firms in the country, with expertise in a broad range of investment styles and across a variety of market environments. Our earnings and cash flows are heavily dependent on financial market conditions. Significant increases or decreases in the various securities markets can have a material impact on our results of operations, financial condition and cash flows.

Revenue Sources

We derive our revenues from providing investment management, investment product underwriting and distribution, and shareholder services administration to mutual funds and institutional and separately managed accounts. Investment management fees are based on the amount of average assets under management and are affected by sales levels, financial market conditions, redemptions and the composition of assets. Our underwriting and distribution revenues consist of commissions derived from sales of investment and insurance products, Rule 12b-1 asset-based service and distribution fees, distribution fees on certain variable products, fees earned on fee-based asset allocation products, and related advisory services. The products sold have various commission structures and the revenues received from those sales vary based on the type and amount sold. Shareholder service fee revenue includes transfer agency fees, custodian fees from retirement plan accounts, portfolio accounting and administration fees, and is earned based on assets under management or number of client accounts.

Expense Drivers

Our major expenses are underwriting and distribution-related commissions, employee compensation, amortization of deferred sales commissions, subadvisory fee expenses and information technology expense.

Our Distribution Channels

One of our distinctive qualities is that we are a significant distributor of investment products. Our retail products are distributed through our Wholesale channel, which includes third-parties such as other broker/dealers, registered investment advisors and various retirement platforms or through our Advisors

channel sales force of independent financial advisors. We also market our investment advisory services to institutional investors, either directly or through consultants, in our Institutional channel.

Our Wholesale Channel is our fastest growing distribution channel. Channel efforts are led by the solid performance record of the Ivy Funds family. We distribute retail mutual funds through broker/dealers, and registered investment advisors, and various retirement platforms through a team of external, internal and hybrid wholesalers as well as a team dedicated to national accounts.

The Ivy Funds maintain strong positions on many of the leading third-party distribution platforms, and we continue efforts to diversify our sales by offering other solid performing funds besides our flagship Ivy Asset Strategy fund to our partners. During 2012, we had nine funds exceed gross sales of $250 million. Sales of products other than our Ivy Asset Strategy fund accounted for 68% of total sales during 2012 compared to 53% during 2011 and 40% for 2010. We expect the Wholesale Channel to be critical in driving our organic growth rate in the coming years.

Our Advisors channel sales force consists of 1,763 independent financial advisors spread throughout the United States, who carry out our mission of providing financial advice for retirement, education funding, estate planning and other financial needs for our clients. A distinguishing aspect of this channel is its industry low redemption rate, which can be attributed to the personal nature in which our advisors provide service to their clients.

Over the past three years, we have experienced a decline in our number of financial advisors; however, the decline was not unexpected as we continue to push for higher production from our advisors by increasing minimum production requirements for them to stay licensed with us. Our gross revenue production per advisor increased 41%, to $168 thousand, and gross sales in the channel increased 12%, to $4.1 billion, during the past two years, despite the 13% decrease in advisor headcount. This headcount decline leveled off during 2012. We continue to focus our recruiting efforts on bringing in experienced advisors.

Through our Institutional channel we manage assets in a variety of investment styles for a variety of types of institutions. The largest percentage of our clients hire us to act as subadvisor for their branded products; they are typically distributors who lack scale or the track record to manage internally, or choose to market multi-manager styles. This is the smallest of our three distribution channels but it has experienced positive gross sales and net flow trends over the past two years due to our growing subadvisory relationships. Our subadvisory relationships currently account for more than 65% of the channel's $11.8 billion in assets at the end of 2012.

Market Developments

The financial markets experienced strong gains in 2012 despite ongoing uncertainty surrounding government policy and global economic growth. Retail investors were willing to accept minimal returns rather than expose themselves to the highly unpredictable equity market, which led to meaningful outflows of actively managed equity funds. Through this volatile year, the Company generated net flows of $2.3 billion and maintained stable redemption rates compared to industry averages. Strong market appreciation combined with positive flows contributed to a 16% increase in assets under management compared to December 31, 2011, as we reached assets under management of $96.4 billion at December 31, 2012.

Sale of Legend

During 2012, the Company committed to a plan to sell its Legend subsidiaries and on October 29, 2012 the Company signed a definitive agreement to execute the transaction. The sale closed effective January 1, 2013. Based on the value of the consideration the Company expected to receive upon closing, which is less than the carrying value of net assets to be sold, the Company recorded a non-cash impairment charge of $42.4 million, which is reflected in income (loss) from discontinued operations on the statement

of income. The consideration received was subject to working capital and regulatory capital adjustments through the closing date. The Company retained $7.7 million of Legend's excess working capital as part of the agreement. The agreement also includes an earnout provision based on asset retention for a period of two years following the closing date.

The operational results of Legend have been presented as discontinued operations in the consolidated financial statements for all periods presented. Unless otherwise stated, references in Management's Discussion and Analysis of Financial Condition and Results of Operations refers to continuing operations.

Operating Results

The company ended the year with $1.2 billion in revenues. The revenue increase of 5% relative to fiscal 2011 was reflective of an increase in our average managed assets and positive net flows. Average assets under management were $91.7 billion in 2012 compared to $87.1 billion in 2011.

Income from continuing operations increased 12% compared to 2011 while our operating margin improved slightly from 25.5% to 25.8%. We plan to continue our focus on cost controls during 2013.

Our balance sheet remains strong, as we ended the year with cash and investments of $504.2 million, after payment of an $85.4 million special dividend in December. At December 31, 2012, we had no borrowings outstanding under our three year revolving credit facility, which provides for initial borrowings of up to $125.0 million and can be expanded to $200.0 million.

Assets Under Management

Assets under management of $96.4 billion on December 31, 2012 increased $13.2 billion, or 16%, compared to $83.2 billion reported a year ago. Market appreciation of $10.9 billion across the complex, and net sales of $1.4 billion generated by the Wholesale channel were the primary contributors to this increase.

Change in Assets Under Management (1)

	Wholesale Channel	Advisors Channel	Institutional Channel	Total
		(in millions)		
December 31, 2012				
Beginning Assets	$ 40,954	31,709	10,494	83,157
Sales (net of commissions)	15,325	4,051	2,502	21,878
Redemptions	(13,896)	(4,156)	(2,760)	(20,812)
Net Sales	1,429	(105)	(258)	1,066
Net Exchanges	155	(158)	-	(3)
Reinvested Dividends and Capital Gains	605	454	218	1,277
Net Flows	2,189	191	(40)	2,340
Market Appreciation	5,787	3,760	1,321	10,868
Ending Assets	$ 48,930	35,660	11,775	96,365
December 31, 2011				
Beginning Assets	$ 40,883	33,181	9,609	83,673
Sales (net of commissions)	16,594	3,800	3,413	23,807
Redemptions	(12,995)	(4,047)	(2,479)	(19,521)
Net Sales	3,599	(247)	934	4,286
Net Exchanges	261	(262)	-	(1)
Reinvested Dividends and Capital Gains	279	353	112	744
Net Flows	4,139	(156)	1,046	5,029
Market Depreciation	(4,068)	(1,316)	(161)	(5,545)
Ending Assets	$ 40,954	31,709	10,494	83,157
December 31, 2010				
Beginning Assets	$ 32,818	29,474	7,491	69,783
Sales (net of commissions)	14,505	3,616	3,588	21,709
Redemptions	(10,560)	(3,526)	(2,874)	(16,960)
Net Sales	3,945	90	714	4,749
Net Exchanges	190	(308)	116	(2)
Reinvested Dividends and Capital Gains	237	338	114	689
Net Flows	4,372	120	944	5,436
Market Appreciation	3,693	3,587	1,174	8,454
Ending Assets	$ 40,883	33,181	9,609	83,673

(1) Includes all activity of the Funds and institutional and separate accounts, including money market funds and transactions at net asset value, accounts for which we receive no commissions.

Average assets under management, which are generally more indicative of trends in revenue for providing investment management services than the year over year change in ending assets under management, increased by 5% compared to 2011.

Average Assets Under Management

	2012		2011		2010	
	Average	Percentage of Total	Average	Percentage of Total	Average	Percentage of Total
	(in millions, except percentage data)					
Distribution Channel:						
Wholesale Channel						
Equity	$ 37,924	83%	39,387	91%	32,805	92%
Fixed income	7,684	17%	3,684	8%	2,385	7%
Money market	191	0%	320	1%	284	1%
Total	$ 45,799	100%	43,391	100%	35,474	100%
Advisors Channel						
Equity	$ 24,227	70%	24,477	73%	22,430	74%
Fixed income	8,933	26%	7,629	23%	6,614	22%
Money market	1,318	4%	1,203	4%	1,288	4%
Total	$ 34,478	100%	33,309	100%	30,332	100%
Institutional Channel						
Equity	$ 10,630	93%	9,627	93%	7,467	91%
Fixed income	784	7%	780	7%	732	9%
Money market	-	-	-	-	-	-
Total	$ 11,414	100%	10,407	100%	8,199	100%
Total by Asset Class:						
Equity	$ 72,781	84%	73,491	84%	62,702	85%
Fixed income	17,401	14%	12,093	14%	9,731	13%
Money market	1,509	2%	1,523	2%	1,572	2%
Total	$ 91,691	100%	87,107	100%	74,005	100%

The following table summarizes our five largest mutual funds as of December 31, 2012 by ending assets under management and investment management fees for the last three years. The assets under management and management fees of our five largest mutual funds are presented as a percentage of our total assets under management and total management fees.

Five Largest Mutual Funds by Ending Assets Under Management and Investment Management Fees

	2012		2011		2010	
	Ending	Percentage of Total	Ending	Percentage of Total	Ending	Percentage of Total
	(in millions, except percentage data)					
By Assets Under Management:						
Ivy Asset Strategy	$ 25,981	27%	23,642	28%	25,106	30%
Ivy High Income	7,228	8%	3,197	4%	1,694	2%
Advisors Asset Strategy	3,076	3%	2,772	3%	3,328	4%
Advisors Core Investment	3,067	3%	2,724	3%	2,888	3%
Ivy Mid Cap Growth	2,777	3%	1,500	2%	543	1%
Total	$ 42,129	44%	33,835	40%	33,559	40%
	(in thousands, except percentage data)					
By Management Fees:						
Ivy Asset Strategy	$ 142,701	26%	146,649	28%	123,638	27%
Ivy Global Natural Resources (1)	28,886	5%	46,324	9%	43,839	10%
Ivy High Income	28,182	5%	12,843	2%	7,925	2%
Advisors Asset Strategy	19,248	4%	20,465	4%	20,402	4%
Advisors Science & Technology	19,007	3%	19,208	3%	18,379	4%
Total	$ 238,024	43%	245,489	46%	214,183	47%

(1) For the years ended December 31, 2012, 2011 and 2010, we paid subadvisory fees of $14.6 million, $23.4 million and $22.1 million, respectively.

Results of Operations

Income from Continuing Operations

	For the Year Ended December 31,			Variance	
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
	(in thousands, except percentage data)				
Income from continuing operations	$ 192,528	172,205	153,428	12%	12%
Net income per share from continuing operations, basic and diluted	$ 2.25	2.01	1.79	12%	12%
Operating Margin	26%	25%	25%	1%	0%

We reported income from continuing operations of $192.5 million, or $2.25 per diluted share, in 2012 compared to $172.2 million, or $2.01 per diluted share, in 2011 and $153.4 million, or $1.79 per diluted share, in 2010.

Total Revenues

Total revenues increased 5% in 2012 compared to 2011, attributable to an increase in average assets under management of 5%, partially offset by a decrease in gross sales of 8%, while total revenues increased 15% in 2011 compared to 2010, attributable to an increase in average assets under management of 18% and an increase in gross sales of 10%.

	For the Year Ended December 31,			Variance	
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
	(in thousands, except percentage data)				
Investment management fees	$ 549,231	530,599	457,538	4%	16%
Underwriting and distribution fees	496,465	469,484	410,380	6%	14%
Shareholder service fees	128,109	122,449	110,348	5%	11%
Total revenues	$ 1,173,805	1,122,532	978,266	5%	15%

Investment Management Fee Revenues

Investment management fee revenues are earned for providing investment advisory services to the Funds and to institutional and separate accounts. Investment management fee revenues increased $18.6 million, or 4%, in 2012 and increased $73.1 million, or 16%, in 2011.

Revenues from investment management services provided to our retail mutual funds, which are distributed through the Wholesale, Advisors and Institutional channels, were $506.1 million in 2012 and increased $16.1 million, or 3%, compared to 2011, while the related retail average assets increased 5%. Investment management fee revenues increased less than the related retail average assets due to the effect of recording management fee waivers as an offset to investment management fees beginning in the third quarter of 2010. Of the total management fee waivers recorded in 2012 of $8.7 million, $5.5 million related to money market accounts. Revenues from investment management services provided to our retail mutual

funds were $490.0 million in 2011 and increased $65.9 million, or 16%, compared to 2010, while the related retail average assets increased 17%. Retail sales were $19.4 billion, $20.4 billion and $18.1 billion in 2012, 2011 and 2010, respectively.

Institutional and separate account revenues were $43.2 million, $40.6 million and $33.4 million in 2012, 2011 and 2010, respectively. The increase in revenues in 2012 compared to 2011 was primarily attributable to a 10% increase in average assets while the increase in revenues in 2011 compared to 2010 was a result of a 27% increase in average assets.

In the Wholesale channel, long-term redemption rates were 30.2% in 2012, compared to 29.5% in 2011 and 29.3% in 2010. Long-term redemption rates (which exclude money market fund redemptions) in the Advisors channel were 9.9% in 2012 compared to 10.0% and 9.3% in 2011 and 2010, respectively. We expect the Advisors channel long-term redemption rate to remain lower than that of the Wholesale channel due to the personal and customized nature in which our financial advisors provide service to our clients.

The long-term redemption rate for our Institutional channel was 24.2% in 2012 compared to 23.8% in 2011 and 35.1% in 2010. Subadvisory and defined contribution pension business comprise more than 65% of the Institutional channel's assets as of December 31, 2012 and unlike defined benefit pension accounts, the active daily flows in or out of these accounts can result in an increase in contributions and withdrawals and impact the channel's redemption rate.

Underwriting and Distribution

We earn underwriting and distribution fee revenues primarily by distributing the Funds pursuant to an underwriting agreement with each Fund (except the Ivy Funds VIP as explained below) and, to a lesser extent, by distributing mutual funds offered by other unaffiliated companies. Pursuant to each agreement, we offer and sell the Funds' shares on a continuous basis (open-end funds) and pay certain costs associated with underwriting and distributing the Funds, including the costs of developing and producing sales literature and printing of prospectuses, which may be either partially or fully reimbursed by the Funds. The Funds are sold in various classes that are structured in ways that conform to industry standards (*i.e.*, "front-end load," "back-end load," "level-load" and institutional).

When a client purchases Class A shares (front-end load), the client pays an initial sales charge of up to 5.75% of the amount invested. The sales charge for Class A shares typically declines as the investment amount increases. In addition, investors may combine their purchases of all fund shares to qualify for a reduced sales charge. Class A shares purchased at net asset value are assessed a 1% contingent deferred sales charge ("CDSC") if the shares are redeemed within 12 months of purchase. When a client invests in an asset allocation product, Class A shares are purchased at net asset value. We do not charge an initial sales charge, but investors are assessed a CDSC upon early redemption of shares, up to 3% of the amount originally invested and declining to zero for investments held more than three years. When a client purchases Class B shares (back-end load), we do not charge an initial sales charge, but we do charge a CDSC upon early redemption of shares, up to 5% of the lesser of the current market net asset value or the purchase cost of the redeemed shares in the first year and declining to zero for shares held for more than six years. Class B shares convert to Class A shares after seven years. When a client purchases Class C shares (level-load), we do not charge an initial sales charge, but we do charge investors who redeem their Class C shares in the first year a CDSC of 1% of the current market net asset value or the purchase cost of the shares redeemed, whichever is less.

Under a Rule 12b-1 service plan, the Funds may charge a maximum fee of 0.25% of the average daily net assets under management for expenses paid to broker/dealers and other sales professionals in connection with providing ongoing services to the Funds' shareholders and/or maintaining the Funds' shareholder accounts, with the exception of the Funds' Class R shares, for which the maximum fee is 0.50%. The Funds' Class B and Class C shares may charge a maximum of 0.75% of the average daily net

assets under management under a Rule 12b-1 distribution plan to broker/dealers and other sales professionals for their services in connection with distributing shares of that class. The Rule 12b-1 plans are subject to annual approval by the Funds' board of trustees, including a majority of the disinterested members, by votes cast in person at a meeting called for the purpose of voting on such approval. All Funds may terminate the service plan at any time with approval of fund trustees or portfolio shareholders (a majority of either) without penalty.

We offer asset allocation investment advisory products that utilize our Funds. These products offer clients a selection of traditional asset allocation models, as well as features such as systematic rebalancing and client and advisor participation in determining asset allocation across asset classes. We earn asset-based fees on our asset allocation investment advisory products.

We distribute variable products offering the Ivy Funds VIP as investment vehicles pursuant to general agency arrangements with our business partners and receive commissions, marketing allowances and other compensation as stipulated by such agreements. In connection with these arrangements, the Ivy Funds VIP are offered and sold on a continuous basis.

In addition to distributing variable products, we distribute a number of other insurance products through our insurance agency subsidiaries, including individual term life, group term life, whole life, accident and health, long-term care, Medicare supplement and disability insurance. We receive commissions and compensation from various underwriters for distributing these products. We are not an underwriter for any insurance policies.

Underwriting and Distribution Fee Revenues and Expenses

The following tables illustrate our underwriting and distribution fee revenues and expenses segregated by distribution channel for the years ended December 31, 2012, 2011 and 2010:

	Total				
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
	(in thousands, except percentage data)				
Revenue	$ 496,465	469,484	410,380	6%	14%
Expenses:					
Direct	444,854	428,447	372,537	4%	15%
Indirect	145,127	131,772	120,919	10%	9%
Total Expenses	589,981	560,219	493,456	5%	14%
Net Underwriting & Distribution	$ (93,516)	(90,735)	(83,076)	-3%	-9%

	Wholesale Channel				
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Revenue	$ 178,700	179,407	158,273	0%	13%
Expenses:					
Direct	224,744	224,089	195,379	0%	15%
Indirect	39,929	34,358	33,188	16%	4%
Total Expenses	264,673	258,447	228,567	2%	13%
Net Underwriting & Distribution	$ (85,973)	(79,040)	(70,294)	-9%	-12%

	Advisors Channel				
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Revenue	$ 317,765	290,077	252,107	10%	15%
Expenses:					
Direct	220,110	204,358	177,158	8%	15%
Indirect	105,198	97,414	87,731	8%	11%
Total Expenses	325,308	301,772	264,889	8%	14%
Net Underwriting & Distribution	$ (7,543)	(11,695)	(12,782)	36%	9%

A significant portion of underwriting and distribution revenues are received from Rule 12b-1 asset-based distribution and service fees earned on both load and load-waived and deferred-load products sold by our financial advisors and third party intermediaries. Underwriting and distribution revenues also include asset-based fees earned on our asset allocation products and commissions earned on the sale of other insurance products. A portion of underwriting and distribution fee revenues in our Advisors channel are derived from sales commissions charged on front-end load products sold by our financial advisors, including mutual fund Class A shares (those sponsored by the Company and those underwritten by other non-proprietary mutual fund companies), variable annuities and financial planning fees. A significant amount of Wholesale mutual fund sales are load-waived.

We divide the costs of underwriting and distribution into two components—direct costs and indirect costs. Direct selling costs fluctuate with sales volume, such as advisor commissions and commission overrides paid to field management, advisor incentive compensation, commissions paid to third parties and to our own wholesalers, and related overrides in our Wholesale channel. Direct selling costs also fluctuate with assets under management, such as Rule 12b-1 service and distribution fees paid to the same parties. Indirect selling costs are fixed costs that do not necessarily fluctuate with sales levels. Indirect costs include expenses incurred by our home office and field offices such as wholesaler salaries, marketing costs, promotion and distribution of our products through the Wholesale and Advisors channels; support and management of our financial advisors such as field office overhead, sales programs and technology infrastructure; and costs of managing and supporting our wholesale efforts through technology infrastructure and personnel. While the Institutional channel does have marketing expenses, those expenses are accounted for in compensation and related costs and general and administrative expense instead of underwriting and distribution because of the channel's integration with our investment management division, its relatively small size and the fact that there are no Rule 12b-1 fees, loads, CDSCs, or any other charges to separate account clients except investment management fees.

We recover certain of our underwriting and distribution costs through Rule 12b-1 service and distribution fees, which are paid by the Funds. All Rule 12b-1 service and distribution fee revenue received from the Funds is recorded on a gross basis.

Underwriting and distribution revenues earned in 2012 increased by $27.0 million, or 6%, compared to 2011. During 2012, revenues from fee-based asset allocation products continued to be a meaningful contributor to revenues, increasing to 23% of underwriting and distribution revenues in 2012 compared to 18% in 2011. Assets grew from $6.0 billion to $8.2 billion year over year and revenues generated from these assets increased $33.1 million. Technology fees collected from our advisors increased revenues $3.0 million. Prior to the fourth quarter of 2011, these fees were netted in operating expenses. Increased Rule 12b-1 asset-based service and distribution fees of $2.2 million resulted from the increase in average mutual fund assets under management. Offsetting these increases, revenues from variable annuity products

sold in the Advisors channel decreased by $10.5 million. Insurance-related revenues and revenues from financial plans each decreased $1.1 million compared to 2011.

Underwriting and distribution revenues earned in 2011 increased by $59.1 million, or 14%, compared to 2010. Revenues from fee-based asset allocation products increased $33.3 million compared to 2010 as assets grew from $4.5 billion to $6.0 billion year over year. Rule 12b-1 asset-based service and distribution fees increased $28.5 million compared to 2010 as a result of an increase in average mutual fund assets under management. Revenues from front-load product sales sold in the Advisors channel decreased by $4.5 million; however, this overall decrease included an increase in variable annuity revenues of $7.5 million. Insurance-related revenues decreased $1.1 million compared to 2010.

Underwriting and distribution expenses in 2012 increased by $29.8 million, or 5%, compared to 2011. Direct expenses in the Wholesale channel increased $0.7 million compared to 2011 as a result of an increase in average wholesale assets under management, partially offset by lower sales volume year over year. We incurred higher dealer compensation paid to third party distributors and increased Rule 12b-1 asset-based service and distribution expenses, partially offset by lower wholesaler commissions. Direct expenses in the Advisors channel increased $15.8 million, or 8% due to increased commissions related to the sale of fee-based asset allocation products of $25.1 million, partially offset by lower commissions on variable annuity products of $6.1 million. Expenses related to financial plans and insurance products decreased $1.0 million and $0.5 million, respectively. Indirect expenses increased a total of $13.4 million compared to 2011. The indirect expenses increase of $5.6 million in the Wholesale channel was due to increased marketing costs and employee compensation and benefits expenses. The increase in indirect expenses in the Advisors channel of $7.8 million was due to costs associated with our electronic books and records conversion project and increased employee compensation and benefits expenses.

Underwriting and distribution expenses in 2011 increased by $66.8 million, or 14%, compared to 2010. A significant part of this increase was attributable to higher direct expenses in the Wholesale channel of $28.7 million as a result of an increase in average wholesale assets under management year over year. We incurred higher dealer compensation paid to third party distributors, increased Rule 12b-1 asset-based service and distribution expenses and higher wholesaler commissions, partially offset by lower amortization expense of deferred sales commissions. Direct expenses in the Advisors channel increased $27.2 million, or 15%, compared to 2010 due to higher fee-based asset allocation expenses of $23.8 million, higher Rule 12b-1 asset-based service and distribution commissions of $6.3 million and higher amortization expense of deferred sales commissions of $0.9 million, partially offset by lower point of sale commissions on front-load product sales of $2.6 million and insurance expenses of $0.6 million. The indirect expenses increase of $1.2 million in the Wholesale channel was mostly due to higher employee compensation and benefits expense. The increase in indirect expenses in the Advisors channel of $9.7 million was due to increased employee compensation and benefits expenses, higher convention costs, increased field office expenses and higher expenses incurred beginning mid-year 2011 related to our electronic books and records conversion project.

Shareholder Service Fees Revenue

Shareholder service fee revenue primarily includes transfer agency fees, custodian fees from retirement plan accounts, and portfolio accounting and administration fees. Transfer agency fees and portfolio accounting and administration fees are asset-based revenues or account-based revenues, while custodian fees from retirement plan accounts are based on the number of client accounts.

During 2012, shareholder service fees revenue increased $5.7 million, or 5%, over 2011, due to higher asset-based fees of $4.5 million year over year in certain share classes and $1.2 million attributable to account-based revenues, due to a 1% increase in the average number of client accounts.

During 2011, shareholder service fees revenue increased $12.1 million, or 11%, over 2010, due to higher asset-based fees of $8.6 million year over year in certain share classes and $3.5 million attributable to account-based revenues, due to a 2% increase in the average number of client accounts.

Total Operating Expenses

Operating expenses increased $35.0 million, or 4%, in 2012 compared to 2011 primarily due to increased underwriting and distribution expenses and compensation and related costs, partially offset by decreased subadvisory fees. Underwriting and distribution expenses are discussed above.

Operating expenses increased $102.5 million, or 14%, in 2011 compared to 2010 primarily due to increased underwriting and distribution expenses, compensation and related costs, and general and administrative expenses.

	For the Year Ended December 31,			Variance	
	2012	**2011**	**2010**	**2012 vs. 2011**	**2011 vs. 2010**
	(in thousands, except percentage data)				
Underwriting and distribution	$ 589,981	560,219	493,456	5%	14%
Compensation and related costs	171,775	157,332	138,207	9%	14%
General and administrative	75,332	74,110	60,785	2%	22%
Subadvisory fees	21,009	29,885	27,823	-30%	7%
Depreciation	13,211	14,764	13,525	-11%	9%
Total operating expenses	$ 871,308	836,310	733,796	4%	14%

Compensation and Related Costs

Compensation and related costs in 2012 increased $14.4 million, or 9%, compared to 2011. Base salaries and payroll taxes contributed $6.1 million to the increase, due to an increase in average headcount of 6% and annual merit increases during 2012. Share-based compensation increased $3.4 million compared to 2011 primarily due to higher amortization expense associated with our April 2012, December 2011 and April 2011 grants of nonvested stock compared to grants that became fully vested in 2012. Pension costs increased $3.2 million year over year, incentive compensation expense increased $0.9 million and group insurance costs increased $0.6 million based on unfavorable claims experience.

Compensation and related costs in 2011 increased $19.1 million, or 14%, compared to 2010. Base salaries and payroll taxes contributed $6.8 million to the increase, due to an increase in average headcount of 12% and annual merit increases during 2011. Share-based compensation increased $6.3 million compared to 2010 primarily due to higher amortization expense associated with our April 2011, December 2010 and April 2010 grants of nonvested stock compared to grants that became fully vested in 2011. We had a decrease in capitalized software development activities of $2.7 million, higher commission expense on managed and institutional accounts of $1.5 million and experienced higher incentive compensation expense of $0.8 million and group insurance costs of $0.3 million.

General and Administrative Expenses

General and administrative expenses are operating costs other than those related to compensation and to distribution efforts, including, but not limited to, computer services and software costs, telecommunications, facilities costs of our home offices, costs of professional services including legal and accounting, and insurance.

General and administrative expenses increased $1.2 million for the year ended December 31, 2012 compared to 2011. During 2012, we recorded a charge of $5.0 million to reflect the impairment of certain capitalized software development costs. Our ongoing assessment and changes to our enterprise information technology infrastructure and software resulted in the decision to discontinue the usage of certain software. Also included in 2012 was an adjustment to lower general and administrative expenses by $3.5 million to reflect lower estimated costs of distributing an SEC market timing settlement dating back to 2006, and a reduction in the estimated legal costs related to an ongoing class action suit. Included in 2011 is a $1.8 million charge related to the write-off of software capitalization costs due to the discontinuation of use of certain software licenses. Excluding these charges, general and administrative expenses increased $1.5 million, due primarily to increased costs incurred for third party servicing of our shareholder accounts of $3.1 million, higher computer services and software costs and increased costs for temporary office staff related to our electronic books and records conversion project. Costs decreased related to our national branding campaign launched in 2011 year over year. We expect computer services and software costs to increase in the coming year based on our current project plan.

General and administrative expenses increased $13.3 million in 2011 compared to 2010. Included in 2011 is a $1.8 million charge related to the write-off of software capitalization costs due to the discontinuation of use of certain software licenses. The remaining variance is due to increased costs incurred for third party servicing of our shareholder accounts of $4.1 million, costs incurred for our national branding campaign launched in the first quarter of 2011, higher computer services and software costs of $2.7 million and increased legal expenses of $2.4 million, partially offset by lower fund expenses of $0.7 million. Fee waivers were recorded as part of fund expenses prior to the third quarter of 2010. Fee waivers are now netted against management fee revenues.

Subadvisory Fees

Subadvisory fees represent fees paid to other asset managers for providing advisory services for certain mutual fund portfolios. These expenses reduce our operating margin since we pay out approximately half of our management fee revenue received from subadvised products. Gross management fee revenues for products subadvised by others were $41.7 million for the year ended December 31, 2012 compared to $59.3 million and $55.3 million for 2011 and 2010, respectively, due to a 31% decrease in average assets from 2011 to 2012 and a 8% increase in average assets from 2010 to 2011. Subadvisory expenses followed the same pattern for the past three years.

Subadvised assets under management at December 31, 2012 were $4.3 billion compared to the annual average of $5.0 billion for 2012. Since subadvisory expenses are a function of sales, redemptions and market action for subadvised assets, assuming a flat market in 2013, the lower asset base will likely result in a decrease to both gross management fee revenues and subadvisory expenses for the coming year.

Other Income and Expenses

Investment and Other Income

Investment and other income increased $7.7 million in 2012 compared to 2011. The current year included mark-to-market gains on mutual fund holdings in our trading portfolio of $4.8 million compared to losses in 2011 of $1.1 million. We recorded realized gains on the sale of available for sale mutual funds of $3.2 million during 2012 compared to $2.2 million in 2011. Interest and gains related to our corporate bond portfolio increased $0.8 million compared to the prior year. In 2012 and 2011, we recorded write-downs of our investment in limited partnerships of $2.0 million and $1.5 million, respectively.

Investment and other income decreased $6.5 million in 2011 compared to 2010. The most significant contributor to this decrease related to mark-to-market losses on mutual fund holdings in our trading portfolio of $1.1 million in 2011 compared to gains in 2010 of $5.1 million. We recorded realized gains on the sale of available for sale mutual funds of $2.2 million during 2011 compared to $2.9 million in 2010. Higher dividend income on available for sale mutual fund holdings of $1.0 million in 2011 compared to 2010 partially offset these declines. We recorded write-downs of our investment in a limited partnership of $1.5 million in both years.

Interest Expense

Interest expense was $11.3 million, $11.4 million and $12.7 million in 2012, 2011 and 2010, respectively. In January 2011, we completed the refinancing of our senior notes with more favorable terms, which resulted in lower interest expense in 2011 compared to 2010. We also experienced lower costs associated with our $125.0 million credit facility, which was entered into in August 2010.

Income Taxes

Our effective income tax rate from continuing operations was 36.0%, 37.8% and 36.2% in 2012, 2011 and 2010, respectively. During 2009, the Company sold a subsidiary, which generated a capital loss available to offset potential future and prior period capital gains. Due to the character of the loss and the limited carryforward period permitted by law, a valuation allowance was recorded on a portion of this capital loss. The lower effective tax rate in 2012 was primarily the result of additional utilization of the capital loss in 2012 as compared to 2011. During 2012 and 2011, realized capital gains allowed for a release of the valuation allowance of $2.3 million and $0.4 million, respectively. In both years, this release of the valuation allowance was recorded as a reduction to income tax expense and, as a result, decreased our effective tax rate. The higher effective tax rate in 2011 over 2010 was primarily the result of less utilization of the capital loss in 2011 as compared to 2010.

Our 2012, 2011 and 2010 effective tax rates from continuing operations, removing the effects of the valuation allowance, would have been 36.8%, 38.0% and 37.3%, respectively. The effective income tax rate, exclusive of the valuation allowance, decreased in 2012 as compared to 2011 due to the lapse of the statute of limitations in tax years, which allowed for the recognition of tax benefits previously considered partially uncertain. Also in 2012, the Company identified favorable treatment on expenses previously considered nondeductible for income tax purposes in years for which the statute of limitations remains open. The effective income tax rate, exclusive of the valuation allowance, increased in 2011 over that of 2010 due to changes in state legislation in jurisdictions in which the Company operates as well as a charge to tax expense in 2011 on tax positions for which the outcome is uncertain in tax years in which the statute of limitations remains open.

Liquidity and Capital Resources

The following table summarizes certain key financial data relating to our liquidity and capital resources:

	For the Year Ended December 31,			Variance	
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
	(in thousands, except percentage data)				
Balance Sheet Data:(2)					
Cash and cash equivalents	$ 328,027	323,916	190,070	1%	70%
Cash and cash equivalents - restricted	92,980	50,556	71,689	84%	-29%
Investment securities	176,142	134,262	191,322 (1)	31%	-30%
Long-term debt	190,000	190,000	189,999	0%	0%
Cash Flow Data:					
Cash flows from operating activities	233,435	283,139 (1)	140,643	-18%	101%
Cash flows from investing activities	(17,129)	(30,242)	(67,806)	-43%	-55%
Cash flows from financing activities	(213,059)	(121,129)	(121,881)	-76%	1%

(1) At December 31, 2010, investment securities included U.S. treasury bills of $117.9 million and commercial paper of $5.0 million with maturities of less than 180 days at the date of purchase.

Maturities of the U.S. treasury bills and commercial paper during 2011 of $66.0 million is included in cash flows from operating activities.

(2) Balance sheet data excludes discontinued operations held for sale for all periods presented.

Our operations provide much of the cash necessary to fund our priorities, as follows:

- Finance internal growth
- Pay dividends
- Repurchase our stock

Finance Internal Growth

We use cash to fund growth in our distribution channels. Our Wholesale channel, which has a higher cost to gather assets, requires cash outlays for wholesaler commissions and commissions to third parties on deferred load product sales. We continue to invest in our Advisors channel by providing additional support to our advisors through wholesaling efforts and enhanced technology tools.

Pay Dividends

The Board of Directors approved a special cash dividend on our common stock of $1.00 per share that was paid on December 6, 2012, and an increase in the quarterly dividend on our common stock from $0.25 per share to $0.28 per share beginning with our fourth quarter 2012 dividend, paid on February 1, 2013. Dividends on our common stock resulted in financing cash outflows of $171.3 million, $68.8 million and $65.2 million in 2012, 2011 and 2010, respectively.

Repurchase Our Stock

In 2012, we purchased 1.5 million of our shares, compared to 2.0 million shares in both 2011 and 2010. These share repurchase amounts included 568,568 shares, 494,207 shares and 426,665 shares from employees who elected to tender shares to cover their minimum tax withholdings with respect to vesting of stock awards during the years ended December 31, 2012, 2011 and 2010, respectively.

In the future, we plan to repurchase shares, at a minimum, to offset dilution from shares issued for employee share plans. During 2013, we estimate that we will repurchase approximately 670 thousand shares from employees who elect to tender shares to cover their minimum tax withholdings arising from the vesting of nonvested shares.

Operating Cash Flows

Excluding the cash flows from operating activities generated from the maturity of U.S. treasuries and commercial paper in 2011 of $66.0 million, net cash provided by operating activities increased $16.3 million from 2011 to 2012.

The payable to investment companies for securities and other receivables accounts can fluctuate significantly based on trading activity at the end of a reporting period. Changes in these accounts result in variances within cash from operations on the statement of cash flows; however, there is no impact to the Company's liquidity and operations for the variances in these accounts.

We pay our financial advisors and third parties upfront commissions on the sale of Class B and C shares and certain fee-based asset allocation products. Funding of such commissions during the years ended December 31, 2012, 2011 and 2010 totaled $54.4 million, $57.9 million and $59.0 million, respectively. The drivers of commission funding in 2012 were fee-based asset allocation products, for which $28.0 million was funded, and Class C shares, for which $19.0 million was funded. The drivers of commission funding in 2011 were fee-based asset allocation products, for which $26.5 million was funded, and Class C shares, for which $23.0 million was funded. The drivers of commission funding in 2010 were Class C shares, for which $25.9 million was funded, and fee-based asset allocation products, for which $24.8 million was funded. Management expects future cash requirements for sales commissions may

exceed the level experienced in previous years due to increased sales in our fee-based asset allocation products.

Contributions to our pension plan are not expected to exceed $20 million for 2013. A contribution of $10 million was made to the plan in January 2013.

Investing Cash Flows

Investing activities consist primarily of the purchase and sale of available for sale investment securities, as well as capital expenditures. We expect our 2013 capital expenditures to be in the range of $15.0 to $20.0 million.

Financing Cash Flows

As noted previously, dividends and stock repurchases accounted for a majority of our financing cash outflows in 2012.

During 2010, we repurchased $10.0 million of our $200.0 million aggregate principal amount 5.6% senior notes due January 2011 (the "Notes"). On August 31, 2010, the Company entered into an agreement to complete a $190.0 million private placement of senior notes (the "Senior Notes"). The agreement contained a delayed funding provision that allowed the Company to draw down the proceeds in January 2011 when the existing Notes matured. The Company used the proceeds of the issuance and sale of the Senior Notes to repay in full the Notes expiring in January 2011. The Senior Notes are unsecured and were issued in two tranches: $95.0 million bearing interest at 5% and maturing January 13, 2018, Series A, and $95.0 million bearing interest of 5.75% and maturing January 13, 2021, Series B. Interest is payable semi-annually in January and July of each year.

Simultaneous with the refinancing of our senior notes, the Company entered into a three year revolving credit facility (the "Credit Facility") with various lenders, effective August 31, 2010, which provides for initial borrowings of up to $125.0 million and replaced the Company's previous revolving credit facility. Lenders could, at their option upon the Company's request, expand the facility to $200.0 million. At December 31, 2012, there were no borrowings outstanding under the Credit Facility. Both the Credit Facility and Senior Notes contain financial covenants with respect to leverage and interest coverage, both of which we were in compliance with throughout fiscal 2012.

Short Term Liquidity and Capital Requirements

Management believes its available cash, marketable securities and expected cash flow from operations will be sufficient to fund its short-term operating and capital requirements during 2013. Expected short-term uses of cash include dividend payments, interest payments on outstanding debt, income tax payments, seed money for new products, share repurchases, payment of deferred commissions to our financial advisors and third parties, capital expenditures and home office leasehold improvements, and could include strategic acquisitions.

Long Term Liquidity and Capital Requirements

Expected long-term capital requirements include indebtedness, operating leases and purchase obligations, and potential recognition of tax liabilities, summarized in the following table as of December 31, 2012. Purchase obligations include amounts that will be due for the purchase of goods and

services to be used in our operations under long-term commitments or contracts. The majority of our purchase obligations are reimbursable to us by the Funds.

	Total	2013	2014-2015	2016-2017	Thereafter/ Indeterminate
			(in thousands)		
Long-term debt obligations, including interest	$ 262,557	10,213	20,425	20,425	211,494
Non-cancelable operating lease commitments	89,386	20,498	29,998	17,313	21,577
Purchase obligations	261,419	38,358	63,714	59,087	100,260
Unrecognized tax benefits	10,788	329	-	-	10,459
	$ 624,150	69,398	114,137	96,825	343,790

Other possible long-term discretionary uses of cash could include capital expenditures for enhancement of technology infrastructure and home office expansion, strategic acquisitions, payment of dividends, income tax payments, seed money for new products, payment of upfront fund commissions for Class B shares, Class C shares and certain fee-based asset allocation products, pension funding and repurchases of our common stock.

Off-Balance Sheet Arrangements

Other than operating leases, which are included in the table above, the Company does not have any off-balance sheet financing. The Company has not created, and is not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating its business.

Critical Accounting Policies and Estimates

Management believes the following critical accounting policies affect its significant estimates and judgments used in the preparation of its consolidated financial statements.

Accounting for Goodwill and Intangible Assets

As of December 31, 2012, our total goodwill and intangible assets were $162.0 million, or 14%, of our total assets. Two significant considerations arise with respect to these assets that require management estimates and judgment: (i) the valuation in connection with the initial purchase price allocation, and (ii) the ongoing evaluation of impairment.

In connection with all of our acquisitions, an evaluation is completed to determine reasonable purchase price allocations. The purchase price allocation process requires management estimates and judgments as to expectations for the various products, distribution channels and business strategies. For example, certain growth rates and operating margins were assumed for different products and distribution channels. If actual growth rates or operating margins, among other assumptions, differ from the estimates and judgments used in the purchase price allocation, the amounts recorded in the financial statements for identifiable intangible assets and goodwill could be subject to charges for impairment in the future.

We complete an ongoing review of the recoverability of goodwill and intangible assets using a fair-value based approach on an annual basis or more frequently whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Intangible assets with indefinite lives, primarily acquired mutual fund advisory contracts, are also tested for impairment annually by comparing their fair value to the carrying amount of the asset. We consider mutual fund advisory contracts indefinite lived intangible assets as they are expected to be renewed without significant cost or modification of terms. Factors that are considered important in determining whether an impairment of goodwill or intangible assets might exist include significant continued underperformance compared to peers, the likelihood of termination or non-renewal of a mutual fund advisory or subadvisory contract or substantial changes in revenues earned from such contracts, significant changes in our business

and products, material and ongoing negative industry or economic trends, or other factors specific to each asset or subsidiary being evaluated. Because of the significance of goodwill and other intangibles to our consolidated balance sheets, the annual impairment analysis is critical. Any changes in key assumptions about our business and our prospects, or changes in market conditions or other externalities, could result in an impairment charge.

As of June 30, 2012, the Company's annual impairment test indicated that the fair value of the Legend reporting unit exceeded its carrying value, which resulted in no goodwill impairment. During preliminary due diligence conducted in the third quarter regarding a possible sale of Legend, several significant issues arose regarding executive leadership, advisor retention and employee morale. As due diligence discussions progressed into formal negotiations throughout the third quarter, the Company's concerns regarding these matters escalated, the depth and consequence of which led us to determine that a change in the strategic direction of Legend was necessary, and as a result, the Company decided to move forward with a sale of Legend at a price lower than the fair value utilized in the annual impairment analysis in the second quarter. During the third quarter of 2012, $59.2 million of goodwill related to Legend was allocated to assets of discontinued operations held for sale and $42.4 million of goodwill related to Legend was written down and is included in the loss from discontinued operations in the statement of income.

The Company's annual impairment test indicated that remaining goodwill and identifiable intangible assets were not impaired. Related to goodwill, the fair value of the investment management and related services reporting unit exceeded its carrying value by more than 100%. The fair value of our indefinite-life intangible assets exceeded their respective carrying values by more than 80%.

Accounting for Income Taxes

In the ordinary course of business, many transactions occur for which the ultimate tax outcome is uncertain. In addition, respective tax authorities periodically audit our income tax returns. These audits examine our significant tax filing positions, including the timing and amounts of deductions and the allocation of income among tax jurisdictions. We adjust our income tax provision in the period in which we determine the actual outcomes will likely be different from our estimates. The recognition or derecognition of income tax expense related to uncertain tax positions is determined under the guidance as prescribed by Accounting Standards Codification ("ASC") *"Income Taxes Topic"* ASC 740. During 2012 and 2010, the Company settled three and nine open tax years, respectively, that were undergoing audit by state jurisdictions in which the Company operates. These audits were settled in all material respects with no significant adjustments. The Company is currently undergoing audits in various other state jurisdictions that have not yet been settled.

We recognize an asset or liability for the deferred tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, including the determination of any valuation allowance that might be required for deferred tax assets. These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of assets are recovered or liabilities are settled.

In 2009, the Company sold a subsidiary that generated a capital loss available to offset potential future capital gains. Due to the character of the loss and the limited carryforward period permitted by law, the Company may not realize the full tax benefit of the capital loss. The capital loss carryforward generated in 2009, if not utilized, will expire in 2014. During 2012, the Company recorded a non-cash impairment charge for its investment in the Legend subsidiaries. The impairment created excess tax basis in its investment in Legend that will be characterized as a capital loss upon the sale of Legend. Capital losses generated by the Legend sale will expire five years from when the loss is realized. Management believes it is not more likely than not that the Company will generate sufficient future capital gains to realize the full benefit of these capital losses. Accordingly, a valuation allowance has been recorded on the deferred tax assets that were capital in nature as of December 31, 2012 and December 31, 2011.

Also as of December 31, 2012, four of the Company's subsidiaries have state net operating loss carryforwards in certain states in which those companies file on a separate company basis. These entities have recognized a deferred tax asset for such carryforwards. The carryforwards, if not utilized, will expire between 2013 and 2032. Management believes it is not more likely than not that three of the subsidiaries will generate sufficient future taxable income in these states to realize the benefit of these state net operating loss carryforwards and, accordingly, a valuation allowance has been recorded at December 31, 2012 and December 31, 2011. We have not recorded a valuation allowance on any other deferred tax assets as of the current reporting period based on our belief that operating income will, more likely than not, be sufficient to realize the benefit of these assets over time. In the event that actual results differ from estimates or if our historical trend of positive operating income changes, we may be required to record a valuation allowance on deferred tax assets, which could have a significant effect on our consolidated financial condition and results of operations.

Income taxes are recorded at the rates in effect in the various tax jurisdictions in which we operate. Tax law and rate changes are reflected in the income tax provision in the period in which such changes are enacted.

Pension and Other Postretirement Benefits

Accounting for our pension and postretirement benefit plans requires us to estimate the cost of benefits to be provided well into the future and the current value of our benefit obligations. Three critical assumptions affecting these estimates are the discount rate, the expected return on assets, and the expected health care cost trend rate. In 2012 and 2011, the discount rate assumption was based on the Aon Hewitt AA Only Above Median Yield Curve. This discount rate was determined separately for each plan by plotting the expected benefit payments from each plan against a yield curve of high quality, zero coupon bonds and calculating the single rate that would produce the same present value of liabilities as the yield curve. Prior to 2011, the discount rate assumption was based on the Mercer Bond Model, which calculated the yield on a theoretical portfolio of high-grade corporate bonds with cash flows that generally matched our expected benefit payments. The expected return on plan assets and health care cost trend rates are based upon an evaluation of our historical trends and experience, taking into account current and expected future market conditions. Other assumptions include rates of future compensation increases, participant withdrawals and mortality rates, and participant retirement ages. These estimates and assumptions impact the amount of net pension expense or income recognized each year and the measurement of our reported benefit obligation under the plans.

In 2012, we decreased the discount rate for our pension plan to 4.22% from 4.99% used in 2011 and 6.00% used in 2010, and decreased the discount rate for our postretirement plan to 4.18% from 5.00% used in 2011 and 6.00% used in 2010, to reflect market interest rates. We continue to assume long-term asset returns of 7.75% on the assets in our pension plan, the same as our assumption in 2011 and 2010. Our pension plan assets at December 31, 2012 were 100% invested in the Asset Strategy style and we have targeted this same investment strategy going forward.

The effect of hypothetical changes to selected assumptions on the Company's retirement benefit plans would be as follows:

Assumptions	Change	December 31, 2012 Increase (Decrease) PBO/APBO (1)	December 31, 2013 Increase (Decrease) Expense (2)
		(in thousands)	
Pension			
Discount rate	+/-50 bps	$ (11,388)/12,626	$ (1,281)/1,407
Expected return on assets	+/-100 bps	N/A	(1,396)/1,396
Salary scale	+/-100 bps	9,060/(8,440)	2,090/(1,901)
Other Postretirement			
Discount rate	+/-50 bps	(550)/605	(47)/80
Health care cost trend rate	+/-100 bps	1,162/(985)	260/(163)

(1) Projected benefit obligation ("PBO") for pension plans and accumulated postretirement benefit obligation ("APBO") for other postretirement plans.

(2) Pre-tax impact on expense.

Deferred Sales Commissions

We pay upfront sales commissions to our financial advisors and third party intermediary broker/dealers in connection with the sale of certain classes of mutual fund shares sold without a front-end sales charge. These costs are capitalized and amortized over the period during which the shareholder is subject to a CDSC, not to exceed five years. We recover these costs through Rule 12b-1 and other distribution plan fees, which are paid by the applicable share classes of the Advisors Funds, Ivy Funds and InvestEd Portfolios, along with CDSCs paid by shareholders who redeem their shares prior to completion of the specified holding periods. Should we lose our ability to recover such sales commissions through distribution plan payments and CDSCs, the value of these assets would immediately decline, as would future cash flows. We periodically review the recoverability of deferred sales commission assets as events or changes in circumstances indicate that the carrying amount of deferred sales commission assets may not be recoverable and adjust the deferred assets accordingly.

Valuation of Investments

We record substantially all investments in our financial statements at fair value. Where available, we use prices from independent sources such as listed market prices or broker/dealer price quotations. We evaluate our investments for other than temporary declines in value on a periodic basis. This may exist when the fair value of an investment security has been below the current value for an extended period of time. As most of our investments are carried at fair value, if an other than temporary decline in value is determined to exist, the unrealized investment loss recorded net of tax in accumulated other comprehensive income is realized as a charge to net income, in the period in which the other than temporary decline in value is determined. While we believe that we have accurately estimated the amount of the other than temporary decline in the value of our portfolio, different assumptions could result in changes to the recorded amounts in our financial statements.

Loss Contingencies

The likelihood that a loss contingency exists is evaluated using the criteria of *"Contingencies Topic,"* ASC 450 through consultation with legal counsel. A loss contingency is recorded if the contingency is considered probable and reasonably estimable as of the date of the financial statements.

Seasonality and Inflation

We do not believe our operations are subject to significant seasonal fluctuation. We have historically experienced increased sales activity in the first and fourth quarters of the year due to funding of retirement accounts by our clients. The Company has not suffered material adverse effects from inflation in the past. However, a substantial increase in the inflation rate in the future may adversely affect customers' purchasing decisions, may increase the costs of borrowing, or may have an impact on the Company's margins and overall cost structure.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

We use various financial instruments with certain inherent market risks, primarily related to interest rates and securities prices. The principal risks of loss arising from adverse changes in market rates and prices to which we are exposed relate to interest rates on debt and marketable securities. Generally, these instruments have not been entered into for trading purposes. Management actively monitors these risk exposures; however, fluctuations could impact our results of operations and financial position. As a matter of policy, we only execute derivative transactions to manage exposures arising in the normal course of business and not for speculative or trading purposes. The following information, together with information included in other parts of Management's Discussion and Analysis of Financial Condition and Results of Operations, which are incorporated herein by reference, describe the key aspects of certain financial instruments that have market risk to us.

Interest Rate Sensitivity

Our interest sensitive liabilities include our long-term fixed rate senior notes and obligations for any balances outstanding under our credit facility or other short-term borrowings. Increases in market interest rates would generally cause a decrease in the fair value of the senior notes and an increase in interest expense associated with short-term borrowings and borrowings under the credit facility. Decreases in market interest rates would generally cause an increase in the fair value of the senior notes and a decrease in interest expense associated with short-term borrowings and borrowings under the credit facility. We had no short-term borrowings outstanding as of December 31, 2012.

Available for Sale Investments Sensitivity

We maintain an investment portfolio of various holdings, types and maturities. Our portfolio is diversified and consists primarily of investment grade debt securities and equity mutual funds. A portion of investments are classified as available for sale investments. At any time, a sharp increase in interest rates or a sharp decline in the United States stock market could have a significant negative impact on the fair value of our investment portfolio. If a decline in fair value is determined to be other than temporary by management, the cost basis of the individual security or mutual fund is written down to fair value. We do not currently hedge these exposures. Conversely, declines in interest rates or a sizeable rise in the United States stock market could have a significant positive impact on our investment portfolio. However, unrealized gains are not recognized in operations on available for sale securities until they are sold.

Securities Price Sensitivity

Our revenues are dependent on the underlying assets under management in the Funds to which investment advisory services are provided. The Funds include portfolios of investments comprised of various combinations of equity, fixed income and other types of securities and commodities. Fluctuations in the value of these securities are common and are generated by numerous factors, including, without

limitation, market volatility, the overall economy, inflation, changes in investor strategies, availability of alternative investment vehicles, government regulations and others. Accordingly, declines in any one or a combination of these factors, or other factors not separately identified, may reduce the value of investment securities and, in turn, the underlying assets under management on which our revenues are earned. These declines have an impact in our investment sales and our trading portfolio, thereby compounding the impact on our earnings.

ITEM 8. Financial Statements and Supplementary Data

Reference is made to the Consolidated Financial Statements referred to in the Index on page 48 setting forth our consolidated financial statements, together with the report of KPMG LLP dated February 27, 2013 on page 49.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. Controls and Procedures

(a) *Evaluation of Disclosure Controls and Procedures.* The Company maintains a system of disclosure controls and procedures that is designed to provide reasonable assurance that information, which is required to be timely disclosed, is accumulated and communicated to management in a timely fashion. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The Company's Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report, have concluded that the Company's disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure and are effective to provide reasonable assurance that such information is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

(b) *Management's Report on Internal Control Over Financial Reporting.* Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *"Internal Control-Integrated Framework"* issued by the Committee of Sponsoring Organizations of the Treadway Commission. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable, not absolute, assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our evaluation under the framework in *"Internal Control-Integrated Framework,"* management concluded that, as of December 31, 2012, our internal control over financial reporting was effective. KPMG LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 10-K, also audited the effectiveness of our internal control over financial reporting as of December 31, 2012, as stated in their attestation report which follows.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Waddell & Reed Financial, Inc.:

We have audited Waddell & Reed Financial, Inc.'s (the Company) internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Waddell & Reed Financial, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Waddell & Reed Financial, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Waddell & Reed Financial, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated February 27, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Kansas City, Missouri
February 27, 2013

(c) *Changes in Internal Control over Financial Reporting.* The Company's internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. There were no changes in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. Other Information

None.

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance

Information required by this Item 10. is incorporated herein by reference to our definitive proxy statement for our 2013 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A under the Exchange Act.

ITEM 11. Executive Compensation

Information required by this Item 11. is incorporated herein by reference to our definitive proxy statement for our 2013 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A under the Exchange Act.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by this Item 12. is incorporated herein by reference to our definitive proxy statement for our 2013 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A under the Exchange Act.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

Information required by this Item 13. is incorporated herein by reference to our definitive proxy statement for our 2013 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A under the Exchange Act.

ITEM 14. Principal Accounting Fees and Services

Information required by this Item 14. is incorporated herein by reference to our definitive proxy statement for our 2013 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A under the Exchange Act.

PART IV

ITEM 15. Exhibits, Financial Statement Schedules

(a)(1) Financial Statements.
Reference is made to the Index to Consolidated Financial Statements on page 48 for a list of all financial statements filed as part of this Report.

(a)(2) Financial Statement Schedules.
None.

(b) Exhibits.
Reference is made to the Index to Exhibits beginning on page 84 for a list of all exhibits filed as part of this Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Company has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Overland Park, State of Kansas, on February 27, 2013.

WADDELL & REED FINANCIAL, INC.

By: /s/ HENRY J. HERRMANN

Henry J. Herrmann
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Name	Title	Date
/s/ HENRY J. HERRMANN Henry J. Herrmann	Chief Executive Officer, Chairman of the Board and Director (Principal Executive Officer)	February 27, 2013
/s/ DANIEL P. CONNEALY Daniel P. Connealy	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	February 27, 2013
/s/ BRENT K. BLOSS Brent K. Bloss	Senior Vice President – Finance and Treasurer (Principal Accounting Officer)	February 27, 2013
/s/ SHARILYN S. GASAWAY Sharilyn S. Gasaway	Director	February 27, 2013
/s/ THOMAS C. GODLASKY Thomas C. Godlasky	Director	February 27, 2013
/s/ ALAN W. KOSLOFF Alan W. Kosloff	Director	February 27, 2013
/s/ DENNIS E. LOGUE Dennis E. Logue	Director	February 27, 2013
/s/ MICHAEL F. MORRISSEY Michael F. Morrissey	Director	February 27, 2013
/s/ JAMES M. RAINES James M. Raines	Director	February 27, 2013
/s/ RONALD C. REIMER Ronald C. Reimer	Director	February 27, 2013
/s/ JERRY W. WALTON Jerry W. Walton	Director	February 27, 2013

WADDELL & REED FINANCIAL, INC.

Index to Consolidated Financial Statements

	Page
Report of Independent Registered Public Accounting Firm	49
Consolidated Balance Sheets at December 31, 2012 and 2011	50
Consolidated Statements of Income for each of the years in the three-year period ended December 31, 2012	51
Consolidated Statements of Comprehensive Income for each of the years in the three-year period ended December 31, 2012	52
Consolidated Statements of Stockholders' Equity for each of the years in the three-year period ended December 31, 2012	53
Consolidated Statements of Cash Flows for each of the years in the three-year period ended December 31, 2012	54
Notes to Consolidated Financial Statements	55

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Waddell & Reed Financial, Inc.:

We have audited the accompanying consolidated balance sheets of Waddell & Reed Financial, Inc. and subsidiaries (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Waddell & Reed Financial, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Waddell & Reed Financial, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2013 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Kansas City, Missouri
February 27, 2013

WADDELL & REED FINANCIAL, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2012 and 2011

	2012	2011
	(in thousands)	
Assets:		
Cash and cash equivalents	$ 328,027	323,916
Cash and cash equivalents - restricted	92,980	50,556
Investment securities	176,142	134,262
Receivables:		
Funds and separate accounts	33,886	31,842
Customers and other	136,073	107,125
Deferred income taxes	7,978	11,900
Income taxes receivable	5,577	15,067
Prepaid expenses and other current assets	9,080	10,042
Assets of discontinued operations held for sale	15,150	14,901
Total current assets	804,893	699,611
Property and equipment, net	69,328	73,143
Deferred sales commissions, net	69,355	68,788
Goodwill and identifiable intangible assets	161,969	161,969
Deferred income taxes	17,797	5,046
Other non-current assets	11,491	13,533
Assets of discontinued operations held for sale	18,010	60,274
Total assets	$ 1,152,843	1,082,364
Liabilities:		
Accounts payable	$ 68,977	51,951
Payable to investment companies for securities	152,749	104,304
Accrued compensation	46,347	42,670
Payable to third party brokers	46,169	41,125
Other current liabilities	43,504	42,298
Liabilities of discontinued operations held for sale	7,587	6,550
Total current liabilities	365,333	288,898
Long-term debt	190,000	190,000
Accrued pension and postretirement costs	62,458	56,548
Other non-current liabilities	24,531	23,068
Liabilities of discontinued operations held for sale	281	207
Total liabilities	642,603	558,721
Commitments and contingencies		
Stockholders' equity:		
Preferred stock—$1.00 par value: 5,000 shares authorized; none issued	-	-
Class A Common stock—$0.01 par value: 250,000 shares authorized; 99,701 shares issued; 85,679 shares outstanding (85,564 at December 31, 2011)	997	997
Additional paid-in capital	230,021	216,426
Retained earnings	698,423	721,281
Cost of 14,022 common shares in treasury (14,137 at December 31, 2011)	(372,404)	(366,954)
Accumulated other comprehensive loss	(46,797)	(48,107)
Total stockholders' equity	510,240	523,643
Total liabilities and stockholders' equity	$ 1,152,843	1,082,364

See accompanying notes to consolidated financial statements.

WADDELL & REED FINANCIAL, INC.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2012, 2011 and 2010

	2012	2011	2010
	(in thousands, except per share data)		
Revenues:			
Investment management fees	$ 549,231	530,599	457,538
Underwriting and distribution fees	496,465	469,484	410,380
Shareholder service fees	128,109	122,449	110,348
Total	1,173,805	1,122,532	978,266
Operating expenses:			
Underwriting and distribution	589,981	560,219	493,456
Compensation and related costs (including share-based compensation of $48,748, $45,384 and $39,128, respectively)	171,775	157,332	138,207
General and administrative	75,332	74,110	60,785
Subadvisory fees	21,009	29,885	27,823
Depreciation	13,211	14,764	13,525
Total	871,308	836,310	733,796
Operating income	302,497	286,222	244,470
Investment and other income	9,817	2,105	8,619
Interest expense	(11,311)	(11,408)	(12,728)
Income from continuing operations before provision for income taxes	301,003	276,919	240,361
Provision for income taxes	108,475	104,714	86,933
Income from continuing operations	192,528	172,205	153,428
Income (loss) from discontinued operations net of tax expense of $1,058, $2,556 and $2,592, respectively	(41,576)	3,254	3,531
Net income	$ 150,952	175,459	156,959
Net income per share, basic and diluted:			
Income from continuing operations	$ 2.25	2.01	1.79
Income (loss) from discontinued operations	(0.49)	0.04	0.04
Net income	$ 1.76	$ 2.05	$ 1.83
Weighted average shares outstanding:			
Basic	85,726	85,783	85,618
Diluted	85,728	85,793	85,647

See accompanying notes to consolidated financial statements.

WADDELL & REED FINANCIAL, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2012, 2011 and 2010

	2012	2011	2010
		(in thousands)	
Net income	$ 150,952	175,459	156,959
Other comprehensive income:			
Net unrealized appreciation (depreciation) of investment securities during the year, net of income taxes of $3,195, $(2,120) and $2,028, respectively	5,444	(3,635)	3,493
Valuation allowance on investment securities' deferred tax asset during the year	2,024	(2,955)	963
Pension and postretirement benefits, net of income taxes of $(2,532), $(13,232) and $628, respectively	(4,157)	(22,062)	1,061
Reclassification adjustments for amounts included in net income, net of income taxes of $(1,162), $(830) and $(1,139), respectively	(2,001)	(1,428)	(1,980)
Total other comprehensive income	1,310	(30,080)	3,537
Comprehensive income	$ 152,262	145,379	160,496

See accompanying notes to consolidated financial statements.

WADDELL & REED FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years ended December 31, 2012, 2011 and 2010
(in thousands)

	Common Stock		Additional	Retained		Accumulated Other Comprehensive	Total Stockholders'
	Shares	Amount	Paid-in Capital	Earnings	Treasury Stock	Income (Loss)	Equity
Balance at December 31, 2009	99,701	$ 997	189,900	527,876	(328,154)	(21,564)	369,055
Net income	—	—	—	156,959	—	—	156,959
Recognition of equity compensation	—	—	40,319	19	—	—	40,338
Issuance of nonvested shares and other	—	—	(37,631)	—	37,631	—	—
Dividends accrued, $.77 per share	—	—	—	(66,041)	—	—	(66,041)
Exercise of stock options	—	—	2,726	—	10,331	—	13,057
Excess tax benefits from share-based payment arrangements	—	—	6,128	—	—	—	6,128
Repurchase of common stock	—	—	—	—	(65,872)	—	(65,872)
Unrealized appreciation on available for sale investment securities	—	—	—	—	—	3,493	3,493
Valuation allowance on investment securities' deferred tax asset						963	963
Pension and postretirement benefits	—	—	—	—	—	1,061	1,061
Reclassification for amounts included in net income	—	—	—	—	—	(1,980)	(1,980)
Balance at December 31, 2010	99,701	997	201,442	618,813	(346,064)	(18,027)	457,161
Net income	—	—	—	175,459	—	—	175,459
Recognition of equity compensation	—	—	46,457	16	—	—	46,473
Issuance of nonvested shares	—	—	(40,442)	—	40,442	—	—
Dividends accrued, $.85 per share	—	—	—	(73,007)	—	—	(73,007)
Exercise of stock options	—	—	949	—	4,131	—	5,080
Excess tax benefits from share-based payment arrangements	—	—	8,020	—	—	—	8,020
Repurchase of common stock	—	—	—	—	(65,463)	—	(65,463)
Unrealized depreciation on available for sale investment securities	—	—	—	—	—	(3,635)	(3,635)
Valuation allowance on investment securities' deferred tax asset	—	—	—	—	—	(2,955)	(2,955)
Pension and postretirement benefits	—	—	—	—	—	(22,062)	(22,062)
Reclassification for amounts included in net income	—	—	—	—	—	(1,428)	(1,428)
Balance at December 31, 2011	99,701	997	216,426	721,281	(366,954)	(48,107)	523,643
Net income	—	—	—	150,952	—	—	150,952
Recognition of equity compensation	—	—	49,937	56	—	—	49,993
Issuance of nonvested shares	—	—	(43,106)	—	43,106	—	—
Dividends accrued, $2.03 per share	—	—	—	(173,866)	—	—	(173,866)
Exercise of stock options	—	—	(27)	—	132	—	105
Excess tax benefits from share-based payment arrangements	—	—	6,791	—	—	—	6,791
Repurchase of common stock	—	—	—	—	(48,688)	—	(48,688)
Unrealized appreciation on available for sale investment securities	—	—	—	—	—	5,444	5,444
Valuation allowance on investment securities' deferred tax asset	—	—	—	—	—	2,024	2,024
Pension and postretirement benefits	—	—	—	—	—	(4,157)	(4,157)
Reclassification for amounts included in net income	—	—	—	—	—	(2,001)	(2,001)
Balance at December 31, 2012	99,701	$ 997	230,021	698,423	(372,404)	(46,797)	510,240

See accompanying notes to consolidated financial statements.

WADDELL & REED FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2012, 2011 and 2010

	2012	2011	2010
		(in thousands)	
Cash flows from operating activities:			
Net income	$ 150,952	175,459	156,959
Adjustments to reconcile net income to net cash provided by operating activities:			
Write-down of impaired assets	42,373	—	—
Depreciation and amortization	15,093	16,332	13,834
Amortization of deferred sales commissions	53,863	53,855	58,381
Share-based compensation	49,993	46,473	40,338
Excess tax benefits from share-based payment arrangements	(6,791)	(8,020)	(6,128)
Gain on sale of available for sale investment securities	(3,163)	(2,258)	(2,893)
Net purchases and sales or maturities of trading securities	(27,470)	59,034	(60,623)
Unrealized (gain) loss on trading securities	(5,470)	1,231	(5,101)
Loss on sale and retirement of property and equipment	5,326	2,059	201
Capital gains and dividends reinvested	—	—	(365)
Deferred income taxes	(6,236)	2,395	(5,200)
Changes in assets and liabilities:			
Cash and cash equivalents - restricted	(42,812)	30,628	(8,256)
Receivables from funds and separate accounts	(2,044)	(4,608)	7,714
Other receivables	(29,422)	(32,260)	94,678
Other assets	2,872	(512)	(4,245)
Deferred sales commissions	(54,430)	(57,933)	(58,968)
Accounts payable and payable to investment companies	65,753	(2,002)	(88,946)
Other liabilities	25,048	3,266	9,263
Net cash provided by operating activities	233,435	283,139	140,643
Cash flows from investing activities:			
Purchases of available for sale investment securities	(51,676)	(102,451)	(76,961)
Proceeds from sales and maturities of available for sale investment securities	49,809	92,282	26,463
Additions to property and equipment	(15,300)	(20,078)	(17,313)
Proceeds from sales of property and equipment	38	5	5
Net cash used in investing activities	(17,129)	(30,242)	(67,806)
Cash flows from financing activities:			
Debt repayment	—	—	(10,000)
Dividends paid	(171,267)	(68,766)	(65,194)
Repurchase of common stock	(48,688)	(65,463)	(65,872)
Exercise of stock options	105	5,080	13,057
Excess tax benefits from share-based payment arrangements	6,791	8,020	6,128
Net cash used in financing activities	(213,059)	(121,129)	(121,881)
Net increase (decrease) in cash and cash equivalents	3,247	131,768	(49,044)
Cash and cash equivalents at beginning of year	327,083	195,315	244,359
Cash and cash equivalents at end of year	330,330	327,083	195,315
Less cash and cash equivalents of discontinued operations at end of year	2,303	3,167	5,245
Cash and cash equivalents of continuing operations at end of year	$ 328,027	$ 323,916	$ 190,070
Cash paid for:			
Income taxes (net)	$ 98,181	105,080	92,038
Interest	$ 10,286	10,426	10,920

See accompanying notes to consolidated financial statements.

WADDELL & REED FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012, 2011 and 2010

1. Description of Business

Waddell & Reed Financial, Inc. and subsidiaries (hereinafter referred to as the "Company," "we," "our" and "us") derive revenues from investment management, investment product underwriting and distribution, and shareholder services administration provided to the Waddell & Reed Advisors Group of Mutual Funds (the "Advisors Funds"), Ivy Funds (the "Ivy Funds"), Ivy Funds Variable Insurance Portfolios (the "Ivy Funds VIP") and InvestEd Portfolios ("InvestEd") (collectively, the Advisors Funds, Ivy Funds, Ivy Funds VIP and InvestEd are referred to as the "Funds"), and institutional and separately managed accounts. The Funds and the institutional and separately managed accounts operate under various rules and regulations set forth by the United States Securities and Exchange Commission (the "SEC"). Services to the Funds are provided under investment management agreements, underwriting agreements and shareholder servicing and accounting service agreements that set forth the fees to be charged for these services. The majority of these agreements are subject to annual review and approval by each Fund's board of trustees and shareholders. Our revenues are largely dependent on the total value and composition of assets under management. Accordingly, fluctuations in financial markets and composition of assets under management can significantly impact revenues and results of operations.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Amounts in the accompanying financial statements and notes are rounded to the nearest thousand unless otherwise stated. Certain amounts in the prior years' financial statements have been reclassified for consistent presentation.

The Company operates in one business segment. Although the Company does provide supplemental disclosure regarding assets under management and underwriting revenues and expenses by distribution channel, the Company's determination that it operates in one business segment is based on the fact that the Company's Chief Executive Officer, who is the chief operating decision maker, reviews financial results, assesses performance and allocates resources at the consolidated level.

During the third quarter of 2012, the Company committed to a plan to sell its Legend group of subsidiaries ("Legend") and on October 29, 2012 the Company signed a definitive agreement to execute the transaction. The sale closed effective January 1, 2013. The operational results of Legend have been reclassified as discontinued operations in our consolidated financial statements for all periods presented. Unless otherwise stated, footnote references refer to continuing operations.

Use of Estimates

GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the consolidated financial statements and accompanying notes, and related disclosures of commitments and contingencies. Estimates are used for, but are not limited to, depreciation and amortization, income taxes, valuation of assets, pension and postretirement obligations, and contingencies. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment. Actual results could differ from our estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term investments. We consider all highly liquid investments with maturities upon acquisition of 90 days or less to be cash equivalents. Cash and cash equivalents – restricted represents cash held for the benefit of customers segregated in compliance with federal and other regulations.

Disclosures About Fair Value of Financial Instruments

Fair value of cash and cash equivalents, short-term investments, receivables and payables approximates carrying value. Fair value of long-term debt is disclosed in the indebtedness footnote. Fair values for investment securities are based on quoted market prices, where available. Otherwise, fair values for investment securities are based on quoted market prices of comparable instruments.

Investment Securities and Investments in Affiliated Mutual Funds

Our investments are comprised of United States, state and government obligations, corporate debt securities and investments in affiliated mutual funds. Investments are classified as available for sale or trading. Unrealized holding gains and losses on securities available for sale, net of related tax effects, are excluded from earnings until realized and are reported as a separate component of comprehensive income. For trading securities, unrealized holding gains and losses are included in earnings. Realized gains and losses are computed using the specific identification method for investment securities, other than mutual funds. For mutual funds, realized gains and losses are computed using the average cost method.

Our available for sale investments are reviewed each quarter and adjusted for other than temporary declines in value. We consider factors affecting the issuer and the industry the issuer operates in, general market trends including interest rates, and our ability and intent to hold an investment until it has recovered. Consideration is given to the length of time an investment's market value has been below carrying value and prospects for recovery to carrying value. When a decline in the fair value of equity securities is determined to be other than temporary, the unrealized loss recorded net of tax in other comprehensive income is realized as a charge to net income and a new cost basis is established for financial reporting purposes. When a decline in the fair value of debt securities is determined to be other than temporary, the amount of the impairment recognized in earnings depends on whether the Company intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss. If so, the other than temporary impairment recognized in earnings is equal to the entire difference between the investment's amortized cost basis and its fair value at the balance sheet date. If not, the portion of the impairment related to the credit loss is recognized in earnings while the portion of the impairment related to other factors is recognized in other comprehensive income, net of tax.

Property and Equipment

Property and equipment are carried at cost. The costs of improvements that extend the life of a fixed asset are capitalized, while the costs of repairs and maintenance are expensed as incurred. Depreciation and amortization are calculated and recorded using the straight-line method over the estimated useful life of the related asset (or lease term if shorter), generally three to 10 years for furniture and fixtures; one to 10 years for computer software; two to five years for data processing equipment; 10 to 30 years for buildings; three to 26 years for other equipment; and up to 15 years for leasehold improvements, which is the lesser of the lease term or expected life.

Software Developed for Internal Use

Certain internal costs incurred in connection with developing or obtaining software for internal use are capitalized in accordance with *"Intangibles – Goodwill and Other Topic,"* ASC 350. Internal costs capitalized are included in property and equipment, net in the consolidated balance sheets, and were $9.6 million and $12.5 million as of December 31, 2012 and 2011, respectively. Amortization begins when the software project is complete and ready for its intended use and continues over the estimated useful life, generally one to 10 years.

Goodwill and Identifiable Intangible Assets

Goodwill represents the excess of the cost of the Company's investment in the net assets of acquired companies over the fair value of the underlying identifiable net assets at the dates of acquisition. Goodwill is not amortized, but is reviewed annually for impairment in the second quarter of each year and when events or circumstances occur that indicate that goodwill might be impaired. Factors that the Company considers important in determining whether an impairment of goodwill or intangible assets might exist include significant continued underperformance compared to peers, the likelihood of termination or non-renewal of a mutual fund advisory or subadvisory contract or substantial changes in revenues earned from such contracts, significant changes in our business and products, material and ongoing negative industry or economic trends, or other factors specific to each asset being evaluated.

During the period covered by these financial statements, the Company had two reporting units for goodwill: (i) investment management and related services and (ii) Legend. The investment management and related services reporting unit's goodwill was recorded as part of the spin-off of the Company from its former parent, and to a lesser extent, was recorded as part of subsequent business combinations that were merged into existing investment management operations. Legend, our second reporting unit for goodwill, was a stand-alone investment management subsidiary and goodwill associated with Legend could be assessed separately from other investment management operations. During the third quarter of 2012, the Company committed to a plan to sell Legend. Additional information is included below in Notes 6 and 7.

To determine fair values of the reporting units, our review process uses the market and income approaches. In performing the analyses, the Company uses the best information available under the circumstances, including reasonable and supportable assumptions and projections.

The market approach employs market multiples for comparable companies in the financial services industry. Estimates of fair values of the reporting units are established using multiples of earnings before interest, taxes, depreciation and amortization ("EBITDA"). The Company believes that fair values calculated based on multiples of EBITDA are an accurate estimation of fair value.

If the fair value coverage margin calculated under the market approach is not considered significant, the Company utilizes a second approach, the income approach, to estimate fair values and averages the results under both methodologies. The income approach employs a discounted free cash flow approach that takes into account current actual results, projected future results, and the Company's estimated weighted average cost of capital.

The Company compares the fair values of the reporting units to their carrying amounts, including goodwill. If the carrying amount of the reporting unit exceeds its implied fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any.

Indefinite-life intangible assets represent advisory and subadvisory management contracts for managed assets obtained in acquisitions. The Company considers these contracts to be indefinite-life intangible assets as they are expected to be renewed without significant cost or modification of terms. The Company also tests these assets for impairment annually by comparing their fair values to the carrying amount of the assets.

Deferred Sales Commissions

We defer certain costs, principally sales commissions and related compensation, which are paid to financial advisors and broker/dealers in connection with the sale of certain mutual fund shares sold without a front-end load sales charge. The costs incurred at the time of the sale of Class B shares are amortized on a straight-line basis over five years, which approximates the expected life of the shareholders' investments. The costs incurred at the time of the sale of Class C shares are amortized on a straight-line basis over 12 months. In addition, the costs incurred at the time of the sale of shares for certain asset allocation products are deferred and amortized on a straight-line basis, not to exceed three years. We recover these deferred costs through Rule 12b-1 and other distribution fees, which are paid on the Class B and Class C shares of the Advisors Funds and Ivy Funds, along with contingent deferred sales charges ("CDSCs") paid by shareholders who redeem their shares prior to completion of the specified holding period (three years for shares of certain asset allocation products, six years for a Class B share and 12 months for a Class C share), as well as through client fees paid on the asset allocation products. Should we lose our ability to recover such sales commissions through distribution fees or CDSCs, the value of these assets would immediately decline, as would future cash flows. We periodically review the recoverability of the deferred sales commission assets as events or changes in circumstances indicate that their carrying amount may not be recoverable and adjust them accordingly.

Revenue Recognition

We recognize investment management fees as earned over the period in which services are rendered. We charge the Funds daily based upon average daily net assets under management in accordance with investment management agreements between the Funds and the Company. The majority of investment management fees earned from institutional and separate accounts are charged either monthly or quarterly based upon an average of net assets under management in accordance with such investment management agreements.

Underwriting and distribution commission revenues resulting from the sale of investment products are recognized on the trade date. Fee-based asset allocation revenues are charged quarterly based upon average daily net assets under management. We also recognize distribution revenues monthly for certain types of investment products, primarily variable annuity products that are generally calculated based upon average daily net assets under management.

Shareholder service fees are recognized monthly and are calculated based on the number of accounts or assets under management as applicable. Other administrative service fee revenues are recognized when contractual obligations are fulfilled or as services are provided.

Advertising and Promotion

We expense all advertising and promotion costs as incurred. Advertising expense was $9.9 million, $10.0 million and $5.4 million for the years ended December 31, 2012, 2011 and 2010, respectively, and is

classified in both underwriting and distribution expense and general and administrative expense in the consolidated statements of income.

Share-Based Compensation

We account for share-based compensation expense using the fair value method. Under the fair value method, share-based compensation expense reflects the fair value of share-based awards measured at grant date, is recognized over the service period, and is adjusted each period for anticipated forfeitures. The Company also issues share-based awards to our financial advisors (our sales force) who are independent contractors. Changes in the Company's share price result in variable compensation expense over the vesting period. The fair value of options granted are calculated using a Black-Scholes option-pricing model. The Black-Scholes model incorporates assumptions as to dividend yield, risk-free interest rate, expected volatility and expected life of the option.

Accounting for Income Taxes

Income tax expense is based on pre-tax financial accounting income, including adjustments made for the recognition or derecognition related to uncertain tax positions. The recognition or derecognition of income tax expense related to uncertain tax positions is determined under the guidance as prescribed by *"Income Taxes Topic,"* ASC 740. Deferred tax assets and liabilities are recognized for the future tax attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. A valuation allowance is recognized for deferred tax assets if, based on available evidence, it is more likely than not that all or some portion of the asset will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

3. Accounting Pronouncements Not Yet Adopted

In July 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-06, *"Other Topics (Topic 720): Fees Paid to the Federal Government by Health Insurers"*("ASU 2011-06"). This ASU was issued to address questions about how health insurers should recognize and classify in their income statements fees mandated by the Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act (the "Acts"). The Acts impose an annual fee on health insurers for each calendar year beginning on or after January 1, 2014. A health insurer's portion of the annual fee is payable no later than September 30 of the applicable calendar year and is not tax deductible. The ASU specifies that the liability for the fee should be estimated and recorded in full once the entity provides qualifying health insurance in the applicable calendar year in which the fee is payable with a corresponding deferred cost that is amortized to expense using a straight-line method of allocation unless another method better allocates the fee over the calendar year that it is payable. ASU 2011-06 is effective for calendar years beginning after December 31, 2013. The Company is evaluating the impact the adoption of ASU 2011-06 in 2014 will have on its consolidated financial statements.

In July 2012, the FASB issued ASU 2012-02, *"Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment"* ("ASU 2012-02"). This ASU permits an entity to make a qualitative assessment of whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with Subtopic 350-30, *"Intangibles—Goodwill and Other—General Intangibles Other than Goodwill."* ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The Company will comply with this standard upon adoption in 2013.

4. Investment Securities

Investment securities at December 31, 2012 and 2011 are as follows:

2012	Amortized cost	Unrealized gains	Unrealized losses	Fair value
	(in thousands)			
Available for sale securities:				
Mortgage-backed securities	$ 9	1	-	10
Corporate bonds	30,408	248	(3)	30,653
Affiliated mutual funds	73,443	3,749	(1,090)	76,102
	$ 103,860	3,998	(1,093)	106,765
Trading securities:				
Mortgage-backed securities				44
Municipal bonds				501
Corporate bonds				12,112
Common stock				37
Affiliated mutual funds				56,683
				69,377
Total investment securities				176,142

2011	Amortized cost	Unrealized gains	Unrealized losses	Fair value
	(in thousands)			
Available for sale securities:				
Mortgage-backed securities	$ 9	2	-	11
Municipal bonds	2,549	-	(13)	2,536
Corporate bonds	45,893	170	(89)	45,974
Affiliated mutual funds	51,456	2,738	(5,379)	48,815
	$ 99,907	2,910	(5,481)	97,336
Trading securities:				
Mortgage-backed securities				63
Municipal bonds				500
Corporate bonds				17,319
Common stock				37
Affiliated mutual funds				19,007
				36,926
Total investment securities				134,262

A summary of available for sale debt securities and affiliated mutual funds with fair values below carrying values at December 31, 2012 is as follows:

	Less than 12 months		12 months or longer		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
	(in thousands)					
Corporate bonds	$ 997	(3)	-	-	997	(3)
Affiliated mutual funds	23,478	(469)	5,604	(621)	29,082	(1,090)
Total temporarily impaired securities	$ 24,475	(472)	5,604	(621)	30,079	(1,093)

Based upon our assessment of these corporate bonds and affiliated mutual funds, the time frame investments have been in a loss position, our intent to hold affiliated mutual funds until they have recovered and our history of holding bonds until maturity, we determined that a write-down was not necessary at December 31, 2012.

Mortgage-backed securities and corporate bonds accounted for as available for sale and held as of December 31, 2012 mature as follows:

	Amortized cost	Fair value
	(in thousands)	
Within one year	$ 15,488	15,529
After one year but within 10 years	14,929	15,134
	$ 30,417	30,663

Mortgage-backed securities, municipal bonds and corporate bonds accounted for as trading and held as of December 31, 2012 mature as follows:

	Fair value
	(in thousands)
Within one year	$ 2,531
After one year but within 10 years	10,126
	$ 12,657

Investment securities with fair values of $79.9 million, $55.7 million and $45.1 million were sold during 2012, 2011 and 2010, respectively. During 2012, net realized gains of $3.2 million and $5.3 million were recognized from the sale of $32.9 million in available for sale securities and the sale of $47.0 million in trading securities, respectively. During 2011, net realized gains of $2.3 million and $1.4 million were recognized from the sale of $22.1 million in available for sale securities and the sale of $33.6 million in trading securities, respectively. During 2010, net gains of $2.9 million and $2.9 million were recognized

from the sale of $24.2 million in available for sale securities and the sale of $20.9 million in trading securities, respectively.

The aggregate carrying amount of our equity method investments, classified in other assets, was $4.6 million and $5.6 million at December 31, 2012 and 2011, respectively. At December 31, 2012, our investments consist of limited partnership interests in venture capital funds.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of the asset. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset. An individual investment's fair value measurement is assigned a level based upon the observability of the inputs that are significant to the overall valuation. The three-tier hierarchy of inputs is summarized as follows:

- Level 1 – Investments are valued using quoted prices in active markets for identical securities.
- Level 2 – Investments are valued using other significant observable inputs, including quoted prices in active markets for similar securities.
- Level 3 – Investments are valued using significant unobservable inputs, including the Company's own assumptions in determining the fair value of investments.

Assets classified as Level 2 can have a variety of observable inputs. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value. The fair value of municipal bonds is measured based on pricing models that take into account, among other factors, information received from market makers and broker/dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance and benchmark yield curves. The fair value of corporate bonds is measured using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads and fundamental data relating to the issuer.

Securities' values classified as Level 3 are primarily determined through the use of a single quote (or multiple quotes) from dealers in the securities using proprietary valuation models. These quotes involve significant unobservable inputs, and thus, the related securities are classified as Level 3 securities.

The following tables summarize our investment securities as of December 31, 2012 and 2011 that are recognized in our consolidated balance sheets using fair value measurements based on the differing levels of inputs. There were no transfers between levels for the years ended December 31, 2012 or 2011.

2012	Level 1	Level 2	Level 3	Total
		(in thousands)		
Mortgage-backed securities	$ -	54	-	54
Municipal bonds	-	501	-	501
Corporate bonds	-	42,765	-	42,765
Common stock	37	-	-	37
Affiliated mutual funds	132,785	-	-	132,785
Total	$ 132,822	$ 43,320	$ -	$ 176,142

2011	Level 1	Level 2	Level 3	Total
		(in thousands)		
Mortgage-backed securities	-	74	-	74
Municipal bonds	-	3,036	-	3,036
Corporate bonds	-	63,293	-	63,293
Common stock	37	-	-	37
Affiliated mutual funds	67,822	-	-	67,822
Total	$ 67,859	$ 66,403	$ -	$ 134,262

5. Property and Equipment

A summary of property and equipment at December 31, 2012 and 2011 is as follows:

	2012	2011	Estimated useful lives
	(in thousands)		
Leasehold improvements	$ 19,610	19,345	1 - 15 years
Furniture and fixtures	30,670	30,590	3 - 10 years
Equipment	19,660	18,482	3 - 26 years
Computer software	74,081	72,184	1 - 10 years
Data processing equipment	20,207	19,692	2 - 5 years
Buildings	5,284	3,765	10 - 30 years
Land	1,940	1,940	
Property and equipment, at cost	171,452	165,998	
Accumulated depreciation	(102,124)	(92,855)	
Property and equipment, net	$ 69,328	73,143	

Depreciation expense was $13.2 million, $14.8 million and $13.5 million during the years ended December 31, 2012, 2011 and 2010, respectively.

At December 31, 2012, we had property and equipment under capital leases with a cost of $1.9 million and accumulated depreciation of $0.8 million. At December 31, 2011, we had property and equipment under capital leases with a cost of $1.8 million and accumulated depreciation of $1.0 million.

6. Discontinued Operations

During the third quarter of 2012, the Company committed to a plan to sell Legend. On October 29, 2012, the Company signed a definitive agreement with First Allied Holdings Inc. to sell all of the common interests of Legend Group Holdings, LLC and the sale closed effective January 1, 2013. Based on the value of the consideration the Company expected to receive upon closing, which is less than the carrying value of net assets to be sold, the Company recorded a non-cash impairment charge of $42.4 million, which is reflected in income (loss) from discontinued operations on the statement of income. The consideration received was subject to working capital and regulatory capital adjustments through the closing date. The Company retained $7.7 million of Legend's excess working capital as part of the agreement. The

agreement also includes an earnout provision based on asset retention for a period of two years following the closing date.

The operational results of Legend have been presented as discontinued operations in the consolidated financial statements for all periods presented. Legend's revenues and income (loss) before provision for income taxes follow:

	2012	2011	2010
		(in thousands)	
Revenues	$ 74,033	72,644	66,619
Income (loss) before provision for income taxes	$ (40,518)	5,810	6,123

For income tax purposes, the sale will result in a $48.3 million capital loss that may only be utilized to offset future capital gains. Due to the character of the loss and the limited carry forward period permitted by law, the Company may not realize the full tax benefit of the capital loss.

The assets and liabilities of Legend, classified as discontinued operations held for sale in the consolidated balance sheets are as follows:

	December 31, 2012	December 31, 2011
	(in thousands)	
Assets		
Cash and cash equivalents	$ 2,303	3,167
Cash and cash equivalents - restricted	401	13
Investment securities	1,352	1,235
Receivables	10,345	9,871
Prepaid expenses and other current assets	749	615
Total current assets	15,150	14,901
Property and equipment, net	992	885
Goodwill	16,868	59,241
Other non-current assets	150	148
Total non-current assets	18,010	60,274
Total assets	33,160	75,175
Liabilities		
Accounts payable	464	-
Accrued compensation	6,243	5,812
Other current liabilities	880	738
Total current liabilities	7,587	6,550
Non-current liabilities	281	207
Total liabilities	7,868	6,757
Assets less liabilities	$ 25,292	68,418

7. Goodwill and Identifiable Intangible Assets

Goodwill represents the excess of purchase price over the tangible assets and identifiable intangible assets of an acquired business. Our goodwill is not deductible for tax purposes. Goodwill and identifiable intangible assets (all considered indefinite lived) at December 31, 2012 and 2011 are as follows:

	2012	2011
	(in thousands)	
Goodwill	$ 138,947	138,947
Accumulated amortization	(31,977)	(31,977)
Total goodwill	106,970	106,970
Mutual fund management advisory contracts	38,699	38,699
Mutual fund management subadvisory contracts	16,300	16,300
Total identifiable intangible assets	54,999	54,999
Total	$ 161,969	161,969

During the third quarter of 2012, $59.2 million of goodwill related to Legend was allocated to assets of discontinued operations held for sale. Amounts at December 31, 2011 have been adjusted to reflect this change.

As of June 30, 2012, the Company's annual impairment test indicated that the fair value of the Legend reporting unit exceeded its carrying value, which resulted in no goodwill impairment. During preliminary due diligence conducted in the third quarter regarding a possible sale of Legend, several significant issues arose regarding executive leadership, advisor retention and employee morale. As due diligence discussions progressed into formal negotiations throughout the third quarter, the Company's concerns regarding these matters escalated, the depth and consequence of which led us to determine that a change in the strategic direction of Legend was necessary, and as a result, the Company decided to move forward with a sale of Legend at a price lower than the fair value utilized in the annual impairment analysis in the second quarter. During the third quarter of 2012, $42.4 million of goodwill related to Legend was written down and is included in the loss from discontinued operations in the statement of income.

8. Indebtedness

On January 13, 2006, the Company issued $200.0 million in principal amount 5.60% senior notes due 2011 (the "Notes") resulting in net proceeds of approximately $198.2 million (net of discounts, commissions and estimated expenses). Interest was payable semi-annually on January 15 and July 15 at a fixed rate of 5.60% per annum. Upon issuance of these Notes, the Company terminated two forward interest rate swap agreements entered into in 2005. In connection with the termination, we received a net cash settlement of $1.1 million. The Company's gain was amortized into earnings as a reduction to interest expense over the five year term of the Notes and was fully amortized as of December 31, 2010. During the first quarter of 2010, we repurchased $10.0 million of the Notes.

On August 31, 2010, the Company entered into an agreement to complete a $190.0 million private placement of senior unsecured notes that were issued and sold in two tranches: $95.0 million bearing interest at 5.0% and maturing January 13, 2018, Series A, and $95.0 million bearing interest of 5.75% and

maturing January 13, 2021, Series B. The agreement contained a delayed funding provision that allowed the Company to draw down the proceeds in January 2011 when the Notes matured. The Company used the proceeds of the issuance and sale of the Senior Notes to repay in full the Notes. Interest is payable semi-annually in January and July of each year. The most restrictive provisions of the agreement require the Company to maintain a consolidated leverage ratio not to exceed 3.0 to 1.0 for four consecutive quarters and a consolidated interest coverage ratio of not less than 4.0 to 1.0 for four consecutive quarters. The Company was in compliance with these covenants and similar covenants in prior facilities for all periods presented.

The Company entered into a three year revolving credit facility (the "Credit Facility") with various lenders, effective August 31, 2010, which provides for initial borrowings of up to $125.0 million and replaced the Company's previous revolving credit facility. Lenders could, at their option upon the Company's request, expand the Credit Facility to $200.0 million. At December 31, 2012 and 2011, there were no borrowings outstanding under the facility. Borrowings under the Credit Facility bear interest at various rates including adjusted LIBOR or an alternative base rate plus, in each case, an incremental margin based on the Company's credit rating. The Credit Facility also provides for a facility fee on the aggregate amount of commitments under the revolving facility (whether or not utilized). The facility fee is also based on the Company's credit rating level. The Credit Facility's covenants match those outlined above for the Senior Notes.

Debt is reported at its carrying amount in the consolidated balance sheet. The fair value of the Company's outstanding indebtedness is approximately $208.8 million at December 31, 2012 compared to the carrying value of $190.0 million. The following is a summary of long-term debt at December 31, 2012 and 2011:

	2012	2011
	(in thousands)	
Principal amount unsecured 5.0% senior notes due in 2018	$ 95,000	$ 95,000
Principal amount unsecured 5.75% senior notes due in 2021	95,000	95,000
Total	$ 190,000	190,000

9. Income Taxes

The provision for income taxes from continuing operations for the years ended December 31, 2012, 2011 and 2010 consists of the following:

	2012	2011	2010
		(in thousands)	
Currently payable:			
Federal	$ 104,922	93,677	85,394
State	9,335	9,033	6,730
	114,257	102,710	92,124
Deferred taxes	(5,782)	2,004	(5,191)
Provision for income taxes	$ 108,475	104,714	86,933

The following table reconciles the statutory federal income tax rate with our effective income tax rate from continuing operations for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefits	2.2	2.4	1.9
State tax incentives	(0.2)	(0.2)	(0.2)
Valuation allowance on losses capital in nature	(0.8)	(0.2)	(1.1)
Other items	(0.2)	0.8	0.6
Effective income tax rate	36.0%	37.8%	36.2%

The tax effect of temporary differences that give rise to significant portions of deferred tax liabilities and deferred tax assets at December 31, 2012 and 2011 are as follows:

	2012	2011
	(in thousands)	
Deferred tax liabilities:		
Deferred sales commissions	$ (7,405)	(7,861)
Property and equipment	(8,010)	(13,017)
Benefit plans	(9,723)	(9,617)
Identifiable intangible assets	(8,583)	(8,523)
Unrealized gains on investment securities	(1,084)	-
Purchase of fund assets	(7,458)	(6,631)
Prepaid expenses	(2,138)	(2,430)
Total gross deferred liabilities	(44,401)	(48,079)
Deferred tax assets:		
Acquisition lease liability	953	1,108
Additional pension and postretirement liability	28,935	26,403
Accrued expenses	12,705	13,285
Unrealized losses on investment securities	843	2,318
Unrealized losses on investment in partnerships	789	196
Capital loss carryforwards	169	3,022
Excess tax basis on investment in subsidiary	17,921	-
Nonvested stock	21,070	19,051
Unused state tax credits	972	1,123
State net operating loss carryforwards	6,284	5,893
Other	4,230	3,817
Total gross deferred assets	94,871	76,216
Valuation allowance	(24,695)	(11,191)
Net deferred tax asset	$ 25,775	16,946

In 2009, the Company sold one of its subsidiaries, Austin Calvert & Flavin, Inc., which generated a capital loss available to offset potential future capital gains. Due to the character of the loss and the limited carryforward period permitted by law, the Company may not realize the full tax benefit of the capital loss. The capital loss carryforward, if not utilized, will expire in 2014. As of December 31, 2012, the Company had a deferred tax asset, net of federal tax effect, for a capital loss carryforward of $0.2 million, excess tax basis in Legend of $17.9 million, and other net deferred tax assets that were capital in nature of $0.5 million. As of December 31, 2011, the Company had a deferred tax asset, net of federal tax effect, for a capital loss carryforward of $3.0 million and other net deferred tax liabilities which were capital in nature of approximately $2.5 million. Management believes it is not more likely than not that the Company will generate sufficient future capital gains to realize the full benefit of these capital losses and accordingly, a valuation allowance in the amount of $18.6 million and $5.5 million has been recorded at December 31, 2012 and 2011, respectively. During 2012, a non-cash impairment charge to Legend resulted in an increase in the valuation allowance of $17.9 million. Losses from partnership investments also increased the valuation allowance by $0.6 million. These increases were partially offset by realized capital gains on securities classified as available for sale and appreciation in the fair value of the Company's investment portfolios, which reduced the valuation allowance by $3.4 million. The remaining $2.0 million decrease in the valuation allowance resulted from appreciation in the fair value of the Company's available for sale securities portfolio, which was recorded as an increase to accumulated other comprehensive income.

Certain subsidiaries of the Company have net operating loss carryforwards in certain states in which these companies file on a separate company basis. The deferred tax asset, net of federal tax effect, relating to the carryforwards as of December 31, 2012 and 2011 is approximately $6.3 million and $5.9 million, respectively. The carryforwards, if not utilized, will expire between 2013 and 2032. Management believes it is not more likely than not that these subsidiaries will generate sufficient future taxable income in these states to realize the benefit of the net operating loss carryforwards and, accordingly, a valuation allowance in the amount of $6.1 million and $5.7 million has been recorded at December 31, 2012 and 2011, respectively. The Company has state tax credit carryforwards of $1.0 million and $1.1 million as of December 31, 2012 and 2011, respectively. Of these state tax credit carryforwards, $0.7 million will expire between 2024 and 2028 if not utilized and $0.3 million will expire in 2026 if not utilized. The Company anticipates these credits will be fully utilized prior to their expiration date.

As of January 1, 2012, the Company had unrecognized tax benefits, including penalties and interest, of $9.8 million ($6.9 million net of federal benefit) that, if recognized, would impact the Company's effective tax rate. As of December 31, 2012, the Company had unrecognized tax benefits, including penalties and interest, of $10.8 million ($7.5 million net of federal benefit) that, if recognized, would impact the Company's effective tax rate. The unrecognized tax benefits that are not expected to be settled within the next 12 months are included in other liabilities in the accompanying consolidated balance sheets; unrecognized tax benefits that are expected to be settled within the next 12 months are included in income taxes payable.

The Company's accounting policy with respect to interest and penalties related to income tax uncertainties is to classify these amounts as income taxes. As of January 1, 2012, the total amount of accrued interest and penalties related to uncertain tax positions recognized in the consolidated balance sheet was $2.3 million ($1.8 million net of federal benefit). The total amount of penalties and interest, net of federal benefit, related to tax uncertainties recognized in the statement of income for the period ended December 31, 2012 was $0.2 million. The total amount of accrued penalties and interest related to uncertain tax positions at December 31, 2012 of $2.5 million ($2.0 million net of federal benefit) is included in the total unrecognized tax benefits described above.

The following table summarizes the Company's reconciliation of unrecognized tax benefits, excluding penalties and interest, for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
		(in thousands)	
Balance at January 1	$ 7,467	4,759	4,857
Increases during the year:			
Gross increases - tax positions in prior period	275	1,684	189
Gross increases - current-period tax positions	2,215	1,844	981
Decreases during the year:			
Gross decreases - tax positions in prior period	(429)	(183)	(490)
Decreases due to settlements with taxing authorities	-	-	(629)
Decreases due to lapse of statute of limitations	(1,206)	(637)	(149)
Balance at December 31	$ 8,322	7,467	4,759

In the ordinary course of business, many transactions occur for which the ultimate tax outcome is uncertain. In addition, respective tax authorities periodically audit our income tax returns. These audits examine our significant tax filing positions, including the timing and amounts of deductions and the allocation of income among tax jurisdictions. During 2012, the Company settled three open tax years that were undergoing audit by a state jurisdiction in which the Company operates. No audits were settled in 2011. During 2010, the Company settled nine open tax years that were undergoing audits by state jurisdictions in which the Company operates. The Company also received notification of a favorable outcome on a tax position that the Company had previously considered partially uncertain, and therefore, had not previously recognized the full tax benefit. The 2009, 2010 and 2011 federal income tax returns are open tax years that remain subject to potential future audit. The 2006 and 2007 federal tax years also remain open to a limited extent due to capital loss carryback claims. State income tax returns for all years after 2008 and, in certain states, income tax returns prior to 2009, are subject to potential future audit by tax authorities in the Company's major state tax jurisdictions.

The Company is currently being audited in various state jurisdictions. It is reasonably possible that the Company will settle the audits in these jurisdictions within the next 12-month period. It is estimated that the Company's liability for unrecognized tax benefits, including penalties and interest, could decrease by approximately $0.4 million to $2.5 million ($0.3 million to $1.6 million net of federal benefit) upon settlement of these audits. Such settlements are not anticipated to have a significant impact on the results of operations.

10. Pension Plan and Postretirement Benefits Other Than Pension

We provide a non-contributory retirement plan that covers substantially all employees and certain vested employees of our former parent company (the "Pension Plan"). Benefits payable under the Pension Plan are based on employees' years of service and compensation during the final ten years of employment. We also sponsor an unfunded defined benefit postretirement medical plan that covers substantially all employees, including Waddell & Reed and Legend advisors. The medical plan is contributory with retiree

contributions adjusted annually. The medical plan does not provide for post age 65 benefits with the exception of a small group of employees that were grandfathered when such plan was established.

A reconciliation of the funded status of these plans and the assumptions related to the obligations at December 31, 2012, 2011 and 2010 follows:

	Pension Benefits			Other Postretirement Benefits		
	2012	2011	2010	2012	2011	2010
	(in thousands)					
Change in projected benefit obligation:						
Net benefit obligation at beginning of year	$ 148,412	118,860	110,962	8,145	6,850	5,945
Service cost	9,373	7,101	6,140	693	558	443
Interest cost	7,570	7,195	6,596	400	402	364
Benefits paid	(5,760)	(6,522)	(6,589)	(560)	(554)	(528)
Actuarial (gain) loss	24,570	21,778	1,751	(223)	530	389
Retiree contributions	—	—	—	337	359	237
Net benefit obligation at end of year	$ 184,165	148,412	118,860	8,792	8,145	6,850

The accumulated benefit obligation for the Pension Plan was $150.8 million and $124.7 million at December 31, 2012 and 2011, respectively.

As part of the agreement to sell Legend, the Company retained the liability for pension and other postretirement benefits related to Legend, and these liabilities are included in the tables above.

	Pension Benefits			Other Postretirement Benefits		
	2012	2011	2010	2012	2011	2010
	(in thousands)					
Change in plan assets:						
Fair value of plan assets at beginning of year	$ 103,404	106,568	91,551	—	—	—
Actual return on plan assets	21,267	(6,642)	9,106	—	—	—
Employer contributions	15,000	10,000	12,500	223	195	291
Retiree contributions	—	—	—	337	359	237
Benefits paid	(5,760)	(6,522)	(6,589)	(560)	(554)	(528)
Fair value of plan assets at end of year	$ 133,911	103,404	106,568	—	—	—
Funded status at end of year	$ (50,254)	(45,008)	(12,292)	(8,792)	(8,145)	(6,850)

	Pension Benefits			Other Postretirement Benefits		
	2012	2011	2010	2012	2011	2010
	(in thousands, except percentage data)					
Amounts recognized in the statement of financial position:						
Current liabilities	$ -	-	-	(304)	(289)	(303)
Noncurrent liabilities	(50,254)	(45,008)	(12,292)	(8,488)	(7,856)	(6,547)
Net amount recognized at end of year	$ (50,254)	(45,008)	(12,292)	(8,792)	(8,145)	(6,850)
Amounts not yet reflected in net periodic benefit cost and included in accumulated other comprehensive income:						
Transition obligation	$ (32)	(37)	(42)	-	-	-
Prior service cost	(2,377)	(2,932)	(3,486)	(127)	(183)	(238)
Accumulated loss	(74,286)	(66,747)	(31,369)	(765)	(999)	(469)
Accumulated other comprehensive loss	(76,695)	(69,716)	(34,897)	(892)	(1,182)	(707)
Cumulative employer contributions in excess of net periodic benefit cost	26,441	24,708	22,605	(7,900)	(6,963)	(6,143)
Net amount recognized at end of year	$ (50,254)	(45,008)	(12,292)	(8,792)	(8,145)	(6,850)
Weighted average assumptions used to determine benefit obligation at December 31:						
Discount rate	4.22%	4.99%	6.00%	4.18%	5.00%	6.00%
Rate of compensation increase	3.99%	4.04%	3.86%		Not applicable	

In 2012 and 2011, the discount rate assumption used to determine the pension and other postretirement benefits obligations was based on the Aon Hewitt AA Only Above Median Yield Curve. This discount rate was determined separately for each plan by plotting the expected benefit payments from each plan against a yield curve of high quality, zero coupon bonds and calculating the single rate that would produce the same present value of liabilities as the yield curve. Prior to 2011, the discount rate assumption was based on the Mercer Bond Model, which calculated the yield on a theoretical portfolio of high-grade corporate bonds with cash flows that generally matched our expected benefit payments. To the extent scheduled bond proceeds exceeded the estimated benefit payments in a given period, the yield calculation assumed those excess proceeds were reinvested at the one-year forward rates implied by the Citigroup Pension Discount Curve.

Our Pension Plan asset allocation at December 31, 2012 and 2011 is as follows:

Plan assets by category	Percentage of Plan Assets at December 31, 2012	Percentage of Plan Assets at December 31, 2011
Cash	11%	7%
Equity securities:		
Domestic	38%	43%
International	40%	38%
Private equity	1%	-
Gold bullion	10%	12%
Total	100%	100%

The primary investment objective is to maximize growth of the Pension Plan assets to meet the projected obligations to the beneficiaries over a long period of time, and to do so in a manner that is consistent with the Company's earnings strength and risk tolerance. Asset allocation is the most important decision in managing the assets, and it is reviewed regularly. The asset allocation policy considers the Company's financial strength and long-term asset class risk/return expectations since the obligations are long-term in nature. As of December 31, 2012, our Pension Plan assets were invested in our Asset Strategy style and are managed by our in-house investment professionals.

Asset Strategy invests in the domestic or foreign market that is believed to offer the greatest probability of return or, alternatively, that provides the highest degree of safety in uncertain times. This style may allocate its assets among stocks, bonds and short-term investments and since the allocation is dynamically managed and able to take advantage of opportunities as they are presented by the market, there is not a predetermined asset allocation. Dependent on the outlook for the U.S. and global economies, our investment managers make top-down allocations among stocks, bonds, cash, precious metals and currency markets around the globe. After determining allocations, we seek the best opportunities within each market. Derivative instruments play an important role in this style's investment process, to manage risk and maximize stability of the assets in the portfolio.

At December 31, 2012, the Pension Plan had multiple investment concentrations that are not typical of a classic pension plan, including a significant weighting of plan assets invested in equity securities, including 40% international equities, of which a third was invested in Chinese equities. The Pension Plan also had 10% of plan assets invested in gold bullion.

Risk management is primarily the responsibility of the investment portfolio manager, who incorporates it with day-to-day research and management. Although investment flexibility is essential to this style's investment process, the Pension Plan does not invest in a number of asset classes that are commonly referred to as alternative investments, namely venture capital, private equity funds, direct real estate properties, timber, or oil, gas or other mineral explorations or development programs or leases. The Pension Plan also has a number of specific guidelines that serve to manage investment risk by placing limits on net securities exposure and concentration of assets within specific companies or industries.

We determine the fair value of our Pension Plan assets using broad levels of inputs as defined by related accounting standards and categorized as Level 1, Level 2 or Level 3, as previously defined above in Note 4. The following tables summarize our Pension Plan assets as of December 31, 2012 and 2011. There were no transfers between levels for the years ended December 31, 2012 or 2011.

2012	Level 1	Level 2	Level 3	Total
		(in thousands)		
Equity securities:				
Domestic	$ 51,289	-	-	51,289
International	53,291	-	-	53,291
Fixed income securities:				
Mortgage-backed securities	-	50	-	50
Private equity	-	-	1,772	1,772
Gold bullion	13,452	-	-	13,452
Total investment securities	118,032	50	1,772	119,854
Cash and other				14,057
Total				$ 133,911

2011	Level 1	Level 2	Level 3	Total
		(in thousands)		
Equity securities:				
Domestic	$ 44,818	-	-	44,818
International	38,942	-	-	38,942
Fixed income securities:				
Mortgage-backed securities	-	98	-	98
Gold bullion	12,857	-	-	12,857
Total investment securities	96,617	98	-	96,715
Cash and other				6,689
Total				$ 103,404

The fair value of the private equity investment classified as Level 3 as of December 31, 2012 was determined to be the investment cost. As a result, this investment's valuation had no effect on the plan's asset value in 2012. There was no Level 3 activity during the year ended December 31, 2011.

The following table summarizes the activity of plan assets categorized as Level 3 for the year ended December 31, 2012:

	Private Equity
	(in thousands)
Balance at December 31, 2011	$ -
Purchases, issuances and settlements	1,772
Actual return on plan assets, sold during the period	-
Proceeds from sales	-
Balance at December 31, 2012	$ 1,772

The 7.75% expected long-term rate of return on Pension Plan assets reflects management's expectations of long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations. The expected return is based on the outlook for inflation, fixed income returns and equity returns, while also considering historical returns, asset allocation and investment strategy. The plan expects a relatively high return because of the types of investment the portfolio incorporates, the success the portfolio managers have had with generating returns in excess of passive management in those types of investments, and the past history of returns. The ability to use a high concentration of equities, especially international equities, within the plan's investment policy presents portfolio managers the opportunity to earn higher returns than other investment strategies that are restricted to owning lower returning asset classes.

The components of net periodic pension and other postretirement costs and the assumptions related to those costs consisted of the following for the years ended December 31, 2012, 2011 and 2010:

	Pension Benefits			Other Postretirement Benefits		
	2012	2011	2010	2012	2011	2010
	(in thousands)					
Components of net periodic benefit cost:						
Service cost	$ 9,373	7,101	6,140	693	558	443
Interest cost	7,570	7,195	6,596	400	402	364
Expected return on plan assets	(8,799)	(8,764)	(7,499)	—	—	—
Actuarial loss amortization	4,563	1,805	1,617	12	—	—
Prior service cost amortization	555	555	555	55	55	45
Transition obligation amortization	5	5	5	—	—	—
Net periodic benefit cost (1)	$ 13,267	7,897	7,414	1,160	1,015	852

(1) Net periodic pension benefit cost related to discontinued operations and included in the table above was $738 thousand, $525 thousand and $489 thousand for the years ended December 31, 2012, 2011 and 2010, respectively. Net periodic cost for the postretirement medical plan related to discontinued operations and included in the table above was $11 thousand, $18 thousand and $20 thousand for the years ended December 31, 2012, 2011 and 2010, respectively.

The estimated net loss, prior service cost and transition obligation for the Pension Plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2013 are $4.4 million, $555 thousand and $5 thousand, respectively. The estimated prior service cost for the postretirement medical plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2013 is $55 thousand.

	Pension Benefits			Other Postretirement Benefits		
	2012	2011	2010	2012	2011	2010
Weighted average assumptions used to determine net periodic benefit cost for the years ended December 31:						
Discount rate	4.99%	6.00%	6.25%	5.00%	6.00%	6.25%
Expected return on plan assets	7.75%	7.75%	7.75%		Not applicable	
Rate of compensation increase	4.04%	3.86%	3.86%		Not applicable	

We expect the following benefit payments to be paid, which reflect future service as appropriate:

	Pension Benefits	Other Postretirement Benefits
	(in thousands)	
2013	$ 7,985	304
2014	9,567	317
2015	8,022	349
2016	10,691	377
2017	10,147	402
2018 through 2022	60,647	2,961
	$ 107,059	4,710

Our policy with respect to funding the Pension Plan is to fund at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended, and not more than the maximum amount deductible for tax purposes. All contributions made to the Pension Plan for 2012, 2011 and 2010 were voluntary. Contributions are not expected to exceed $20 million for 2013. A contribution of $10 million was made to the Pension Plan in January 2013.

All Company contributions to other postretirement medical benefits are voluntary, as the postretirement medical plan is not funded and is not subject to any minimum regulatory funding requirements. The contributions for each year represent claims paid for medical expenses, and we anticipate making the 2013 expected contribution with cash generated from operations. Contributions by participants to the postretirement plan were $337 thousand, $359 thousand and $237 thousand for the years ended December 31, 2012, 2011 and 2010, respectively.

For measurement purposes, the initial health care cost trend rate was 9.01% for 2012, 9.51% for 2011 and 10% for 2010. The health care cost trend rate reflects anticipated increases in health care costs. The

initial assumed growth rate of 9.01% for 2012 is assumed to gradually decline over the next 15 years to a rate of 4.5%. The effect of a 1% annual increase in assumed cost trend rates would increase the December 31, 2012 accumulated postretirement benefit obligation by approximately $1.2 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 2012 by approximately $180 thousand. The effect of a 1% annual decrease in assumed cost trend rates would decrease the December 31, 2012 accumulated postretirement benefit obligation by approximately $985 thousand, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 2012 by approximately $150 thousand.

We also sponsor the Waddell & Reed Financial, Inc. Supplemental Executive Retirement Plan, as amended and restated (the "SERP"), a non-qualified deferred compensation plan covering eligible employees. The SERP provides certain benefits for Company officers that the Pension Plan is prevented from providing because of compensation and benefit limits in the Internal Revenue Code.

The SERP was adopted to supplement the annual pension paid to certain senior executive officers. Each calendar year, the Compensation Committee of the Board of Directors (the "Compensation Committee") credits participants' SERP accounts with (i) an amount equal to 4% of the executive's base salary, less the amount of the maximum employer matching contribution available under our 401(k) plan, and (ii) a non-formula award, if any, as determined by the Compensation Committee in its discretion. There were no discretionary awards made to participants during 2012, 2011 or 2010. Additionally, each calendar year, participants' accounts are credited (or charged) with an amount equal to the performance of certain hypothetical investment vehicles since the last preceding year. Upon a participant's separation, or at such other time based on a pre-existing election by a participant, benefits accumulated under the SERP are payable in installments or in a lump sum. As of December 31, 2012 and 2011, the aggregate liability to participants was $3.7 million.

At December 31, 2012, the accrued pension and postretirement liability recorded in the consolidated balance sheet was comprised of accrued pension costs of $50.3 million, a liability for postretirement benefits in the amount of $8.5 million and an accrued liability for SERP benefits of $3.7 million. The current portion of postretirement liability of $0.3 million is included in other current liabilities on the balance sheet. At December 31, 2011, the accrued pension and postretirement liability recorded on the balance sheet was comprised of accrued pension costs of $45.0 million, a liability for postretirement benefits in the amount of $7.8 million and an accrued liability for SERP benefits of $3.7 million. The current portion of postretirement liability of $0.3 million is included in other current liabilities on the balance sheet.

11. Employee Savings Plan

We sponsor a defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code to provide retirement benefits to substantially all of our employees following the completion of an eligibility period. As allowed under Section 401(k), the plan provides tax-deferred salary deductions for eligible employees. Our matching contributions to the plan for the years ended December 31, 2012, 2011 and 2010 were $4.7 million, $4.5 million and $4.1 million, respectively.

12. Stockholders' Equity

Earnings per Share

For the years ended December 31, 2012, 2011 and 2010, earnings per share from continuing operations were computed as follows:

	2012	2011	2010
	(in thousands, except per share amounts)		
Net income from continuing operations	$ 192,528	172,205	153,428
Weighted average shares outstanding — basic	85,726	85,783	85,618
Dilutive potential shares from stock options	2	10	29
Weighted average shares outstanding — diluted	85,728	85,793	85,647
Earnings per share from continuing operations, basic and diluted	$ 2.25	2.01	1.79

Anti-dilutive Securities

There were no anti-dilutive options for the year ended December 31, 2012. Options to purchase 16 thousand shares and 203 thousand shares of Class A common stock ("common stock") were excluded from the diluted earnings per share calculation for the years ended December 31, 2011 and 2010, respectively, because they were anti-dilutive.

Dividends

We declared dividends on our common stock of $2.03 per share, $0.85 per share and $0.77 per share for the years ended December 31, 2012, 2011 and 2010, respectively. The Board of Directors approved a special cash dividend on our common stock of $1.00 per share (included in the 2012 total above) that was paid on December 6, 2012, and an increase in the quarterly dividend on our common stock from $0.25 per share to $0.28 per share beginning with our fourth quarter 2012 dividend, paid on February 1, 2013. As of December 31, 2012 and 2011, other current liabilities included $24.0 million and $21.4 million, respectively, for dividends payable to stockholders.

Common Stock Repurchases

The Board of Directors has authorized the repurchase of our common stock in the open market and/or private purchases. The acquired shares may be used for corporate purposes, including shares issued to employees in our stock-based compensation programs. There were 1,536,968 shares, 1,951,331 shares and 2,043,545 shares repurchased in the open market or privately during the years ended December 31, 2012, 2011 and 2010, respectively, which includes 568,568 shares, 494,207 shares and 426,665 shares repurchased from employees who elected to tender shares to cover their minimum tax withholdings with respect to vesting of stock awards during the years ended December 31, 2012, 2011 and 2010, respectively.

13. Share-Based Compensation

The Company has three stock-based compensation plans: the Company 1998 Stock Incentive Plan, as amended and restated (the "SI Plan"), the Company 1998 Executive Stock Award Plan, as amended and

restated (the "ESA Plan") and the Company 1998 Non-Employee Director Stock Award Plan, as amended and restated (the "NED Plan") (collectively, the "Stock Plans").

The SI Plan allows us to grant equity compensation awards, including, among other awards, non-qualified stock options and nonvested stock as part of our overall compensation program to attract and retain key personnel and encourage a greater personal financial investment in the Company. All of the Stock Plans also allow us to grant non-qualified stock options and/or nonvested stock to promote the long-term growth of the Company. A maximum of 30.0 million shares of common stock are authorized for issuance under the SI Plan. A maximum of 3.75 million and 1.2 million shares of common stock are authorized for issuance under the ESA Plan and NED Plan, respectively. In total, 8,811,318 shares of common stock are available for issuance as of December 31, 2012 under these plans. In addition, we make incentive payments under the Company 2003 Executive Incentive Plan, as amended and restated (the "EIP") in the form of cash, stock options, nonvested stock or a combination thereof. Incentive awards paid under the EIP in the form of stock options or nonvested stock, or granted following the conversion of cash bonus amounts into stock options and/or nonvested stock, are issued out of shares reserved for issuance under the SI and ESA Plans. Generally, shares of common stock covered by terminated, surrendered or cancelled options, by forfeited nonvested stock, or by the forfeiture of other awards that do not result in issuance of shares of common stock are again available for awards under the plan from which they were terminated, surrendered, cancelled or forfeited.

Under our Stock Plans, the exercise price of a stock option is equal to the closing market price of Company common stock on the date of grant. The maximum term of non-qualified options granted under the SI Plan is ten years and two days and the options generally vest in 33⅓% increments on the second, third and fourth anniversaries of the grant date. The maximum term of non-qualified options granted under the ESA Plan and NED Plan is 11 years and the options generally vest 10% each year, beginning on the first anniversary of the grant date. Our Stock Plans include a Stock Option Restoration Program feature (the "SORP") that allows, on the first trading day of August, a holder to pay the exercise price on vested in-the-money options by surrendering common stock of the Company that has been owned for at least six months. This feature also permits a holder exercising an option to be granted new options in an amount equal to the number of common shares used to satisfy both the exercise price and withholding taxes due upon exercise. New options are granted with an expiration date equal to that of the original option and vest six months after the grant date. The SORP results in a net issuance of shares of common stock and fewer stock options outstanding. We receive a current income tax benefit for stock option exercises.

Nonvested stock awards are valued on the date of grant, have no purchase price and generally vest over four years in 33⅓% increments on the second, third and fourth anniversaries of the grant date. The Company also issues nonvested stock awards to our financial advisors (our sales force) who are independent contractors. These awards have the same terms as awards issued to employees; however, changes in the Company's share price result in variable compensation expense over the vesting period. Under the Stock Plans, nonvested shares are forfeited upon the termination of employment with or service to the Company, as applicable, or service on the Board of Directors, dependent upon the circumstances of termination. Except for restrictions placed on the transferability of nonvested stock, holders of nonvested stock have full stockholders' rights during the term of restriction, including voting rights and the rights to receive cash dividends.

(a) Stock Options

A summary of stock option activity and related information for the year ended December 31, 2012 is presented in the table below. All options outstanding expire in 2013.

	Options	Weighted average exercise price	Weighted average remaining contractual term (in years)
Outstanding at December 31, 2011	27,595	$ 28.64	0.62
Granted	—	—	
Exercised	(5,000)	21.09	
Terminated/Canceled	(16,224)	33.94	
Outstanding at December 31, 2012	6,371	$ 21.09	0.50
Exercisable at December 31, 2012	6,371	$ 21.09	0.50

The aggregate intrinsic value of outstanding options and exercisable options as of December 31, 2012 was $87 thousand. The total intrinsic value (on date of exercise) of options exercised during the years ended December 31, 2012, 2011 and 2010 was $72 thousand, $1.4 million and $2.0 million, respectively. The related income tax benefit recognized was $26 thousand, $0.5 million and $0.6 million for the years ended December 31, 2012, 2011 and 2010, respectively.

(b) Nonvested Stock

A summary of nonvested share activity and related fair value for the year ended December 31, 2012 follows:

	Nonvested Stock Shares	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2011	4,868,017	$ 31.52
Granted	1,739,775	33.43
Vested	(1,600,553)	27.89
Forfeited	(93,159)	33.69
Nonvested at December 31, 2012	4,914,080	$ 33.34

For the years ended December 31, 2012, 2011 and 2010, compensation expense for continuing operations related to nonvested stock totaled $48.7 million, $45.4 million and $39.1 million, respectively. For the years ended December 31, 2012, 2011, and 2010, compensation expense for discontinued operations related to nonvested stock totaled $1.2 million, $1.1 million and $1.2 million, respectively.

The related income tax benefit was $17.9 million, $16.7 million and $14.4 million for the years ended December 31, 2012, 2011 and 2010, respectively. These benefits will be recognized upon vesting and may increase or decrease depending on the fair value of the shares on the date of vesting. As of December 31, 2012, the remaining unamortized expense of $107.2 million is expected to be recognized over a weighted average period of 2.3 years.

The total fair value of shares vested (at vest date) during the years ended December 31, 2012, 2011 and 2010 was $53.5 million, $52.5 million and $46.5 million, respectively. The Company permits employees the right to tender a portion of their vested shares to the Company to satisfy the minimum tax withholding obligations of the Company with respect to vesting of the shares. During 2013, we expect to repurchase approximately 670 thousand shares from employees who elect to tender shares to cover their minimum tax withholdings.

14. Uniform Net Capital Rule Requirements

Two of our subsidiaries, Waddell & Reed, Inc. ("W&R") and Ivy Funds Distributor, Inc. ("IFDI") are registered broker/dealers and members of the Financial Industry Regulatory Authority. A third broker/dealer subsidiary, Legend Equities Corporation ("LEC"), was sold as part of the Legend transaction, effective January 1, 2013. Broker/dealers are subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15.0 to 1.0. The primary difference between net capital and stockholders' equity is the non-allowable assets that are excluded from net capital.

A broker/dealer may elect not to be subject to the Aggregate Indebtedness Standard of paragraph (a)(1)(i) of Rule 15c3-1, in which case net capital must exceed the greater of $250 thousand or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for broker/dealers. W&R made this election and thus is not subject to the aggregate indebtedness ratio as of December 31, 2012 or 2011.

Net capital and aggregated indebtedness information for our broker/dealer subsidiaries is presented in the following table as of December 31, 2012 and 2011:

	2012			2011		
	(in thousands)					
	W&R	LEC	IFDI	W&R	LEC	IFDI
Net capital	$ 24,690	782	19,681	34,524	1,654	45,579
Required capital	250	268	2,648	250	251	2,353
Excess of required capital	$ 24,440	514	17,033	34,274	1,403	43,226
Ratio of aggregate indebtedness to net capital	Not applicable	5.14 to 1.0	2.02 to 1.0	Not applicable	2.28 to 1.0	0.77 to 1.0

15. Rental Expense and Lease Commitments

We lease our home office buildings, certain sales and other office space and equipment under long-term operating leases. Rent expense was $21.9 million, $21.6 million and $21.5 million, for the years ended December 31, 2012, 2011 and 2010, respectively. Future minimum rental commitments under non-cancelable operating leases are as follows:

Year	Commitments
	(in thousands)
2013	$ 20,498
2014	16,749
2015	13,249
2016	10,164
2017	7,149
Thereafter	21,577
	$ 89,386

New leases are expected to be executed as existing leases expire. Thus, future minimum lease commitments are not expected to be materially different than those in 2012.

16. Related Party Transactions

We earn investment management fee revenues from the Funds for which we also act as an investment adviser, pursuant to an investment management agreement with each Fund. In addition, we have agreements with the Funds pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended, pursuant to which distribution and service fees are collected from the Funds for distribution of mutual fund shares, for costs such as advertising and commissions paid to broker/dealers, and for providing ongoing services to shareholders of the Funds and/or maintaining shareholder accounts. We also earn service fee revenues by providing various services to the Funds and their shareholders pursuant to a shareholder servicing agreement with each Fund (except the Ivy Funds VIP) and an accounting service agreement with each Fund. Certain of our officers and directors are also officers and/or trustees for the various Funds for which we act as an investment adviser. These agreements are approved or renewed on an annual basis by each Fund's board of trustees, including a majority of the disinterested members. Funds and separate accounts receivable includes amounts due from the Funds for aforementioned services.

17. Contingencies

The Company is involved from time to time in various legal proceedings, regulatory investigations and claims incident to the normal conduct of business, which may include proceedings that are specific to us and others generally applicable to business practices within the industries in which we operate. A substantial legal liability or a significant regulatory action against us could have an adverse effect on our business, financial condition and on the results of operations in a particular quarter or year.

The Company accrues an undiscounted liability for those contingencies where the incurrence of a loss is probable, and the amount can be reasonably estimated. These amounts are not reduced by amounts that may be recovered under insurance or claims against third parties, but undiscounted receivables from insurers or other third parties may be accrued separately. The Company regularly revises such accruals in

light of new information. For contingencies where an unfavorable outcome is reasonably possible and that are significant, the Company discloses the nature of the contingency and, where feasible, an estimate of the possible loss. For purposes of our litigation contingency disclosures, "significant" includes material matters as well as other items that management believes should be disclosed. Management judgment is required related to contingent liabilities and the outcome of litigation because both are difficult to predict.

Michael E. Taylor, Kenneth B. Young, individuals, on behalf of themselves individually and on behalf of others similarly situated v. Waddell & Reed, Inc., a Delaware Corporation; and DOES 1 through 10 inclusive; Case No. 09-CV-2909 DMS WVG; in the United States District Court for the Southern District of California.

In this action filed December 28, 2009, the Company was sued in an individual action, class action and Fair Labor Standards Act ("FLSA") nationwide collective action by two former advisors asserting misclassification of financial advisors as independent contractors instead of employees. Plaintiffs, on behalf of themselves and a purported class of Waddell & Reed, Inc. financial advisors, assert claims under the FLSA for minimum wages and overtime wages, and under California Labor Code Statutes for timely payment of wages, minimum wages, overtime compensation, meal periods, reimbursement of losses and business expenses and itemized wage statements and a claim for Unfair Business Practices under §17200 of the California Business & Professions Code. Plaintiffs seek declaratory and injunctive relief and monetary damages.

Plaintiffs moved for conditional collective action certification under the FLSA. The Company opposed this motion and additionally moved for summary judgment on Plaintiffs' individual FLSA claims. The Court issued an order on January 3, 2012 granting the Company's summary judgment motions, holding that Plaintiffs' individual FLSA claims fail as a matter of law, and denying Plaintiffs' motion for conditional collective action certification under the FLSA as moot. This ruling effectively removes all nationwide FLSA claims from the case.

Subsequently, the Company moved for summary judgment on Plaintiffs' individual California claims. The Court issued an order on August 20, 2012 granting the Company's summary judgment motions, holding that Plaintiffs' individual California claims fail as a matter of law. This order effectively dismissed Plaintiffs from the case, both individually and as putative class representatives.

However, in its August 20, 2012 order, the Court also granted Plaintiffs' motion to add a new individual and putative class representative to the action, effectively replacing the originally named Plaintiffs. The newly named Plaintiff continued to pursue the California claims referenced above on behalf of the putative class, as well as newly added representative derivative claims under the California Private Attorney General Act.

The Company moved for summary judgment, asking the Court to dismiss the newly named Plaintiff's individual claims. The arguments made in support of this request were the same as those that prevailed in the Taylor and Young motions for summary judgment. On February 1, 2013, the Court issued an order granting the Company's summary judgment motion. This ruling effectively dismisses all remaining claims in the case in their entirety, pending appeal. No appeal has yet been filed. The Company intends to continue to vigorously defend the matter at appeal, if any.

18. Selected Quarterly Information (Unaudited)

	Quarter			
	First	Second	Third	Fourth
	(in thousands)			
2012				
Total revenues	$ 287,871	289,686	293,365	302,883
Income from continuing operations	46,837	41,225	52,116	52,350
Income (loss) from discontinued operations	550	493	(43,590) (1)	971
Net income	$ 47,387	41,718	8,526	53,321
Net income per share, basic and diluted:				
Income from continuing operations	$ 0.55	0.48	0.61	0.61
Income (loss) from discontinued operations	—	—	(0.51)	0.01
Net income	$ 0.55	0.48	0.10	0.62

	Quarter			
	First	Second	Third	Fourth
	(in thousands)			
2011				
Total revenues	$ 278,435	291,195	280,341	272,561
Income from continuing operations	44,369	49,094	39,371	39,371
Income from discontinued operations	1,264	876	463	651
Net income	$ 45,633	49,970	39,834	40,022
Net income per share, basic and diluted:				
Income from continuing operations	$ 0.52	0.57	0.46	0.46
Income from discontinued operations	0.01	0.01	—	0.01
Net income	$ 0.53	0.58	0.46	0.47

(1) Includes a non-cash impairment charge of $42.4 million related to the sale of Legend.

WADDELL & REED FINANCIAL, INC.

Index to Exhibits

Exhibit No.	Exhibit Description
3.1	Restated Certificate of Incorporation of Waddell & Reed Financial, Inc. Filed as Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q, File No. 333-43687, for the quarter ended June 30, 2006 and incorporated herein by reference.
3.2	Amended and Restated Bylaws of Waddell & Reed Financial, Inc. Filed as Exhibit 3.1 to the Company's Current Report on Form 8-K, File No. 001-13913, filed February 25, 2011 and incorporated herein by reference.
4.1	Specimen of Class A Common Stock Certificate, par value $0.01 per share. Filed as Exhibit 4.1 to the Company's Registration Statement on Form S-1/A, File No. 333-43687, on February 27, 1998 and incorporated herein by reference.
4.2	Certificate of Designation, Preferences and Rights of Series B Junior Participating Preferred Stock of Waddell & Reed Financial, Inc., as filed on April 9, 2009 with the Secretary of State of the State of Delaware. Filed as Exhibit 4.1 to the Company's Current Report on Form 8-K, File No. 333-43687, on April 10, 2009 and incorporated herein by reference.
4.3	Rights Agreement, dated as of April 8, 2009, by and between Waddell & Reed Financial, Inc. and Computershare Trust Company, N.A., which includes the Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of the Company, as filed on April 9, 2009 with the Secretary of State of Delaware, as Exhibit A and the form of Rights Certificate as Exhibit B. Filed as Exhibit 4.2 to the Company's Current Report on Form 8-K, File No. 333-43687, on April 10, 2009 and incorporated herein by reference.
4.5	Form of Indenture to be used in connection with the Senior Debt Securities. Filed as Exhibit 4.4 to the Company's Form S-3ASR, File No. 333-179111, on January 20, 2012 and incorporated herein by reference.
10.1	General Agent Contract, dated as of October 20, 2000, by and among Nationwide Life Insurance Company, Nationwide Life and Annuity Insurance Company and Waddell & Reed, Inc. and its affiliated insurance companies. Filed as Exhibit 10.5 to the Company's Annual Report on Form 10-K, File No. 001-13913, for the year ended December 31, 2000 and incorporated herein by reference.
10.2	Administrative and Marketing Services Agreement, dated as of January 1, 2012, by and among Nationwide Life Insurance Company, Nationwide Life and Annuity Insurance Company and Waddell & Reed, Inc. and its affiliated insurance companies.
10.3	Fund Participation Agreement, dated as of December 1, 2000, by and among Nationwide Life Insurance Company and/or Nationwide Life and Annuity Insurance Company, Waddell & Reed Services Company and Waddell & Reed, Inc. Filed as Exhibit 10.6 to the Company's Annual Report on Form 10-K, File No. 001-13913, for the year ended December 31, 2000 and incorporated herein by reference.
10.4	Fund Participation Agreement, dated as of September 19, 2003, by and among Minnesota Life Insurance Company, Waddell & Reed, Inc. and Ivy Funds VIP. Filed as Exhibit 10.3 to the Company's Annual Report on Form 10-K, File No. 333-43687, for the year ended December 31, 2007 and incorporated herein by reference.

Exhibit No.	Exhibit Description
10.5	Variable Products Distribution Agreement, dated as of December 12, 2003, by and among Minnesota Life Insurance Company, Securian Financial Services, Inc. and Waddell & Reed, Inc. and its affiliated insurance companies. Filed as Exhibit 10.4 to the Company's Annual Report on Form 10-K, File No. 333-43687, for the year ended December 31, 2004 and incorporated herein by reference.
10.6	Waddell & Reed Financial, Inc. 1998 Stock Incentive Plan, as amended and restated. Filed as Exhibit 10.6 to the Company's Annual Report on Form 10-K, File No. 333-43687, for the year ended December 31, 2008 and incorporated herein by reference.*
10.7	Waddell & Reed Financial, Inc. 1998 Stock Incentive Plan, as amended and restated. Filed as Exhibit 10.7 to the Company's Annual Report on Form 10-K, File No. 001-13913, for the year ended December 31, 2011 and incorporated herein by reference.*
10.8	Waddell & Reed Financial, Inc. 1998 Executive Stock Award Plan, as amended and restated. Filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, File No. 333-43687, for the quarter ended September 30, 2005 and incorporated herein by reference.*
10.9	Waddell & Reed Financial, Inc. 1998 Executive Stock Award Plan, as amended and restated. Filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, File No. 001-13913, for the quarter ended September 30, 2012 and incorporated herein by reference.*
10.10	Waddell & Reed Financial, Inc. 1998 Non-Employee Director Stock Award Plan, as amended and restated. Filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q, File No. 333-43687, for the quarter ended September 30, 2005 and incorporated herein by reference.*
10.11	Waddell & Reed Financial, Inc. 1998 Non-Employee Director Stock Award Plan, as amended and restated. Filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, File No. 001-13913, for the quarter ended September 30, 2012 and incorporated herein by reference.*
10.12	Credit Agreement, dated August 31, 2010, by and among Waddell & Reed Financial, Inc., the lenders party thereto, Bank of America, N.A. as Administrative Agent, Bank of America Securities LLC as Lead Arranger and Book Manager, UMB Bank, N.A. and The Bank of Nova Scotia as Co-Syndication Agents, and Citibank, N.A. and Wells Fargo Bank, N.A. as Co-Documentation Agents. Filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, File No. 001-13913, on September 7, 2010 and incorporated herein by reference.
10.13	Note Purchase Agreement, dated August 31, 2010, by and among Waddell & Reed Financial, Inc. and the purchasers party thereto. Filed as Exhibit 10.2 to the Company's Current Report on Form 8-K, File No. 001-13913, on September 7, 2010 and incorporated herein by reference.
10.14	Fixed Rate Promissory Note for Multiple Loans, dated as of August 15, 2000, by and between Waddell & Reed Financial, Inc. and Chase Manhattan Bank. Filed as Exhibit 10.15 to the Company's Annual Report on Form 10-K, File No. 001-13913, for the year ended December 31, 2000 and incorporated herein by reference.
10.15	Waddell & Reed Financial, Inc. Supplemental Executive Retirement Plan, as amended and restated. Filed as Exhibit 10.11 to the Company's Annual Report on Form 10-K, File No. 333-43687, for the year ended December 31, 2008 and incorporated herein by reference.*

Exhibit No.	Exhibit Description
10.16	Waddell & Reed Financial, Inc. 2003 Executive Incentive Plan, as amended and restated. Filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, File No. 333-43687, on April 11, 2008 and incorporated herein by reference.*
10.17	Investment Management Agreement, dated January 30, 2009, by and between the Advisors Funds and Waddell & Reed Investment Management Company. Filed as Exhibit 10.21 to the Company's Annual Report on Form 10-K, File No. 001-13913, for the year ended December 31, 2009 and incorporated herein by reference.
10.18	Investment Management Agreement, dated April 10, 2009, by and between Ivy Funds VIP and Waddell & Reed Investment Management Company. Filed as Exhibit 10.26 to the Company's Annual Report on Form 10-K, File No. 001-13913, for the year ended December 31, 2009 and incorporated herein by reference.
10.19	Investment Management Agreement, dated April 10, 2009, by and between Ivy Funds VIP and Waddell & Reed Investment Management Company. Filed as Exhibit 10.27 to the Company's Annual Report on Form 10-K, File No. 001-13913, for the year ended December 31, 2009 and incorporated herein by reference.
10.20	Investment Management Agreement, dated November 13, 2008, by and between Ivy Funds and Ivy Investment Management Company. Filed as Exhibit 10.18 to the Company's Annual Report on Form 10-K, File No. 001-13913, for the year ended December 31, 2011 and incorporated herein by reference.
10.21	Investment Management Agreement, dated April 30, 2009, by and between Waddell & Reed InvestEd Portfolios and Waddell & Reed Investment Management Company.
10.22	Administrative Agreement, dated as of March 9, 2001, by and among W&R Insurance Agency, Inc., Waddell & Reed, Inc., BISYS Insurance Services, Inc. and Underwriters Equity Corp. Filed as Exhibit 10.28 to the Company's Annual Report on Form 10-K, File No. 333-43687, for the year ended December 31, 2001 and incorporated herein by reference.
10.23	Consulting Agreement, dated May 25, 2005, by and between Waddell & Reed Financial, Inc. and Keith A. Tucker. Filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, File No. 333-43687, on May 27, 2005 and incorporated herein by reference.
10.24	Form of Change in Control Employment Agreement, dated December 14, 2001, by and between Henry J. Herrmann and Waddell & Reed Financial, Inc. Filed as Exhibit 10.30 to the Company's Annual Report on Form 10-K, File No. 333-43687, for the year ended December 31, 2001 and incorporated herein by reference.*
10.25	First Amendment to Change in Control Employment Agreement, dated December 17, 2008, by and between Henry J. Herrmann and Waddell & Reed Financial, Inc. Filed as Exhibit 10.26 to the Company's Annual Report on Form 10-K, File No. 333-43687, for the year ended December 31, 2008 and incorporated herein by reference.*
10.26	Second Amendment to Change in Control Employment Agreement, dated December 17, 2009, by and between Henry J. Herrmann and Waddell & Reed Financial, Inc. Filed as Exhibit 10.52 to the Company's Annual Report on Form 10-K, File No. 001-13913, for the year ended December 31, 2009 and incorporated herein by reference.*

Exhibit No.	Exhibit Description
10.27	Form of Restricted Stock Award Agreement for awards pursuant to the Waddell & Reed Financial, Inc. 1998 Stock Incentive Plan, as amended and restated. Filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, File No. 333-43687, for the quarter ended September 30, 2007 and incorporated herein by reference.*
10.28	Form of Restricted Stock Award Agreement for awards pursuant to the Waddell & Reed Financial, Inc. 1998 Stock Incentive Plan, as amended and restated. Filed as Exhibit 10.29 to the Company's Annual Report on Form 10-K, File No. 333-43687, for the year ended December 31, 2008 and incorporated herein by reference.*
10.29	Form of Restricted Stock Award Agreement for awards pursuant to the Waddell & Reed Financial, Inc. 1998 Stock Incentive Plan, as amended and restated. Filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, File No. 001-13913, for the quarter ended March 31, 2009 and incorporated herein by reference.*
10.30	Form of Restricted Stock Award Agreement for awards pursuant to the Waddell & Reed Financial, Inc. 1998 Stock Incentive Plan, as amended and restated. Filed as Exhibit 10.28 to the Company's Annual Report on Form 10-K, File No. 001-13913, for the year ended December 31, 2011 and incorporated herein by reference.*
10.31	Form of Restricted Stock Award Agreement for awards to Non-Employee Directors pursuant to the Waddell & Reed Financial, Inc. 1998 Stock Incentive Plan, as amended and restated. Filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, File No. 333-43687, for the quarter ended September 30, 2007 and incorporated herein by reference.*
10.32	Form of Restricted Stock Award Agreement for awards pursuant to the Waddell & Reed Financial, Inc. 1998 Executive Stock Award Plan, as amended and restated. Filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q, File No. 001-13913, for the quarter ended September 30, 2012 and incorporated herein by reference.*
10.33	Form of Restricted Stock Award Agreement for awards pursuant to the Waddell & Reed Financial, Inc. 1998 Non-Employee Director Stock Award Plan, as amended and restated. Filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q, File No. 333-43687, for the quarter ended September 30, 2007 and incorporated herein by reference.*
10.34	Form of Restricted Stock Award Agreement for awards pursuant to the Waddell & Reed Financial, Inc. 1998 Non-Employee Director Stock Award Plan, as amended and restated. Filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q, File No. 001-13913, for the quarter ended September 30, 2012 and incorporated herein by reference.*
10.35	Portfolio Managers Revenue Sharing Plan for Flow Accounts. Filed as Exhibit 10.64 to the Company's Annual Report on Form 10-K, File No. 001-13913, for the year ended December 31, 2010 and incorporated herein by reference.*
10.36	Portfolio Managers Revenue Sharing Schedule. Filed as Exhibit 10.65 to the Company's Annual Report on Form 10-K, File No. 001-13913, for the year ended December 31, 2010 and incorporated herein by reference.*
10.37	Portfolio Managers Revenue Sharing Schedule—Large Cap Growth. Filed as Exhibit 10.36 to the Company's Annual Report on Form 10-K, File No. 001-13913, for the year ended December 31, 2011 and incorporated herein by reference.*

Exhibit No.	Exhibit Description
10.38	Form of Indemnification Agreement. Filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, File No. 001-13913, on November 16, 2009 and incorporated herein by reference.*
10.39	2012 Performance Goals established pursuant to the Waddell & Reed Financial, Inc. 2003 Executive Incentive Plan, as amended and restated. Filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, File No. 001-13913, on February 16, 2012 and incorporated herein by reference.*
10.40	2013 Performance Goals established pursuant to the Waddell & Reed Financial, Inc. 2003 Executive Incentive Plan, as amended and restated. Filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, File No. 001-13913, on February 19, 2013 and incorporated herein by reference.*
10.41	Offer of Settlement. Filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, File No. 333-43687, on July 24, 2006 and incorporated herein by reference.
10.42	Assurance of Discontinuance. Filed as Exhibit 10.2 to the Company's Current Report on Form 8-K, File No. 333-43687, on July 24, 2006 and incorporated herein by reference.
10.43	Stipulation for Consent Order. Filed as Exhibit 10.3 to the Company's Current Report on Form 8-K, File No. 333-43687, on July 24, 2006 and incorporated herein by reference.
11	Statement regarding computation of per share earnings
12	Statement re computation of ratios of earnings to fixed charges
21	Subsidiaries of Waddell & Reed Financial, Inc.
23	Consent of KPMG LLP
31.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer
31.2	Rule 13a-14(a)/15d-14(a) Certification of the Chief Financial Officer
32.1	Section 1350 Certification of the Chief Executive Officer
32.2	Section 1350 Certification of the Chief Financial Officer
101	Materials from the Waddell & Reed Financial, Inc. Annual Report on Form 10-K for the year ended December 31, 2012, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income, (iii) Consolidated Statements of Comprehensive Income, (iv) Consolidated Statements of Stockholders' Equity, (v) Consolidated Statements of Cash Flows, and (vi) related Notes to the Consolidated Financial Statements, tagged in detail.

* Indicates management contract or compensatory plan, contract or arrangement.

CORPORATE INFORMATION

Annual Meeting of Stockholders
April 17, 2013, 10:00 a.m.
Corporate Headquarters

Corporate Headquarters
Waddell & Reed Financial, Inc.
6300 Lamar Avenue
Overland Park, KS 66202

Stock Exchange Listings
Class A Common Stock
New York Stock Exchange Symbol: WDR

Transfer Agent and Registrar
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
Toll Free Number: 877.498.8861
Hearing Impaired: 800.952.9245
www.computershare.com

Independent Auditors
KPMG LLP
1000 Walnut, Suite 1000
Kansas City, MO 64106

Stockholder Inquiries
For general information regarding your Waddell & Reed Financial, Inc. stock, call 800.532.2757 or visit our Web site at www.waddell.com. For stock transfers, call 877.498.8861.

Mutual Fund Information
For information regarding our mutual funds, please call 888.WADDELL or visit www.waddell.com or www.ivyfunds.com.

Institutional Marketing Information
For information regarding institutional marketing, please call 877.887.0867 or visit www.institutional.waddell.com

Questions about corporate information can be directed to the attention of:
Nicole McIntosh-Russell
Vice President – Investor Relations
913.236.1880
nrussell@waddell.com

Dividend Reinvestment
Waddell & Reed Financial, Inc. maintains a dividend reinvestment plan for all holders of its common stock. Under the plan, stockholders may reinvest all or part of their dividends in additional shares of common stock. Participation is entirely voluntary. More information on the plan can be obtained from our Transfer Agent.

Stockholder and Analyst Resources
We believe that in today's digital world, the Internet allows us to disseminate our corporate information much more quickly and efficiently. In addition to the standard information typically found on corporate Web sites, such as general, corporate and stock information, access to archived press releases and SEC filings, and answers to frequently asked questions, we supply our stockholders and analysts with timely supplemental data including quarterly corporate presentations, access to live and archived Web casts, data tables and more. If you elect to request information alerts, we will send you an e-mail when new information is posted to our corporate Web site.

CREATING OPPORTUNITY

CONTINUED GROWTH



6300 Lamar Avenue
Overland Park, KS 66202
800.532.2757

www.waddell.com

ANN-CORP-2012 (02/13)



SEC
Mail Processing
Section

MAR 08 2013

Washington DC
401

February 27, 2013

To the Stockholders of
Waddell & Reed Financial, Inc.:

Waddell & Reed Financial, Inc.'s 2013 Annual Meeting of Stockholders will be held in the William T. Morgan Auditorium at the principal executive offices of the Company, 6300 Lamar Avenue, Overland Park, Kansas 66202 at 10:00 a.m., local time, on Wednesday, April 17, 2013.

At the annual meeting, we will ask you to (1) elect Henry J. Herrmann and James M. Raines, who have been nominated by the Board, as Class III directors, (2) consider and vote upon an advisory vote to approve executive compensation, (3) ratify the appointment of KPMG LLP as our independent registered public accounting firm for the 2013 fiscal year, and (4) transact such other business as may properly come before the annual meeting or any adjournments or postponements thereof. The accompanying formal notice and Proxy Statement further discuss the matters that will be presented for a stockholder vote.

We have also enclosed our 2012 Annual Report, which is not a part of the proxy soliciting materials. If you have any questions or comments about the matters discussed in the Proxy Statement or about the operations of the Company, we will be pleased to hear from you. It is important that your shares be voted at the annual meeting. If you are unable to attend the annual meeting in person and wish to have your shares voted, you may vote by telephone, Internet or by filling in, signing and dating the enclosed proxy and returning it in the accompanying envelope as promptly as possible.

We hope that you will take this opportunity to meet with us to discuss the results and operations of the Company for the 2012 fiscal year.

Sincerely,

Henry J. Herrmann
Chairman of the Board and
Chief Executive Officer

WADDELL AND REED FINANCIAL, INC.
6300 Lamar Avenue
Overland Park, Kansas 66202
(913) 236-2000

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held on April 17, 2013

To the Stockholders of
Waddell & Reed Financial, Inc.:

I am pleased to give you notice that the 2013 Annual Meeting of Stockholders of Waddell & Reed Financial, Inc. (the "Company") will be held in the William T. Morgan Auditorium at the principal executive offices of the Company, 6300 Lamar Avenue, Overland Park, Kansas 66202 on Wednesday, April 17, 2013, at 10:00 a.m., local time.

At the annual meeting, you will be asked to:

1. Elect Henry J. Herrmann and James M. Raines, who have been nominated by the Board, as Class III directors to hold office until the 2016 Annual Meeting of Stockholders or until their respective successors are duly elected and qualified.
2. Consider and vote upon an advisory vote to approve executive compensation.
3. Ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013.
4. Transact such other business as may properly come before the annual meeting or any adjournments or postponements thereof.

These matters are more fully discussed in the accompanying Proxy Statement.

The Board of Directors has fixed Wednesday, February 20, 2013, at the close of business, as the record date for the determination of stockholders entitled to notice of, and to vote at, the annual meeting.

All stockholders are cordially invited to attend the annual meeting in person. However, if you are unable to attend in person and wish to have your shares voted, **YOU MAY VOTE BY TELEPHONE, INTERNET OR BY FILLING IN, SIGNING AND DATING THE ENCLOSED PROXY CARD OR VOTING INSTRUCTION FORM AND RETURNING IT IN THE ACCOMPANYING ENVELOPE AS PROMPTLY AS POSSIBLE**. Regardless of how you deliver your proxy, you may revoke your proxy before it is voted by timely submitting to the Secretary of the Company a written revocation or a proxy bearing a later date, or by attending the annual meeting and giving verbal notice of your intention to vote in person.

The annual meeting for which this notice is given may be adjourned or postponed from time to time without further notice other than announcement at the annual meeting or any adjournments or postponements thereof.

BY ORDER OF THE BOARD OF DIRECTORS



Wendy J. Hills
Vice President, Secretary & Associate General Counsel

The accompanying Proxy Statement is dated February 27, 2013 and is first being mailed to stockholders on or about March 8, 2013.

WADDELL & REED FINANCIAL, INC.

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation of proxies by Waddell & Reed Financial, Inc. (the "Company"), on behalf of its Board of Directors (the "Board"), for the 2013 Annual Meeting of Stockholders. This Proxy Statement is dated February 27, 2013 and, together with the related proxy card, is being mailed to stockholders on or about March 8, 2013.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

When And Where Is The Annual Meeting?

The annual meeting will be held in the William T. Morgan Auditorium at the Company's principal executive offices located at 6300 Lamar Avenue, Overland Park, Kansas 66202 at 10:00 a.m., local time, on Wednesday, April 17, 2013.

What Matters Will Be Voted Upon At The Annual Meeting?

At the annual meeting you will be asked to:

- Elect the nominees Henry J. Herrmann and James M. Raines as Class III directors to hold office for a term of three years, expiring at the close of the Annual Meeting of Stockholders in 2016.
- Consider and vote upon an advisory vote to approve executive compensation.
- Ratify the appointment of KPMG LLP ("KPMG") as the Company's independent registered public accounting firm for the 2013 fiscal year.
- Transact such other business as may properly come before the annual meeting or any adjournments or postponements thereof.

What Constitutes A Quorum?

The presence, either in person or by proxy, of the holders of at least a majority of the voting power of our issued and outstanding shares of Class A common stock is required to constitute a quorum for the transaction of business at the annual meeting. Abstentions and broker non-votes, which are described in more detail below, are counted as shares present at the annual meeting for purposes of determining whether a quorum exists.

Who Is Entitled To Vote?

Only stockholders of record of the Company's Class A common stock at the close of business on Wednesday, February 20, 2013, which is the "record date," are entitled to notice of, and to vote at, the annual meeting. Shares that may be voted include shares that are held (1) directly by the stockholder of record, and (2) beneficially through a broker, bank or other nominee. Each share of our Class A common stock is entitled to one vote on each matter submitted for a vote at the annual meeting.

As of the record date, there were approximately 85,596,463 shares of our Class A common stock issued and outstanding and entitled to be voted at the annual meeting.

What Is The Difference Between Holding Shares As A "Registered Owner" And As A "Beneficial Owner"?

Most of the Company's stockholders hold their shares through a broker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between registered shares and those owned beneficially:

- Registered Owners – If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are the stockholder of record. As the stockholder of record, you have the right to grant your voting proxy directly to the Company or to vote in person at the annual meeting.
- Beneficial Owners – If your shares are held in a brokerage account, bank or by another nominee, you are the "beneficial owner" of shares held in street name. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote or to vote in person at the annual meeting. However, since you are not a stockholder of record, you may not vote these shares in person at the annual meeting unless you obtain a "legal proxy" from your broker, bank or other nominee (who is the stockholder of record), giving you the right to vote the shares.

What Stockholder Approval Is Necessary For Approval Of The Proposals?

- Election of Directors

The election of directors requires the affirmative vote of a plurality of the shares of our Class A common stock cast at the annual meeting. This means that the two Class III director nominees receiving the most votes will be elected. For purposes of this vote, a vote to abstain or withholding your vote (or a direction to a broker or other nominee to do so) and a broker non-vote (as described below) are both not counted as votes cast, and therefore, will have no effect on the outcome of the election of directors.

Under our Director Resignation Policy, any nominee for director in an uncontested election who receives a greater number of "withheld" votes than "for" votes is required to tender his or her resignation for consideration by the Board. For more detail on this policy, see "Corporate Governance" below.

- Advisory Vote on Executive Compensation

The advisory vote to approve executive compensation requires the affirmative vote of a majority of the shares of our Class A common stock cast at the annual meeting. For purposes of this vote, a vote to abstain (or a direction to a broker or other nominee to do so) and a broker non-vote (as described below) are both not counted as a vote cast, and therefore, will have no effect on this vote. This vote is advisory and non-binding on the Board, the Compensation Committee and the Company.

- Ratification of the Appointment of the Company's Independent Registered Public Accounting Firm

The ratification of the Audit Committee's appointment of KPMG as the Company's independent registered public accounting firm requires the affirmative vote of a majority of the shares of our Class A common stock cast at the annual meeting. For purposes of this vote, a vote to abstain (or a direction to a broker or other nominee to do so) is not counted as a vote cast, and therefore, will have no effect on this vote. Stockholder ratification is not required for the appointment of KPMG because the Audit Committee has the responsibility of appointing the Company's independent registered public accounting firm. However, we are submitting the proposal to solicit the opinion of our stockholders.

As of the record date, directors and executive officers of the Company beneficially owned (excluding currently exercisable options) an aggregate of approximately 3,371,657 shares of Class A common stock representing 3.9% of our Class A common stock issued and outstanding, and therefore, 3.9% of the voting power entitled to vote at the annual meeting. The Company believes that its directors and executive officers currently intend to vote their shares (1) **FOR** the election of Henry J. Herrmann and James M. Raines as Class III directors, (2) **FOR** the approval, on an advisory basis, of the compensation paid to our

named executive officers, as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K, and (3) **FOR** the ratification of KPMG as the Company's independent registered public accounting firm for the 2013 fiscal year.

May I Vote My Shares In Person At The Annual Meeting?

If you are the registered owner of shares, you have the right to vote these shares in person at the annual meeting.

If you are the beneficial owner of shares, you may vote these shares in person at the annual meeting if you have requested and received a legal proxy from your broker, bank or other nominee (the stockholder of record) giving you the right to vote the shares at the annual meeting, complete such legal proxy and present it to the Company at the annual meeting.

Even if you plan to attend the annual meeting, we recommend that you submit your proxy card or voting instructions so that your vote will be counted if you later decide not to attend the annual meeting.

How Can I Vote My Shares Without Attending The Annual Meeting?

If you are the registered owner of shares, you may instruct the named proxy holders on how to vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage pre-paid envelope provided with this Proxy Statement, or by using the Internet voting site or the toll-free telephone number listed on the proxy card. Specific instructions for using the Internet and telephone voting systems are on the proxy card. The Internet and telephone voting systems will be available until 11:59 p.m. Central Daylight Time, on Tuesday, April 16, 2013 (the day before the annual meeting).

If you are the beneficial owner of shares held in street name, you may instruct your broker, bank or other nominee on how to vote your shares. Your nominee has enclosed with this Proxy Statement a voting instruction card for you to use in directing your nominee on how to vote your shares. The instructions from your nominee will indicate if Internet or telephone voting is available and, if so, will provide details regarding how to use those systems.

If My Shares Are Held In "Street Name," Will My Broker, Bank Or Other Nominee Vote My Shares For Me?

Brokers, banks and other nominees who do not have instructions from their "street name" customers may not use their discretion in voting their customers' shares on "non-routine" matters. The proposal to elect Henry J. Herrmann and James M. Raines as Class III directors and the advisory vote to approve executive compensation are non-routine matters and, therefore, shares of our Class A common stock held in "street name" will not be voted with respect to these proposals without voting instructions from the beneficial owners. However, the proposal to ratify the appointment of KPMG as the Company's independent registered public accounting firm is considered a routine matter and, therefore, if beneficial owners fail to give voting instructions, nominees will have discretionary authority to vote shares of our Class A common stock with respect to this proposal. You should follow the instructions provided by your nominee in directing your nominee on how to vote your shares.

What Is A Broker Non-Vote?

Generally, a "broker non-vote" occurs when a broker, bank or other nominee that holds shares in "street name" for customers is precluded from exercising voting discretion on a particular proposal because (1) the beneficial owner has not instructed the nominee how to vote, and (2) the nominee lacks discretionary voting power to vote such shares. Under NYSE rules, a nominee does not have discretionary voting power with respect to the approval of "non-routine" matters absent specific voting instructions from the beneficial owners of such shares.

The proposal to elect Henry J. Herrmann and James M. Raines as Class III directors and the advisory vote to approve executive compensation are "non-routine" matters. If you are the beneficial owner of shares of the Company's Class A common stock, your nominee will send you directions on how you can instruct them to vote. If you do not provide voting instructions, your nominee will not vote your shares on these proposals.

How Will My Proxy Be Voted?

Shares represented by a properly executed proxy (in paper form, by Internet or by telephone) that is timely received, and not subsequently revoked, will be voted at the annual meeting or any adjournments or postponements thereof in the manner directed on the proxy. Henry J. Herrmann and Alan W. Kosloff are named as proxy holders in the proxy form and have been designated by the Board to represent you and vote your shares at the annual meeting. All shares represented by a properly executed proxy on which no choice is specified will be voted (1) **FOR** the election of Henry J. Herrmann and James M. Raines as Class III directors, (2) **FOR** the approval, on an advisory basis, of the compensation paid to our named executive officers, as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K, (3) **FOR** the ratification of the appointment of KPMG as the Company's independent registered public accounting firm for the 2013 fiscal year, and (4) in accordance with the proxy holders' best judgment as to any other business that properly comes before the annual meeting.

This Proxy Statement is considered to be voting instructions for the trustees of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan, the Torchmark Corporation Savings and Investment Plan, and the Liberty National Life Insurance Company 401(k) Plan for our Class A common stock allocated to individual accounts under those plans. If account information is the same, participants in the plan (who are also stockholders of record) will receive a single proxy representing all of their shares. If a plan participant does not submit a proxy to us, the trustees of the plan in which shares are allocated to his or her individual account will vote such shares in the same proportion as the total shares in such plan for which directions have been received.

May I Revoke My Proxy and Change My Vote?

Yes. You may revoke your proxy and change your vote prior to the vote at the annual meeting.

If you are the registered owner of shares, you may revoke your proxy and change your vote with respect to those shares by (1) timely submitting a later-dated proxy, a later-dated vote by telephone or later-dated vote via the Internet (which automatically revokes the earlier proxy), (2) giving timely notice of your changed vote to us in writing mailed to the attention of Wendy J. Hills, Secretary, at our executive offices, or (3) attending the annual meeting and giving verbal notice of your intention to vote in person.

If you are the beneficial owner of shares held in street name, you may revoke your proxy and change your vote with respect to those shares (1) by submitting new voting instructions to your broker, bank or other nominee in accordance with their voting instructions, or (2) if you have obtained a legal proxy from your nominee giving you the right to vote your shares, by attending the meeting, presenting the completed proxy to the Company and voting in person.

You should be aware that simply attending the annual meeting will not in and of itself constitute a revocation of your proxy.

Who Will Count The Votes?

Our transfer agent, Computershare Trust Company, N.A., will tabulate and certify the votes. A representative of the transfer agent will serve as the inspector of election.

Who Will Pay The Costs of Soliciting Proxies?

The costs of soliciting proxies pursuant to this Proxy Statement will be borne by the Company. Proxies will be solicited initially by mail. Further solicitation may be made in person or by telephone, electronic mail or facsimile. The Company will bear the expense of preparing, printing and mailing this Proxy Statement and accompanying materials to our stockholders. Upon request, the Company will reimburse brokers, banks or other nominees for reasonable expenses incurred in forwarding copies of the proxy materials relating to the annual meeting to the beneficial owners of our Class A common stock.

The Company has retained Georgeson Inc., an independent proxy solicitation firm ("Georgeson"), to assist in soliciting proxies from stockholders. Georgeson will receive a fee of approximately $10,000 as compensation for its services and will be reimbursed for its out-of-pocket expenses. The Company has agreed to indemnify Georgeson against certain liabilities arising under the federal securities laws.

What Other Business Will Be Presented at the Annual Meeting?

As of the date of this Proxy Statement, the Board knows of no other business that may properly be, or is likely to be, brought before the annual meeting. If any other matters should arise at the annual meeting, the persons named as proxy holders, Henry J. Herrmann and Alan W. Kosloff, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If, for any unforeseen reason, any of the Class III director nominees are not available to serve as a director, the named proxy holders will vote your proxy for such other director candidate or candidates as may be nominated by the Board.

What Are The Deadlines To Nominate Directors or to Propose Other Business For Consideration at the 2014 Annual Meeting of Stockholders?

- Stockholder Proposals to be Considered for Inclusion in the Company's Proxy Materials

In order for a stockholder proposal to be eligible to be included in the Company's proxy statement and proxy card for the 2014 Annual Meeting of Stockholders, the proposal must (1) be received by the Company at its principal executive offices, 6300 Lamar Avenue, Overland Park, Kansas 66202, Attn: Secretary, on or before November 8, 2013, and (2) concern a matter that may be properly considered and acted upon at the annual meeting in accordance with applicable laws, regulations and the Company's Bylaws and policies, and must otherwise comply with Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

- Director Nominations and Other Business to be Brought Before the 2014 Annual Meeting of Stockholders

Notice of any director nomination or the proposal of other business that you intend to present at the 2014 Annual Meeting of Stockholders, but do not intend to have included in the Company's proxy statement and form of proxy relating to the 2014 Annual Meeting of Stockholders, must be received by the Company at its principal executive offices, 6300 Lamar Avenue, Overland Park, Kansas 66202, Attn: Secretary, not earlier than the close of business on December 18, 2013 and not later than the close of business on January 7, 2014. In the event that the date of the 2014 Annual Meeting of Stockholders is more than 30 days before or more than 60 days after the anniversary date of the 2013 Annual Meeting of Stockholders, the notice must be delivered to the Company not earlier than the 120th day prior to the 2014 Annual Meeting of Stockholders and not later than the later of the 100th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such annual meeting is first made by the Company. In addition, your notice must include the information required by the Company's Bylaws with respect to each director nomination or proposal of other business that you intend to present at the 2014 Annual Meeting of Stockholders.

Where Can I Find The Voting Results Of the Annual Meeting?

The Company will publish final voting results of the annual meeting in a Current Report on Form 8-K within four business days after the annual meeting.

What Should I Do If I Receive More Than One Set Of Voting Materials?

You may receive more than one set of voting materials, including multiple copies of this Proxy Statement and multiple proxy or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account. If you are a registered owner and your shares are registered in more than one name, you will receive more than one proxy card. Please vote each proxy and voting instruction card that you receive.

What Is Householding?

In an effort to reduce printing costs and postage fees, the Company has adopted a practice approved by the Securities and Exchange Commission (the "SEC") called "householding." Under this practice, certain stockholders who have the same address and last name will receive only one copy of this Proxy Statement and the Company's Annual Report on Form 10-K, unless one or more of these stockholders notifies the Company that he or she wishes to continue receiving individual copies. Stockholders who participate in householding will continue to receive separate proxy cards.

If you share an address with another stockholder and received only one copy of this Proxy Statement and the Company's Annual Report on Form 10-K, and would like to request a separate copy of these materials, or you do not wish to participate in householding in the future, please (1) mail such request to Waddell & Reed Financial, Inc. Attn: Investor Relations Department, 6300 Lamar Avenue, Overland Park, Kansas 66202, or (2) contact our Investor Relations Department toll-free at (800) 532-2757. The Company will promptly deliver a separate copy of this Proxy Statement and the Company's Annual Report on Form 10-K upon receipt of such request. Similarly, stockholders sharing an address that are receiving multiple copies of the Company's proxy materials may request that they receive a single copy of those materials in the future by contacting the Company at the address and phone number above.

What Do I Need To Do Now?

First, read this Proxy Statement carefully. Then, if you are a registered owner, you should, as soon as possible, submit your proxy by either executing and returning the proxy card or by voting electronically via the Internet or by telephone. If you are the beneficial owner of shares held in street name, then you should follow the voting instructions of your broker, bank or other nominee. Your shares will be voted in accordance with the directions you specify. If you submit an executed proxy card to the Company, but fail to specify voting directions, your shares will be voted (1) **FOR** the approval of the director nominees, (2) **FOR** the approval, on an advisory basis, of the compensation paid to our named executive officers, as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K, and (3) **FOR** the ratification of KPMG as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013.

Who Can Help Answer My Questions?

If you have questions concerning a proposal or the annual meeting, if you would like additional copies of this Proxy Statement or our 2012 Annual Report, or if you need special assistance at the annual meeting, please call our Investor Relations office toll free at (800) 532-2757. In addition, information regarding the annual meeting is available via the Internet at our website *www.waddell.com*.

YOU SHOULD CAREFULLY READ THIS PROXY STATEMENT IN ITS ENTIRETY. The summary information provided above in "question and answer" format is for your convenience only and is merely a brief description of material information contained in this Proxy Statement.

YOUR VOTE IS IMPORTANT. IF YOU ARE A REGISTERED OWNER, YOU MAY VOTE BY TELEPHONE, INTERNET OR BY FILLING IN, SIGNING AND DATING THE ENCLOSED PROXY CARD AND RETURNING IT IN THE ACCOMPANYING ENVELOPE AS PROMPTLY AS POSSIBLE. IF YOU ARE A BENEFICIAL OWNER, PLEASE FOLLOW THE VOTING INSTRUCTIONS OF YOUR BROKER, BANK OR OTHER NOMINEE PROVIDED WITH THIS PROXY STATEMENT AS PROMPTLY AS POSSIBLE.

PROPOSALS TO BE VOTED ON AT THE ANNUAL MEETING

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board nominates Henry J. Herrmann and James M. Raines as Class III directors, to hold office for a term of three years, expiring at the close of the 2016 Annual Meeting of Stockholders or until their successors are elected and qualified, or their earlier resignation or removal. The Nominating and Corporate Governance Committee (the "Corporate Governance Committee"), which is comprised of non-management directors, recommended Messrs. Herrmann and Raines as a nominee for director. All of these nominees are current directors of the Company, and each nominee has agreed to be named in this Proxy Statement and to serve as a director of the Company if elected. The Board believes these incumbent directors standing for re-election are well qualified and experienced to direct and oversee the Company's operations and business affairs and will represent the interests of the stockholders as a whole. Biographical information on each of these nominees is included below in "Directors and Executive Officers."

If any director nominee becomes unavailable for election, which is not anticipated, the named proxy holders will vote for the election of such other person or persons as the Board may nominate, unless the Board resolves to reduce the number of Class III directors to serve on the Board and thereby reduce the number of directors to be elected at the annual meeting.

THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR EACH OF THE DIRECTOR NOMINEES LISTED HEREIN.

OTHER INFORMATION YOU NEED TO MAKE AN INFORMED DECISION

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Number of Directors and Term of Directors and Executive Officers

The Company's Bylaws provide that the number of directors will not be less than seven nor more than 15 with the exact number to be fixed by the Board. The Company's Certificate of Incorporation divides the Board into three classes of as equal size as possible, with the terms of each class expiring in consecutive years so that only one class is elected in any given year. Currently, there are nine directors with three directors in Class I, four directors in Class II and two directors in Class III.

The stockholders of the Company elect successors for directors whose terms have expired at the Company's annual meeting. The Board elects members to fill new membership positions and vacancies in unexpired terms on the Board. Pursuant to the Company's Bylaws, non-employee directors must retire from the Board at the close of the Annual Meeting of Stockholders following their 79th birthday. Executive officers of the Company are elected by the Board and hold office until their successors are elected and qualified or until their earlier death, retirement, resignation or removal.

Directors and Executive Officers

The names of the Company's directors and executive officers and their respective current ages and positions are as follows:

Name	Age	Position
Michael L. Avery	59	President
Brent K. Bloss	44	Senior Vice President – Finance, Treasurer and Principal Accounting Officer
Thomas W. Butch	56	Executive Vice President and Chief Marketing Officer
Daniel P. Connealy	66	Senior Vice President and Chief Financial Officer
Sharilyn S. Gasaway	44	Class I Director
Thomas C. Godlasky	57	Class II Director
Henry J. Herrmann	70	Chief Executive Officer, Chairman of the Board and Class III Director
Alan W. Kosloff	72	Lead Independent Director and Class I Director
Dennis E. Logue	68	Class II Director
Michael F. Morrissey	70	Class II Director
James M. Raines	73	Class III Director
Ronald C. Reimer	78	Class II Director
Philip J. Sanders	53	Senior Vice President and Chief Investment Officer
Daniel C. Schulte	47	Senior Vice President and General Counsel
Michael D. Strohm	61	Senior Vice President and Chief Operations Officer
John E. Sundeen, Jr.	52	Senior Vice President and Chief Administrative Officer – Investments
Jerry W. Walton	66	Class I Director

Below is a description of the backgrounds of the executive officers, directors and nominees for director, including their principal occupation and membership on public or registered investment company boards for the past five years. We have also provided information concerning the particular experience, qualification, attributes and skills that the Corporate Governance Committee and the Board considered relevant to each director and nominee for director that led to the conclusion that he or she should serve as a director.

Michael L. Avery has been President of the Company since January 2010. Prior thereto, he served as Chief Investment Officer of the Company from June 2005 to February 2011 and as Senior Vice President from June 2005 until January 2010. He has served as Executive Vice President of Waddell & Reed Investment Management Company ("WRIMCO") since June 2005 and served as Chief Investment Officer of WRIMCO and Ivy Investment Management Company ("IICO"), both of which are investment advisor subsidiaries of the Company, from June 2005 to August 2010. Prior thereto, he served as Senior Vice President of WRIMCO from January 1997 to June 2005 and of IICO from April 2003 to June 2005. He is a trustee and Vice President of the Waddell & Reed Advisors Group of Mutual Funds, Ivy Funds Variable Insurance Portfolios and InvestEd Portfolios, and a trustee of the Ivy Funds, all of which are mutual funds managed by the Company. Mr. Avery joined the Company in June 1981 and has served as a mutual fund portfolio manager since 1994.

Brent K. Bloss has been Senior Vice President – Finance and Principal Accounting Officer since July 2007 and Treasurer since January 2006. Previously, he served as Vice President of the Company from April 2004 to July 2007, as Assistant Treasurer of the Company from January 2002 to January 2006, and as Assistant Vice President from January 2002 to April 2004. From September 1995 to December 2001, he served in various roles in the audit practice of KPMG. Mr. Bloss joined the Company in January 2002.

Thomas W. Butch has been Executive Vice President of the Company since January 2010 and Chief Marketing Officer of the Company since joining the Company in November 1999. Prior thereto, he served as Senior Vice President from November 1999 until January 2010. He has served as President of Waddell & Reed, Inc. ("WRI"), a broker-dealer subsidiary of the Company, since March 2005 and as Chief Marketing Officer thereof since March 2002. Previously, he served as Executive Vice President of WRI from January 2000 to March 2005. He has served as Senior Vice President and Chief Marketing Officer of IICO since December 2002 and as Chairman, Chief Executive Officer and President of Ivy Funds Distributor, Inc., a broker-dealer subsidiary of the Company, since March 2003. Prior to joining the Company, he was associated with Stein Roe & Farnham, Inc., Chicago, Illinois, an investment firm where he served in various positions from 1994 to 1999, including President of Mutual Funds and Senior Vice President of Marketing. Previously, he was a First Vice President at Mellon Financial Corporation where he served for 13 years.

Daniel P. Connealy has been Senior Vice President and Chief Financial Officer of the Company since joining the Company in June 2004. Mr. Connealy served as a director of Gold Banc Corporation, Inc., a Leawood, Kansas bank holding company from April 2003 until April 2006 and has served as a director of the Russell Investment Company mutual funds, Seattle, Washington, since April 2003. Previously, he served as Vice President and Chief Financial Officer of Stilwell Financial, Inc., Kansas City, Missouri, an asset management company (now known as Janus Capital Group) from June 2001 to March 2003. From July 1979 to May 2001, he served as a partner in the independent registered public accounting firm of PricewaterhouseCoopers LLP.

Sharilyn S. Gasaway. Ms. Gasaway has been a director of the Company since July 2010. She has served as a director of Genesis Energy, L.P., a Houston, Texas diversified midstream energy master limited partnership, since March 2010 and of J.B. Hunt Transport Services, Inc., a transportation logistics company in Lowell, Arkansas, since February 2009. From February 2006 to January 2009, she served as Executive Vice President and Chief Financial Officer of Alltel Corporation ("Alltel"), a U.S. wireless telecommunications network operator, acquired by Verizon Wireless in 2009. She served as Corporate Controller of Alltel from May 2002 to February 2006 and as Controller of Alltel Communications, Inc., a subsidiary of Alltel, from April 1999 to May 2002. Prior thereto, she served as Audit Manager of the former independent registered public accounting firm Arthur Andersen LLP from 1992 to April 1999. Ms. Gasaway's term on the Board expires in 2014.

As the former Executive Vice President and Chief Financial Officer of a Fortune 500 company, Ms. Gasaway has extensive experience in the areas of capital markets, budgeting and forecasting, strategic

planning, internal audit, tax and auditing with respect to complex business operations and transactions. As a result, she brings to the Board a breadth of knowledge regarding the financial and accounting functions of the Company's operations, as well as with respect to the Company's financial controls, financial reporting and disclosure, balance sheet management, integration of acquisitions, and accounting. Ms. Gasaway's experience serving as a director for companies within the oil and gas and transportation industries provides her with a diverse perspective on Board-related matters. She has been a Certified Public Accountant since 1993.

Thomas C. Godlasky. Mr. Godlasky has been a director of the Company since July 2010. Mr. Godlasky served as Chief Executive Officer of Aviva North America, Aviva plc's life insurance and annuity business in the U.S. and its property and casualty business in Canada, from July 2007 to March 2010. Mr. Godlasky also served in the dual position as Chief Executive Officer and President of Aviva USA from November 2006 to November 2009. Prior thereto, Mr. Godlasky served as Chairman of the Board, Chief Executive Officer and President of AmerUs Group, Des Moines, Iowa, a life insurance and annuity business, which was acquired by Aviva plc in 2006, from November 2005 to November 2006 and as President and Chief Operating Officer from November 2003 to November 2006. He also served as a director of AmerUs Group from November 2003 until November 2006, whereupon he joined the Aviva USA Board of Directors until March 2010. Mr. Godlasky earned the Chartered Financial Analyst designation in 1992. Mr. Godlasky's term on the Board expires in 2015.

Mr. Godlasky's service as the Chairman and Chief Executive Officer of AmerUs Group, a leading U.S. producer of annuity and life insurance products, provides him with valuable insights on running a complex financial services company with diverse operations and products. He has experience in a number of areas that are critical to the Company, including mergers and acquisitions, information and technology, risk management, long-range strategic planning, expertise in the types of products we offer to our clients and the importance of close cooperation with our regulators. Mr. Godlasky brings strong leadership skills and a valuable perspective on global financial, operational and strategic matters to the Board, as well as maintains a deep understanding of the challenges of operating in a highly regulated industry such as ours. Mr. Godlasky is also one of three directors to have earned the Chartered Financial Analyst designation.

Henry J. Herrmann has been Chairman of the Board since January 2010, Chief Executive Officer of the Company since May 2005 and a Director since March 1998. Previously, he served as President of the Company from March 1998 to May 2005 and as Chief Investment Officer from March 1987 to June 2005. He is also a trustee and President of the Waddell & Reed Advisors Group of Mutual Funds, Ivy Funds, Ivy Funds Variable Insurance Portfolios and InvestEd Portfolios, all of which are mutual funds managed by the Company. Mr. Herrmann has also served as a director of Blue Cross Blue Shield of Kansas City, a Kansas City, Missouri health insurance company, since 2007 and of the United Way of Greater Kansas City, the local Kansas City, Missouri office of United Way, a global leadership and support organization for community-based non-profit organizations, since June 2007. He joined the Company in March 1971 and earned the Chartered Financial Analyst designation in 1977. Mr. Herrmann's term on the Board expires in 2013. *Mr. Herrmann is a nominee for director.*

Mr. Herrmann has over 47 years of experience in the financial services industry and is widely regarded as a distinguished leader in the asset management industry. Mr. Herrmann celebrated his 41th anniversary with the Company in 2012. As Chairman of the Board, Chief Executive Officer and trustee of the Company's mutual fund boards, he is a critical link between management and the Board, and brings to the Board an incomparable knowledge of, and experience with, the Company and its business, as well as valuable leadership and management experience. Mr. Herrmann's oversight of all Company operations and his experience in investment management, annual and long-term business planning, the negotiation and integration of acquisitions, and risk management is an indispensable contribution to the Board. Mr. Herrmann is also one of three directors to have earned the Chartered Financial Analyst designation.

Alan W. Kosloff has been a Director of the Company since January 2003 and Lead Independent Director since January 2010. Prior thereto, he served as Chairman of the Board from May 2005 through December

2009. He has served as Chairman of Kosloff & Partners, LLC, Kansas City, Missouri, a consulting and investment firm since April 1996. Previously, he served as Chairman of Jones & Mitchell, Olathe, Kansas, an imprinted and licensed sportswear company from October 1997 to March 2005 and as Chairman, Chief Executive Officer and President of American Marketing Industries, Inc., Kansas City, Missouri, an apparel manufacturing, distribution and marketing firm from 1976 to 1995. Mr. Kosloff's term on the Board expires in 2014.

Mr. Kosloff has over 37 years of experience in executive management, investment, sales and marketing roles, including as President and Chief Executive Officer of American Marketing Industries, Inc. and founder of Kosloff & Partners, LLC. Mr. Kosloff provides the Board the benefit of his substantial financial, management and operational expertise, including with respect to marketing and distribution efforts, corporate governance, strategic planning and corporate strategy. As Lead Independent Director, Mr. Kosloff has offered valuable insights with respect to strategic planning, executive succession planning and executive development, corporate governance and stockholder communications.

Dennis E. Logue has been a Director of the Company since January 2002. He has served as Chairman of the Board of Ledyard Financial Group, Inc., a bank holding company located in Hanover, New Hampshire, since August 2005. Additionally, Mr. Logue has served as an Emeritus Professor of Management at the Amos Tuck School, Dartmouth College since August 2005. He served as Dean of the Michael F. Price College of Business at the University of Oklahoma from July 2001 to September 2005. Prior thereto, Mr. Logue held numerous business-oriented professorships, most recently at the Amos Tuck School, Dartmouth College from July 1974 to June 2001. He has also worked as a consultant and expert witness on various financial matters since 1974. Mr. Logue has served as a director of Abraxas Petroleum Corporation, San Antonio, Texas, a natural gas and crude oil exploration, development and production company since April 2003 and of Alco Stores, Inc., Abilene, Kansas, a general merchandise retailer since May 2005. Mr. Logue's term on the Board expires in 2015.

Mr. Logue is highly accomplished in the field of business management and financial academia, having taught in the areas of managerial economics and finance, corporate governance, financial markets and international finance for 40 years and published over 90 books and articles in the areas of economics, pension plans, corporate and international finance, and capital markets. His past leadership roles in the academic world allow him to bring a wide range of experience and new insights to his service on the Board. As a founding director of Ledyard National Bank, Mr. Logue also has substantial expertise in the areas of the financial services industry, executive management and operations.

Michael F. Morrissey. Mr. Morrissey has been a director of the Company since July 2010. He has been a director of Ferrellgas Partners, L.P., a propane gas marketing and distribution company in Overland Park, Kansas since 1999 and of Westar Energy, Inc., an electric service company based in Topeka, Kansas since 2003. Mr. Morrissey retired in September 1999 after serving 24 years, including 17 years as a partner, with Ernst & Young LLP, an auditing and financial services firm. Prior to that, Mr. Morrissey worked for five years for another major accounting firm and six years for a motor truck manufacturer. Mr. Morrissey has been a Certified Public Accountant since 1972. Mr. Morrissey has also served as a director of Blue Cross Blue Shield of Kansas City, a Kansas City, Missouri health insurance company, since 2006; of J.E. Dunn Construction Group, Inc., a private construction business located in Kansas City, Missouri, since 2000; of Balance Innovations, Inc., an office management technology company located in Lenexa, Kansas, since 2008; and a special advisor to the audit committee of the Dairy Farmers of America, a farmer-owned milk marketing cooperative located in Kansas City, Missouri since 2000. Mr. Morrissey also serves as a director or trustee for numerous non-profit, civic, and charitable organizations. Mr. Morrissey's term on the Board expires in 2015.

Mr. Morrissey's qualifications to serve as a director include his substantial experience as the Chairman or member of the audit committee of other public companies, his many years of experience as an audit partner of major accounting firms, and his extensive experience as a director of other large companies, both public and

private. Mr. Morrissey brings to the Board significant audit and accounting expertise and a deep understanding of financial statements, corporate finance, risk management and internal audit functions. Mr. Morrissey's knowledge and experience gained as a board member of various public and private companies, as well as not-for profit, civic and charitable organizations provide the Board with a wide range of experience and insights regarding Board actions. Mr. Morrissey is also a Certified Public Accountant.

James M. Raines has been a Director of the Company since July 1998. He has served as President of James M. Raines and Company, San Antonio, Texas, an investment banking firm since September 1988 and served as a director of Clear Channel Outdoor Holdings, Inc., a San Antonio, Texas outdoor advertising company from November 2005 to May 2010. Mr. Raines' term on the Board expires in 2013. *Mr. Raines is a nominee for director.*

Mr. Raines' 26 years of experience in the investment banking business gives him valuable perspectives on financial and strategic matters, as well as expertise in capital markets and securities distribution. He has provided investment banking and financial advisory services, including with respect to merger and acquisition and capital raising functions, for numerous public and private companies covering a diverse range of businesses, which provides him with a broad perspective that is an asset to the Board. Additionally, Mr. Raines' tenure on the Board provides him with an important depth of knowledge regarding the Company's business, strategy and culture. His experience in investment banking has been particularly useful when the Board considers its capital and liquidity needs and potential acquisitions.

Ronald C. Reimer has been a Director of the Company since March 2001. He is currently retired and is active in advising the boards of several charitable organizations on investment oversight and fund management. Mr. Reimer has served as a director for Prairie Star Bancshares, Inc., a privately-held bank in Olathe, Kansas since November 2000. He served on the Board of Advisors of Truman Medical Center Hospital, Kansas City, Missouri ("TMC") from September 2002 to September 2009. He also served on the Board of Directors, and as the Secretary and Treasurer, of the TMC Charitable Foundation from June 2003 to September 2009 and was associated with the TMC Professional and General Liability Self-Insurance Trust, including terms as Chairman of the Finance and Management Committee, from November 2001 to September 2009. Previously, Mr. Reimer co-founded Reimer and Koger Associates, an investment counseling firm in Merriam, Kansas in 1973 and served as its President until his retirement in 1988. He also earned the Chartered Financial Analyst designation in 1968. Mr. Reimer's term on the Board expires in 2014.

Mr. Reimer has long-term experience and wide-ranging expertise in the investment management business and mutual fund industry. As an entrepreneur, Mr. Reimer co-founded an investment management firm of which he served as President for 15 years. Additionally, Mr. Reimer served as Vice President and portfolio manager for WRIMCO early in his career, which provides him with unique insight into the Company's investment operations and strategies, as well as its culture and employee base. His significant expertise with regard to the areas of the investment management process, mutual fund operations, private investment consulting, finance and executive management enable him to provide strategic direction and growth expertise to the Company. Mr. Reimer is also one of three directors to have earned the Chartered Financial Analyst designation.

Philip J. Sanders has been Senior Vice President and Chief Investment Officer of the Company since February 2011. He has served as Chief Investment Officer of WRIMCO and IICO since August 2010, as Senior Vice President of WRIMCO since July 2000 and as Senior Vice President of IICO since April 2003. Prior thereto, he served as Vice President of WRIMCO from January 1999 to July 2000. He is also a Vice President of the Waddell & Reed Advisors Group of Mutual Funds, Ivy Funds and Ivy Funds Variable Insurance Portfolios, all of which are mutual funds managed by the Company. Mr. Sanders joined the Company as a mutual fund portfolio manager in August 1998.

Daniel C. Schulte has been General Counsel of the Company since January 2000 and Senior Vice President since April 2004. Prior thereto, he served as Vice President of the Company from January 2000

to April 2004 and as Secretary from January 2000 to April 2003. From July 1998 to January 2000, he served as Assistant Secretary of the Company. Prior to joining the Company in June 1998, Mr. Schulte was associated with the law firm of Klenda, Mitchell, Austerman and Zuercher LLC, in Wichita, Kansas. From 1992 to 1994, Mr. Schulte practiced in the corporate tax group of the independent registered public accounting firm of Ernst & Young, LLP in Kansas City, Missouri.

Michael D. Strohm has been Senior Vice President of the Company since January 1999 and Chief Operations Officer since March 2001. In addition, he has served as President of Waddell & Reed Services Company, a transfer agent subsidiary of the Company, since June 1999, as Chief Executive Officer of WRI since December 2001 and as Chief Operating Officer thereof since March 2005. Prior thereto, he served as President of WRI from December 2001 to March 2005 and as its Senior Vice President from January 1994 to December 2001. Mr. Strohm joined the Company in June 1972.

John E. Sundeen, Jr. has been Senior Vice President of the Company since July 1999 and Chief Administrative Officer — Investments since January 2006. Previously, he served as Chief Financial Officer from July 1999 to June 2004 and as Treasurer of the Company from July 1999 to January 2006. He has served as Executive Vice President and Chief Administrative Officer of WRIMCO and of IICO since June 2004. Previously, he served as Senior Vice President of WRIMCO from January 1996 to June 2004 and as Head of Fixed Income within the Investment Management Division thereof from January 1994 to June 1999. Mr. Sundeen joined the Company in June 1983.

Jerry W. Walton has been a Director of the Company since April 2000. Mr. Walton currently serves as a business consultant to Hunt Ventures, a group of private companies located in Rogers, Arkansas. Mr. Walton served as Executive Vice President of Finance and Administration and Chief Financial Officer of J.B. Hunt Transport Services, Inc., a transportation provider in Lowell, Arkansas, from October 1991 until September 2009. Prior thereto, Mr. Walton served as a managing partner and a tax partner with KPMG, with whom he had been employed since 1968. Mr. Walton's term on the Board expires in 2014.

Mr. Walton brings extensive financial, operational and executive management expertise to the Board having served as the Executive Vice President and Chief Financial Officer of J.B. Hunt Transport Services, Inc., one of the largest transportation logistics companies in North America. Mr. Walton also has significant public accounting experience, including in the areas of accounting, finance and tax, and direct experience in the areas of information and technology services, treasury functions, real estate, human resources and risk management. As a long-time director, Mr. Walton offers a breadth of knowledge about issues affecting the Company and its industry, as well as with respect to its financial statements, balance sheet management, budgeting process and executive compensation. Mr. Walton is also a Certified Public Accountant (retired).

There are no family relationships among any of the Company's executive officers, directors or nominees for director.

Security Ownership of Management

The following table reflects information regarding beneficial ownership of the Company's Class A common stock by each of its current directors (including all nominees for director), the named executive officers set forth in the Summary Compensation Table and all other executive officers, and by all such persons as a group, as of February 20, 2013. Unless otherwise indicated in the footnotes below, "beneficially owned" means the sole power to vote or direct the voting of a security and the sole power to dispose or direct the disposition of a security.

Name of Beneficial Owner	Number of Shares Beneficially Owned Directly (1)(3)	Number of Shares Beneficially Owned Indirectly (2)(4)	Percent of Class
Michael L. Avery	313,080	0	*
Brent K. Bloss	51,037	0	*
Thomas W. Butch	248	438,074	*
Daniel P. Connealy	0	313,162	*
Sharilyn S. Gasaway	16,892	0	*
Thomas C. Godlasky	16,892	0	*
Henry J. Herrmann	0	1,136,383	1.3%
Alan W. Kosloff	81,442	0	*
Dennis E. Logue	56,361	150	*
Michael F. Morrissey	1,667	15,225	*
James M. Raines	14,704	0	*
Ronald C. Reimer	16,231	51,966	*
Philip J. Sanders	260,376	0	*
Daniel C. Schulte	137,115	0	*
Michael D. Strohm	163,653	0	*
John E. Sundeen, Jr.	227,115	0	*
Jerry W. Walton	66,255	0	*
All Directors, Nominees and Executive Officers as a group (17 persons)	1,423,068	1,954,960	3.95%

* Denotes less than 1%.

(1) Includes 6,371 shares that are subject to presently exercisable Class A stock options and options exercisable within 60 days for Mr. Reimer individually, and for all directors, nominees and executive officers as a group. Also includes 2,642 shares pledged by Mr. Raines.

(2) Indirect beneficial ownership includes shares owned by the director or executive officer (a) as beneficiary or trustee of a personal trust or immediate family member's trust, (b) by a spouse as trustee or beneficiary of a trust, (c) by a family charitable foundation, (d) by a family investment LLC, or (e) in a retirement account. Indirect beneficial ownership excludes all shares of the unitized stock fund held in the Company 401(k) and Thrift Plan account of Mr. Butch.

(3) Includes unvested shares of restricted Class A common stock granted under the Waddell & Reed Financial, Inc. 1998 Stock Incentive Plan, as amended and restated (the "Stock Incentive Plan") for Ms. Gasaway and Messrs. Avery, Bloss, Godlasky, Kosloff, Logue, Raines, Reimer, Sanders, Schulte, Strohm, Sundeen and Walton of 14,062, 244,669, 50,999, 14,062, 20,023, 12,061, 12,061, 9,860, 158,000, 137,113, 137,113, 78,779 and 12,061 shares, respectively.

(4) For Messrs. Butch, Connealy, Herrmann and Morrissey, indirect beneficial ownership includes 216,669, 131,113, 240,000 and 14,062 shares, respectively, of unvested restricted stock, all of which are owned by their personal trusts.

CORPORATE GOVERNANCE

We believe that good corporate governance helps to ensure that the Company is managed for the long-term benefit of our stockholders, and we continually review and consider our corporate governance policies and practices, the SEC's corporate governance rules and regulations, and the corporate governance listing standards of the NYSE, the stock exchange on which our Class A common stock is traded.

You can access and print the charters of our Audit Committee, Compensation Committee and Corporate Governance Committee, as well as our Corporate Governance Guidelines, Corporate Code of Business Conduct and Ethics, Whistleblower Policy and other Company policies and procedures required by applicable law, regulation or NYSE corporate governance listing standards on the "Corporate Governance" link in the dropdown menu on the "Our Firm" tab of the "Investor Relations" section of our website at *www.waddell.com*.

Director Independence

The Board is composed of a majority of directors who satisfy the criteria for independence under the NYSE corporate governance listing standards. In determining independence, each year the Board affirmatively determines, among other items, whether the directors have no direct or indirect material relationship with the Company or any of its subsidiaries pursuant to the NYSE corporate governance listing standards. When assessing the "materiality" of a director's relationship with the Company, if any, the Board considers all relevant facts and circumstances, not merely from the director's standpoint, but from that of the persons or organizations with which the director has an affiliation. Material relationships can include commercial, banking, industrial, consulting, legal, accounting, charitable and familial relationships. The Board also considers any other relationship that could interfere with the exercise of independence or judgment in carrying out the duties of a director.

Applying these independence standards, the Board determined that Sharilyn S. Gasaway, Thomas C. Godlasky, Alan W. Kosloff, Dennis E. Logue, Michael F. Morrissey, James M. Raines, Ronald C. Reimer and Jerry W. Walton are all independent directors.

After due consideration, the Board has determined that none of these non-management directors have a material relationship with the Company or any of its subsidiaries (either directly or indirectly as a partner, stockholder or officer of an organization that has a relationship with the Company or any of its subsidiaries) and they all meet the criteria for independence under the NYSE corporate governance listing standards.

Board Composition and Director Qualifications

The Corporate Governance Committee periodically assesses the appropriate size and composition of the Board, and whether any vacancies on the Board are expected. In the event that vacancies are anticipated or otherwise arise, the Corporate Governance Committee will review and assess potential director candidates. The Corporate Governance Committee utilizes various methods for identifying and evaluating candidates for director. Candidates may come to the attention of the Corporate Governance Committee through recommendations of Board members, management, stockholders or professional search firms. Generally, director candidates should, at a minimum:

- Possess relevant business and financial expertise and experience, including an understanding of financial statements;
- Have the highest character and integrity and a reputation for working constructively with others;
- Have sufficient time to devote to Board meetings and consultation on Board matters; and
- Be free of conflicts of interest that violate applicable law or interfere with director performance.

In addition, the Corporate Governance Committee will consider for recommendation director candidates who possess the following qualities and skills, among others:

- The capacity and desire to represent the interests of the Company's stockholders as a whole and not primarily a special interest group or constituency;
- Diverse backgrounds with respect to business experience, professional expertise, individual perspectives, gender and ethnicity that support Board dynamics and effectiveness;
- High level of leadership experience and sound business judgment;
- Highly accomplished in their respective field, with superior credentials and recognition;
- The ability to contribute to the mix of skills, core competencies, diversity and qualifications of the Board through notable or significant achievements or expertise in one or more of the following areas: accounting and finance, mergers and acquisitions, investment management, law, financial academia, strategic planning and executive leadership development;
- Service as a senior officer of, or a trusted advisor to senior management of, a publicly-held company; and
- Knowledge of the critical aspects of the Company's business and operations.

The director qualifications above are general in nature and may be modified by the Board or the Corporate Governance Committee from time to time as the Board or the Corporate Governance Committee deems appropriate.

In considering candidates for director nominee, the Corporate Governance Committee generally assembles all information regarding a candidate's background and qualifications, evaluates a candidate's mix of skills and qualifications, and determines the contribution the candidate could be expected to make to the overall functioning of the Board. The Board seeks independent directors who represent a diverse mix of perspectives, backgrounds and experiences that will enhance the quality of the Board's deliberations and decisions. The Corporate Governance Committee does not have a separate policy regarding gender, ethnicity or other similar diversity criteria in identifying candidates for director nominee, but rather evaluates diversity in a broad sense, recognizing the benefits of gender and ethnic diversity, but also considering the breadth of perspectives, backgrounds and experiences that directors and candidates for director nominee may bring to the Board. In its assessment of the Board's composition as a whole, the Corporate Governance Committee considers whether the Board reflects the appropriate overall balance of independence, sound judgment, business specialization, technical skills, diversity and other desired qualities.

Director Resignation Policy

Our Corporate Governance Guidelines include a Director Resignation Policy under which any director nominee in an uncontested election who receives a greater number of "withheld" votes than "for" votes will, within five business days following the certification of the stockholder vote, tender his or her resignation to the Chairman of the Board for consideration by the Board. A director whose resignation is under consideration shall abstain from participating in any recommendation or decision regarding that resignation.

The Board will promptly make a determination whether to accept, reject or otherwise act with respect to the tendered resignation. In making this determination, the Board may consider all factors that it deems relevant, including the underlying reasons why stockholders "withheld" votes for election from such director (if ascertainable), the length of service and qualifications of the director whose resignation has been tendered, the director's contributions to the Company, whether by accepting such resignation the Company will no longer be in compliance with any applicable law, rule, regulation or governing document, and whether or not accepting the resignation is in the best interests of the Company and its stockholders. The Board may also consider a range of possible alternatives concerning the director's tendered

resignation, including acceptance of the resignation, rejection of the resignation, or rejection of the resignation coupled with a commitment to seek to address and cure the underlying reasons reasonably believed by the Board to have substantially resulted in the "withheld" votes.

The Board shall act on the tendered resignation and shall publicly disclose its decision regarding the resignation within 120 days after the results of the election are certified. If the Board does not accept the resignation, the director shall continue to serve until the end of his or her term and until the director's successor is elected and qualified, or until his or her earlier resignation or removal.

Director Recommendations by Stockholders

In addition to recommendations from Board members, management or professional search firms, the Corporate Governance Committee will consider director candidates properly submitted by stockholders who individually or as a group have beneficially owned at least two percent of the outstanding shares of the Company's Class A common stock for at least one year prior to the date the recommendation is submitted. The manner in which the Corporate Governance Committee evaluates candidates recommended by stockholders is generally the same as any other candidate, although the Corporate Governance Committee will also seek and consider information concerning any relationship between a stockholder recommending a candidate and the candidate to determine whether the candidate will represent the interests of all stockholders.

Stockholders must submit director candidate recommendations in writing by certified mail to the Company's Secretary not less than 120 days prior to the first anniversary of the date of the proxy statement relating to the Company's previous annual meeting. Accordingly, for the 2014 Annual Meeting of Stockholders, director candidates must be submitted to the Company's Secretary by October 30, 2013. Director candidates submitted by stockholders must contain at least the following information:

- The name and address of the recommending stockholder;
- The number of shares of the Company's Class A common stock beneficially owned by the recommending stockholder and the dates such shares were purchased;
- The name, age, business address and residence of the candidate;
- The principal occupation or employment of the candidate for the past five years;
- A description of the candidate's qualifications to serve as a director, including financial expertise, and why the candidate does or does not qualify as "independent" under the NYSE corporate governance listing standards;
- The number of shares of the Company's Class A common stock beneficially owned by the candidate, if any; and
- A description of the arrangements or understandings between the recommending stockholder and the candidate, if any, or any other person pursuant to which the recommending stockholder is making the recommendation.

In addition, the recommending stockholder and the candidate must submit, with the recommendation, a signed statement agreeing and acknowledging that:

- The candidate consents to being a director candidate and, if nominated and elected, he/she will serve as a director representing all of the Company's stockholders in accordance with applicable laws and the Company's Certificate of Incorporation and Bylaws;
- The candidate, if elected, will comply with the Company's Corporate Governance Guidelines and any other applicable rule, regulation, policy or standard of conduct applicable to the Board and its individual members;
- The recommending stockholder will maintain beneficial ownership of at least two percent of the Company's issued and outstanding Class A common stock through the date of the annual meeting

for which the candidate is being recommended for nomination and that, upon such candidate's nomination and election to the Board, the recommending stockholder intends to maintain such ownership throughout the candidate's term as director; and

- The recommending stockholder and the candidate will promptly provide any additional information requested by the Corporate Governance Committee and/or the Board to assist in the consideration of the candidate, including a completed and signed Questionnaire for Directors and Officers on the Company's standard form and an interview with the Corporate Governance Committee or its representative.

For a complete list of the information that must be included in director recommendations submitted by stockholders, please see the "Policy Regarding Director Recommendations By Stockholders" by clicking on the "Corporate Governance" link in the dropdown menu on the "Our Firm" tab of the "Investor Relations" section of our website at *www.waddell.com*. The Corporate Governance Committee will consider all director candidates submitted through its established processes, and will evaluate each of them, including incumbents, based on the same criteria. However, the Corporate Governance Committee may prefer incumbent directors and director candidates who they know personally or that have relevant industry experience and in-depth knowledge of the Company's business and operations.

The policies and procedures above are intended to provide flexible guidelines for the effective functioning of the Company's director nomination process. The Board intends to review these policies and procedures periodically and anticipates that modifications may be necessary from time to time as the Company's needs and circumstances change.

Communications with the Board

Stockholders and all other interested parties may communicate with the Board, Board committees, the independent or non-management directors, each as a group, and individual directors by submitting their communications in writing to the attention of the Company's Secretary. All communications must identify the recipient, author, state whether the author is a stockholder of the Company, and be forwarded to the following address:

Waddell & Reed Financial, Inc.
6300 Lamar Avenue
Overland Park, KS 66202
Attn: Secretary

The directors of the Company, including the non-management directors, have directed the Secretary not to forward to the intended recipient any communications that are reasonably determined in good faith by the Secretary to relate to improper or irrelevant topics or are substantially incomplete.

Board Meetings

The Board held five meetings during the 2012 fiscal year and acted by unanimous written consent on one occasion. All directors attended at least 75% of the Board meetings. The Company has adopted a Director Attendance Policy to stress the importance of attendance, director preparedness, and active and effective participation at Board and Board committee meetings. All of the directors attended the 2012 Annual Meeting of Stockholders and the 2012 Annual Meeting of Directors.

Additionally, in 2012, the non-management/independent directors held three executive sessions with Mr. Alan W. Kosloff serving as chairman of each of these executive sessions.

Board Leadership Structure and Role in Risk Oversight

The Board believes that it should have the flexibility to make determinations as to whether the same individual should serve as both the Chief Executive Officer and the Chairman of the Board, taking into account changing needs and circumstances of both the Company and the Board over time. In determining

the appropriate leadership structure, the Board considers, among other things, the current composition of the Board, the role of the Lead Independent Director, and challenges and opportunities specific to the Company. In prior years, the Company has had the same and different individuals serving as its Chief Executive Officer and Chairman of the Board at different points in time. Currently, Mr. Herrmann serves as the Company's Chief Executive Officer and Chairman of the Board, while Mr. Kosloff, an independent director, serves as our Lead Independent Director. The Board believes that its current leadership structure is appropriate given the efficiencies of having a single individual fulfill both roles, the benefit of having a single source of leadership and authority for the Board, and Mr. Herrmann's extensive experience as a leader in the asset management industry and intimate knowledge of the Company's strategy and daily operations. Mr. Herrmann consults with Mr. Kosloff, as Lead Independent Director, on Board matters and issues facing the Company. Mr. Kosloff serves as the principal liaison between the Chairman of the Board and the independent directors, advises the Chairman of the Board with respect to agenda items, and presides over executive sessions of the non-management/independent directors at regularly scheduled Board meetings, as well as presides over Board meetings in the event the Chairman of the Board is unable to attend.

The Board's oversight responsibility with respect to risk management is primarily discharged through the Audit Committee. Pursuant to applicable NYSE rules, the Audit Committee's charter addresses the duties and responsibilities of the Audit Committee to review with management the Company's risk assessment and risk management policies, including steps taken to mitigate such risks. The Audit Committee's risk oversight responsibilities are principally addressed through a comprehensive enterprise risk assessment conducted and prepared by the head of our Internal Audit Department, who, along with senior management, is responsible for the identification and assessment of internal and external risks that could materially impact the Company's operations, monitoring identified risks and taking appropriate steps to mitigate such risks. Specifically, the head of our Internal Audit Department leads an annual comprehensive enterprise risk assessment, which is based on input from the Company's Risk Assessment Committee, comprised of division heads and members of senior management, and uses an established risk management framework to identify and characterize various risks based on the significance of their potential impact on the Company's operations and reputation and the likelihood of occurrence. Such risks include internal and external financial, operational, strategic, technological, market, legal and regulatory risks. The Audit Committee reviews and discusses the Company's risk assessment and risk management policies annually. The head of Internal Audit and the external auditor provide regular reports to the Audit Committee regarding the internal and external audit plans and the results of on-going audits, as well as a report on Sarbanes-Oxley compliance. To ensure candid and complete reporting, the Audit Committee meets in separate executive sessions with management, the head of our Internal Audit Department and the external auditors at least twice annually.

Each standing committee, including the Audit Committee, reports its actions to the full Board at least annually and the Board receives financial and operational reports from senior management, including updates regarding legal, regulatory and compliance matters from the General Counsel, at each meeting, which enables coordination of the risk oversight function. The risk oversight function is also supported by our Chief Executive Officer and Chairman of the Board, whose industry leadership, tenure and experience provide a deep understanding of the risks that the Company faces. Collectively, these processes are intended to provide the Board as a whole with an in-depth understanding of risks faced by the Company and enables the Board to provide direction to the Audit Committee and senior management with respect to its approach to identifying, assessing, monitoring and mitigating material risks. The Board believes that the combination of a single Chairman of the Board and Chief Executive Officer, who has an integral role in our day-to-day risk management processes, a Lead Independent Director, the Audit Committee, and an experienced senior management team provide the appropriate leadership to assist in effective risk oversight by the Board.

Risk Analysis of Compensation Policies and Practices

The Compensation Committee assessed, with the assistance of management, the Company's compensation policies and practices to determine whether these policies and practices create risks that are reasonably likely to have a material adverse effect on the Company.

This assessment included a review of the Company's executive and broad-based employee compensation programs, the identification of potential risks that could result from such policies and practices, the identification of factors and controls that mitigate those risks, and an analysis of the potential risks against mitigating factors and controls and the Company's business strategies and objectives. Based on this assessment, the Compensation Committee concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company. In its assessment and conclusion, the Compensation Committee considered the following design features, among others:

- Overall compensation levels are competitive with the market.
- The use of multiple financial performance measures that are quantifiable and measurable.
- The use of performance goals that are reasonable in light of past performance and market conditions.
- Oversight by a Compensation Committee comprised of independent, non-employee directors with the ability to use negative discretion in determining compensation levels.
- The use of long-term equity incentive awards, which comprise a significant portion of total annual incentive compensation and is paid in the form of restricted stock that typically vests over a four-year period, and our stock ownership requirements align the long-term interests of our named executive officers with those of our stockholders.
- The ability of management to exercise discretion to reduce payouts, including in connection with extraordinary or unanticipated events.
- Multiple internal controls and approval processes intended to prevent manipulation of performance.

2012 Audit, Compensation and Corporate Governance Committees

The Board has an Audit Committee, a Compensation Committee and a Corporate Governance Committee. Committee members are elected annually by the Board and serve until their successors are elected and qualified or until their earlier death, retirement, resignation or removal.

For 2012, upon the recommendation of the Corporate Governance Committee, the Board appointed the following members to serve on these committees:

- Audit, comprised of Sharilyn S. Gasaway, Michael F. Morrissey and Jerry W. Walton. Mr. Morrissey served as Chairman of the Audit Committee in 2012.
- Compensation, comprised of Alan W. Kosloff, Michael F. Morrissey, James M. Raines and Jerry W. Walton. Mr. Walton served as Chairman of the Compensation Committee in 2012.
- Corporate Governance, comprised of Sharilyn S. Gasaway, Thomas C. Godlasky, Alan W. Kosloff, Dennis E. Logue, Michael F. Morrissey, James M. Raines, Ronald C. Reimer and Jerry W. Walton. Mr. Kosloff served as Chairman of the Corporate Governance Committee in 2012.

Additionally, as Lead Independent Director, Mr. Kosloff served as an advisory member of the Audit Committee.

Audit Committee. The Audit Committee (1) appoints, terminates, retains, compensates and oversees the work of the independent registered public accounting firm, (2) pre-approves all audit, review and attest services and permitted non-audit services provided by the independent registered public accounting firm, (3) oversees the performance of the Company's internal audit function, (4) evaluates the qualifications, performance and independence of the independent registered public accounting firm, (5) reviews external and internal audit reports and management's responses thereto, (6) oversees the integrity of the financial reporting process, system of internal accounting controls, and financial statements and reports of the Company, (7) oversees the Company's compliance with legal and regulatory requirements, (8) reviews the Company's annual and quarterly financial statements, including disclosures made in "Management's Discussion and Analysis of Financial Condition and Results of Operations" set forth in periodic reports filed with the SEC, (9) discusses with management earnings press releases, (10) meets with management, the internal auditors, the independent auditors and the Board, (11) provides the Board with information and materials as it deems necessary to make the Board aware of significant financial, accounting and internal control matters of the Company, (12) oversees the receipt, investigation, resolution and retention of all complaints submitted under the Company's Whistleblower Policy, (13) produces an annual report for inclusion in the Company's proxy statement, and (14) otherwise complies with its responsibilities and duties as stated in the Company's Audit Committee Charter.

The Board has determined that all three members of the Audit Committee satisfy the independence and other requirements for audit committee membership of the NYSE corporate governance listing standards and SEC requirements. The Board has also determined that Ms. Gasaway and Messrs. Morrissey and Walton are audit committee financial experts as defined by the SEC. The Board determined that these members acquired the attributes of an audit committee financial expert through their experience in preparing, auditing, analyzing or evaluating financial statements containing accounting issues as generally complex as the Company's financial statements; actively supervising one or more persons engaged in such activities; and their experience of overseeing or assessing the performance of companies and public accountants with respect to the preparation, auditing or evaluation of financial statements. In 2012, the Audit Committee met six times. All of the members attended at least 75% of the Audit Committee meetings. For additional information concerning the Audit Committee, see "Audit Committee Report" below.

Compensation Committee. The Compensation Committee (1) determines and approves the compensation of the Company's senior executive officers, including the Chief Executive Officer, (2) reviews and approves the annual performance goals and objectives and rewards outstanding performance of the Company's senior executive officers, including the Chief Executive Officer, (3) establishes and certifies the achievement of performance goals, (4) oversees the Company's incentive compensation and other equity-based compensation plans, (5) reviews and approves compensation recommendations for the Company's non-management directors, (6) assesses the adequacy and competitiveness of the Company's executive and director compensation programs, (7) reviews and discusses with management the "Compensation Discussion & Analysis" and recommends whether such analysis should be included in the Company's proxy statement filed with the SEC, (8) produces an annual report on executive compensation for inclusion in the Company's proxy statement, and (9) otherwise complies with its responsibilities and duties as stated in the Company's Compensation Committee Charter.

Pursuant to its charter, the Compensation Committee may appoint subcommittees for any purpose that the Compensation Committee deems appropriate and delegate to such subcommittees such power and authority as the Compensation Committee deems appropriate; however, (1) no subcommittee shall consist of fewer than two members, and (2) the Compensation Committee may not delegate to a subcommittee any power or authority required by any law, regulation or corporate governance listing standard to be exercised by the Compensation Committee as a whole. At this time, the Compensation Committee does not intend to delegate its powers and authority to any subcommittee in the foreseeable future.

The agenda for meetings of the Compensation Committee is determined by its Chairman with the assistance of the Chairman of the Board and the Company's Secretary. Compensation Committee meetings are regularly attended by several of the Company's officers, including the Chief Executive Officer. Independent advisors and the Company's legal, accounting and human resources departments support the Compensation Committee in fulfilling its responsibilities. The Compensation Committee has authority under its charter to retain, approve fees for, and terminate independent advisors as it deems necessary to assist in the fulfillment of its responsibilities. For more detail on the Compensation Committee, including its role, see "Compensation Discussion & Analysis" and also "Compensation Committee Report" below.

None of the individuals serving on the Compensation Committee has ever been an officer or employee of the Company. The Board has determined that all of the members of the Compensation Committee satisfy the independence requirements of the NYSE corporate governance listing standards. Additionally, all of the members of the Compensation Committee qualify as "non-employee directors" for purposes of SEC requirements, and as "outside directors" for purposes of Section 162(m) of the Internal Revenue Code.

The Compensation Committee met four times in 2012 to discuss, among other items, the salaries, bonuses and other compensation of the senior executive officers and other key employees of the Company, including the Chief Executive Officer and Chairman of the Board. The Committee also acted by unanimous written consent on two occasions in 2012. All of the members attended at least 75% of the Compensation Committee meetings.

Corporate Governance Committee. The Corporate Governance Committee (1) annually reviews the Company's Corporate Governance Guidelines, (2) assists the Board in identifying, screening and recruiting qualified individuals to become Board members, (3) proposes nominations for Board membership and committee membership, (4) assesses the composition of the Board and its committees, (5) oversees the performance of the Board and committees thereof, and (6) otherwise complies with its responsibilities and duties as stated in the Company's Corporate Governance Committee Charter.

The Board has determined that all of the members of the Corporate Governance Committee satisfy the independence requirements of the NYSE corporate governance listing standards. The Corporate Governance Committee met two times in 2012. All of the members attended at least 75% of the Corporate Governance Committee meetings.

Compensation of Directors

The Compensation Committee reviews annual compensation for directors who are not officers or employees of the Company or its subsidiaries (the "Outside Directors"). The Company uses a combination of cash and equity compensation to attract and retain qualified candidates to serve on the Board. All amounts are pro rated if a director joins the Board after the commencement of the directors' fiscal year. Outside Directors are not compensated for the execution of written consents in lieu of Board and committee meetings.

In setting Outside Director compensation, the Compensation Committee considers the significant amount of time that directors spend in fulfilling their duties to the Company, as well as the skill level required of Board members. The Compensation Committee also periodically (typically every other year) reviews competitive compensation data and analysis provided by Frederic W. Cook and Co., Inc. ("FWC"), the Compensation Committee's independent compensation consultant. FWC did not review the Outside Directors' 2012 compensation. In determining Outside Director compensation for 2012, the Compensation Committee considered the current compensation structure for Outside Directors, market trends with respect to director compensation and Company stock performance. The Compensation Committee then determined that 2012 cash and equity compensation would remain flat with 2011 levels. The Board, upon

the recommendation of the Compensation Committee, approves annual compensation for Outside Directors.

Cash Compensation

For 2012, Outside Directors received the following cash compensation (paid in January of each year or upon election to the Board):

- An annual retainer of $55,500, other than the Lead Independent Director, who received an annual retainer of $110,000;
- Meeting fees of $2,000 for each Board meeting attended; and
- Meeting fees of $1,500 for each committee meeting attended, other than the Chairman of each committee, who received fees of $3,000 per committee meeting.

The Company also reimburses the Outside Directors for travel and lodging expenses, if any, incurred in attending meetings.

Outside Directors may annually elect to convert all or a portion of their annual cash compensation into restricted shares of our Class A common stock under the Company's 1998 Non-Employee Director Stock Award Plan, as amended and restated.

Equity Compensation

Equity awards are intended to provide deferred tax benefits to Outside Directors, increase their beneficial ownership in the Company, and more closely align their interests with those of our stockholders. Pursuant to the Stock Incentive Plan, Outside Directors are granted 5,000 restricted shares of the Company's Class A common stock upon their initial election to the Board. Following the first year of service, Outside Directors are granted $125,000 in restricted stock ($207,500 in restricted stock for the Lead Independent Director) based on the closing market price on the grant date, which is the first business day of January unless otherwise determined by the Board. Accordingly, Ms. Gasaway and Messrs. Godlasky, Logue, Morrissey, Raines, Reimer and Walton were each granted 4,946 shares of restricted stock, and Mr. Kosloff was granted 8,211 shares of restricted stock, on January 3, 2012. Mr. Reimer elected to convert his annual cash fees into restricted stock and was granted an additional 2,869 shares of restricted stock in lieu thereof on January 3, 2012. Restricted shares granted to Outside Directors do not have a purchase price, generally vest in 33⅓% increments annually beginning on the second anniversary of the grant date, and are subject to accelerated vesting upon a change of control, death or disability. Mr. Reimer's 2012 awards contain a two year vesting schedule due to his impending retirement from service on the Board in 2014 pursuant to the mandatory retirement age provision in the Company's Bylaws. Dividends are paid on awards of restricted stock at the same rate as is paid to all stockholders generally.

Other Personal Benefits

In addition to the compensation outlined above, Outside Directors also receive the following benefits:

- At their election, Outside Directors and their spouses are eligible to participate in the Company's group health insurance plan, which is generally available to all Company employees; a portion of the Outside Directors' premiums are paid for by the Company. Ms. Gasaway and Messrs. Godlasky, Kosloff, Raines, Reimer and Walton made this election for 2012.
- On certain occasions, an Outside Director's spouse may accompany the Outside Director on Company aircraft when the director is attending Board or committee meetings; no incremental cost is incurred by the Company in these instances. The value of these benefits (calculated pursuant to Internal Revenue Service guidelines) is imputed as income to the Outside Director and included as taxable income on their Form 1099-MISC.

- The Company maintains director and officer insurance coverage and provides Outside Directors with special indemnification rights in the form of an indemnification agreement that exceeds the general rights provided under our Certificate of Incorporation and Bylaws.
- The Company also provides individual or family travel insurance policies for Outside Directors, as well as the senior executive officers, at a nominal cost.
- Outside Directors receive occasional perquisites or personal benefits of reasonable value, such as commemorative items in connection with their Board service, holiday gifts and recreational benefits or other services and amenities when attending off-site Board meetings.

The following table reflects the compensation paid to our Outside Directors for 2012.

2012 Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(3)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Sharilyn S. Gasaway	82,000	124,985	-	-	-	2,294	209,279
Thomas C. Godlasky	76,000	124,985	-	-	-	2,648	203,633
Alan W. Kosloff, Lead Independent Director	141,000	207,492	-	-	-	2,117	350,609
Dennis E. Logue	79,000	124,985	-	-	-	2,307	206,292
Michael F. Morrissey	94,000	124,985	-	-	-	1,042	220,027
James M. Raines	79,000	124,985	-	-	-	536	204,521
Ronald C. Reimer	1,500	197,485	-	-	-	1,784	200,769
Jerry W. Walton	91,000	124,985	-	-	-	1,612	217,597

(1) Represents the grant date fair value computed in accordance with Accounting Standards Codification Topic 718 ("ASC 718"), "*Stock Compensation*" (formerly FASB Statement No. 123(R)), disregarding any forfeiture assumptions. All awards are valued based on the closing market price of the Company's Class A common stock on the date of grant ($25.27 for 2012 awards granted on January 3, 2012). As of December 31, 2012, Ms. Gasaway and Messrs. Godlasky, Kosloff, Logue, Morrissey, Raines, Reimer and Walton held 11,766, 11,766, 22,503, 13,555, 11,766, 13,555, 15,261 and 13,555 shares of unvested restricted stock, respectively.

(2) As of December 31, 2012, Mr. Reimer held 6,371 outstanding options.

(3) Represents the following, including the aggregate incremental cost to the Company of all perquisites or personal benefits where applicable:

  (a) Travel insurance policy premiums for Ms. Gasaway and Messrs. Godlasky, Kosloff, Logue, Morrissey, Raines, Reimer and Walton of $360, $240, $360, $360, $360, $240, $360 and $240, respectively.

  (b) Tax gross-up reimbursement made by the Company in the amount of $1,934, $2,408, $1,757, $1,947, $682, $296, $1,424 and $1,372 for Ms. Gasaway and Messrs. Godlasky, Kosloff, Logue, Morrissey, Raines, Reimer and Walton, respectively, related to taxable values imputed to such persons for personal use of Company aircraft related to the accompaniment of spouses on business travel of such directors, as determined for income tax purposes pursuant to Internal Revenue Service guidelines.

Code of Business Conduct and Ethics

The Board has adopted a Corporate Code of Business Conduct and Ethics that applies to all of the Company's directors, officers and employees. The purpose and role of this code is to focus our directors, officers and employees on areas of ethical risk, provide guidance to help them recognize and deal with ethical issues, provide mechanisms to report unethical or unlawful conduct, and to help enhance and formalize our culture of integrity, honesty and accountability. As required by applicable law, the Company will post on the "Corporate Governance" page under the "Our Firm" tab on the "Investor Relations"

section of its website at *www.waddell.com* any amendments or waivers of any provision of this code made for the benefit of executive officers or directors of the Company.

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines to assist it in exercising its responsibilities to the Company and its stockholders. The guidelines address, among other items, director responsibilities, Board committees, non-employee director compensation and stock ownership guidelines.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires each director, officer and any individual beneficially owning more than 10% of the Company's Class A common stock to file with the SEC reports of security ownership and reports on subsequent changes in ownership. These reports are generally due within two business days of the transaction giving rise to the reporting obligation.

To the Company's knowledge, all required Section 16(a) filings were timely and correctly made by reporting persons during 2012 except that due to administrative errors, Mr. Strohm did not timely file one report reporting two reportable transactions.

Certain Relationships and Related Transactions

The Corporate Governance Committee is charged with the responsibility of reviewing and pre-approving all "related-person transactions" (as defined in SEC regulations), and periodically reassessing any related-person transaction entered into by the Company to ensure its continued appropriateness. This responsibility is set forth in the Company's Corporate Code of Business Conduct and Ethics.

Kurt A. Sundeen, the brother of John E. Sundeen, Jr., our Senior Vice President and Chief Administrative Officer – Investments, is an employee of the Company. For the 2012 fiscal year, Kurt Sundeen received an aggregate salary and bonus of $216,500, a matching contribution of $8,660 under the Company's 401(k) and Thrift Plan, and participated in the Company's active employee flexible benefits plans, which are generally available to all Company employees. Additionally, the Company awarded Mr. K. Sundeen 2,778 shares of restricted stock in April 2012 with a grant date fair value of $92,313 calculated in accordance with ASC 718.

Laura D. DeMaria, the sister-in-law of Michael D. Strohm, our Senior Vice President and Chief Operations Officer, is an employee of the Company. For the 2012 fiscal year, Ms. DeMaria received an aggregate salary and bonus of $139,000, a matching contribution of $5,560 under the Company's 401(k) and Thrift Plan, and participated in the Company's active employee flexible benefits plans, which are generally available to all Company employees. Additionally, the Company awarded Ms. DeMaria 600 shares of restricted stock in April 2012 with a grant date fair value of $19,938 calculated in accordance with ASC 718.

The Corporate Governance Committee has reviewed and ratified the employment of Mr. K. Sundeen and Ms. DeMaria in accordance with Company policy. The Company does not view John E. Sundeen, Jr. or Michael D. Strohm as having a beneficial interest in these employment relationships that is material to them, nor does Mr. J. Sundeen or Mr. Strohm believe that he has a direct or indirect material interest in the employment relationship of his brother or sister-in-law, respectively.

Compensation Committee Interlocks and Insider Participation

During the 2012 fiscal year, none of the Company's executive officers served on the board of directors of any entities whose directors or officers serve as a director of the Company. No current or past executive officers of the Company serve on the Compensation Committee.

PRINCIPAL STOCKHOLDERS OF THE COMPANY

The following table reflects all persons known to be the beneficial owner of more than 5% of the Company's Class A common stock as of December 31, 2012. Unless otherwise indicated in the footnotes below, "beneficially owned" means the sole power to vote or direct the voting of a security and the sole power to dispose or direct the disposition of a security.

Name and Address	Number of Shares	Percent of Class
Blackrock, Inc. (1) 40 East 52nd Street New York, NY 10022	4,595,694	5.38%
FMR LLC (2) 82 Devonshire Street Boston, MA 02109	6,828,166	7.99%
The Vanguard Group (3) 100 Vanguard Boulevard Malvern, PA 19355	4,712,216	5.51%

(1) These shares are owned by various investment advisory clients for whom Blackrock, Inc. serves as investment advisor. The reporting stockholder reports sole voting power and sole investment power with respect to all 4,595,694 shares. Information relating to this stockholder is based on the stockholder's Schedule 13G/A filed with the SEC on January 30, 2013.

(2) These shares are owned by various investment advisory clients for whom direct and indirect investment advisor subsidiaries of FMR LLC serve as investment advisor. The reporting stockholders report sole voting power and sole investment power with respect to 5,620 and 6,828,166 shares, respectively. Information relating to this stockholder is based on the stockholder's Schedule 13G/A filed with the SEC on February 14, 2013.

(3) These shares are owned by various investment advisory clients for whom The Vanguard Group serves as investment advisor, or for whom direct investment advisor subsidiaries thereof serve as investment advisors. The reporting stockholder reports sole voting power with respect to 63,320 shares, sole dispositive power with respect to 4,652,796 shares and shared dispositive power with respect to 59,420 shares. Information relating to this stockholder is based on the stockholder's Schedule 13G filed with the SEC on February 12, 2013.

COMPENSATION COMMITTEE REPORT

Notwithstanding anything to the contrary set forth in any filings of Waddell & Reed Financial, Inc. (the "Company") under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act") that might incorporate future filings by reference, including this Proxy Statement, in whole or in part, the following Compensation Committee Report shall not be incorporated by reference into any such filings, and shall not be deemed soliciting material or filed under the Securities Act or the Exchange Act.

The Compensation Committee has reviewed and discussed the Compensation Discussion & Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion & Analysis be included in this Proxy Statement.

Waddell & Reed Financial, Inc. Compensation Committee

2012 Members

Jerry W. Walton, Chairman
Alan W. Kosloff
Michael F. Morrissey
James M. Raines

COMPENSATION DISCUSSION & ANALYSIS

The following information contains statements regarding future individual and company performance measures, targets and other goals. These goals are disclosed in the limited context of the Company's executive compensation program and should not be understood to be statements of management's expectations or estimates of results or other guidance. The Company specifically cautions investors not to apply these statements to other contexts.

Introduction

This Compensation Discussion & Analysis, among other things, provides an overview of our executive compensation program, sets forth the objectives and elements of our executive compensation program, and describes the 2012 executive compensation decisions with respect to our Chief Executive Officer, Chief Financial Officer and the next three most highly compensated executive officers, whom we refer to collectively as the "named executive officers."

Executive Summary

The intellectual capital of our employees is collectively the most important asset of our firm. We invest in people – we hire qualified people, train them, motivate them to give their best thinking to the Company and our clients, and compensate them in a manner designed to motivate and retain them. As an asset manager, our financial results are primarily based upon the strength of our investment performance, the success of our marketing and distribution organization, and careful management of our expenses, all of which are directly dependent upon our people and the intellectual capital they bring to bear.

We believe that the quality, expertise and commitment of our named executive officers are critical to enhancing the long-term value of the Company. To this end, a core objective in designing our executive compensation program is to deliver competitive total direct compensation (*i.e.*, base salary, annual cash incentive award and annual equity incentive award), upon the achievement of financial performance and individual contributions, that will attract, motivate and retain a high performance executive team. The compensation awarded to our named executive officers is substantially dependent on corporate financial performance, as well as individual performance and contributions, which drives the creation of sustainable long-term stockholder value.

The global economic and market environments of 2012 were dominated by political uncertainty and subsequent concerns about the U.S. "fiscal cliff." In this context, significant risk-aversion exhibited by investors in 2011 continued throughout 2012. While the equity financial markets, both domestic and international, performed well for the year, investor sentiment did not follow in step – within the industry, actively managed equity funds experienced substantial outflows as investors remained cautious and focused on the perceived safety of fixed income investments. Nonetheless, our named executive officers again demonstrated their capacity to surmount this challenging environment, recording a number of significant and record-breaking achievements for the Company that advanced the long-term interests of our stockholders. Key highlights of the Company's 2012 performance (from continuing operations) include the following:

- Our stock closed out 2012 at $34.82, resulting in total return of 48.6% for the year.
- Earnings per share from continuing operations of $2.25, a 12% increase over 2011 and new all-time high.
- Assets under management set a new high-water mark at $96.4 billion, a 16% increase over 2011.
- Operating revenues were $1.2 billion, a 5% increase over last year's previous record high.
- Despite the difficult market, we achieved annual gross sales of $21.9 billion across all distribution channels, only 8% behind the previous historical high achieved in 2011.

- Our 2.8% organic growth rate in 2012 – our seventh consecutive year of positive organic growth – continued to outpace the industry's rate of 1.7% for long-term mutual funds in 2012.
- Our operating margin increased to 25.8%, a multi-year high.
- Our strong cash flow and liquidity position allowed us to return $220 million to stockholders in 2012 through $85.4 million in special dividends, $85.9 million in regular annual dividends and $48.7 million in stock repurchases, a payout ratio of 89%. Following payment of the special dividend, cash and investments at year end remained strong at $504.2 million, paving the way for a 12% increase in annual dividends beginning in 2013.
- For the fifth consecutive year, either the Ivy Funds or Waddell & Reed Advisors Funds family has occupied the No. 1, 2 or 3 spot in terms of performance for the five-year rankings in the annual survey of "Best Mutual Fund Families" as ranked and published by *Barron's*. In 2012, Ivy Funds ranked No. 2 over the five-year period ending December 31, 2012, after ranking No. 1 in 2011.

The Compensation Committee (the "Committee") believes that our executive compensation program has played a significant role in our ability to drive financial results and the creation of stockholder value, which is demonstrated by the accomplishments of our executive team over the last fiscal year. Key aspects of our executive compensation program in 2012 include the following:

- A majority of each named executive officer's total direct compensation – approximately 85% on average for 2012 – is "at risk" compensation, delivered in the form of a short-term cash incentive award and a long-term equity incentive award.
- A significant portion of each named executive officer's total annual incentive compensation – approximately 59% on average for 2012 – is comprised of an equity incentive award, which drives long-term performance and aligns the interests of our named executive officers with those of our stockholders.
- With few exceptions, equity incentive awards are generally subject to a four-year vesting period to further emphasize long-term performance and commitment to the Company.
- The Company's Executive Incentive Plan incorporates multiple financial performance measures that are quantifiable and measurable.
- Each named executive officer is employed at-will and is expected to demonstrate strong personal performance in order to continue serving as a member of the executive team.
- The Committee implemented stock ownership guidelines which, along with the design of equity incentive awards, promotes long-term executive stock ownership and aligns executive interests with those of our stockholders. As of the date of this Proxy Statement, all of the named executive officers exceed these ownership guidelines.
- The Company's Change in Control Employment Agreement with the Chief Executive Officer, initially entered into over 10 years ago, pays out only upon a double-trigger, which requires a termination in connection with a change in control. For a further description of this agreement, see "Potential Payments Upon Termination or Change In Control" below.

2012 Stockholder Vote on Executive Compensation

In April 2012, the compensation paid to our named executive officers was approved by approximately 75% (74.8%) of the votes cast on the proposal, a decline from the vote held at the 2011 annual meeting at which approximately 94% of the votes cast were in favor of approving our executive compensation. The Committee believes the decrease in the percentage of votes cast in favor of the Company's executive compensation was the result of a negative voting recommendation issued by a proxy advisory firm. The Company believes the voting recommendation overemphasized one short-term performance measure

rather than considering performance measures that are reflective of our relative size and utilized a peer group that included a diverse group of companies, most of which were unrelated to our core business.

The Committee considered the results of the advisory vote in reviewing our executive compensation program and undertook, with the assistance of its independent compensation consultant, a detailed review of the composition of our compensation peer group. Upon completion of the review, and at the recommendation of its compensation consultant, the Committee approved a revised peer group to be evaluated in determining the types and amounts of compensation to be paid to our named executive officers in 2012. The Committee's peer group review and revised peer group is discussed in further detail under "Peer Group Analysis" set forth below in the "Compensation Discussion & Analysis." The Committee will continue to focus on responsible executive compensation practices that attract, motivate and retain high performance executives, reward those executives for the achievement of short-term and long-term performance, and support our other executive compensation objectives, including long-term career development and retention goals.

Compensation Program Objectives

The Company's executive compensation program is intended to attract and retain highly qualified executive talent, provide rewards for the past year's performance, and provide incentives for future performance to drive the creation of stockholder value. More specifically, our executive compensation program objectives are to:

- Attract, motivate and retain a high performance executive team with the appropriate expertise and leadership to build and sustain long-term stockholder value;
- Incentivize and reward short-term and long-term financial, strategic and individual performance that results in increased value for our stockholders; and
- Align our executives' long-term interests with those of our stockholders.

The investment management and financial services industries are extremely competitive and experienced professionals have significant career mobility. Our intellectual capital is our greatest asset. Our success, and that of our stockholders, depends on our ability to successfully engage a highly skilled and experienced executive team through a combination of career opportunities, a challenging work environment, and competitive compensation, particularly during the difficult financial and economic conditions experienced during recent years. Our named executive officers have developed over a number of years as a cohesive and complementary executive team and are considered an invaluable resource. Historically, we have sought to groom internal personnel for executive positions or recruited external candidates with a high degree of experience and knowledge of our industry, believing that executives with industry knowledge are more likely to excel. However, this limits the recruiting pool and makes retention a key focus of our compensation program.

Considering these objectives and factors, the Committee has developed an executive compensation program that continues to be based on the following principles:

- Compensation levels should be sufficiently competitive to attract, motivate and retain high caliber executives.
- Appropriate levels of reward for performance should be tied to and vary with the Company's financial and operational performance, as well as individual performance.
    - A majority of total compensation should be "at risk" in the form of short-term and long-term incentive awards.
    - Long-term awards should constitute a significant portion of incentive awards to encourage executives to focus on the Company's long-term growth and prospects.

- Retirement benefits should comprise an element of executive compensation, which the Committee believes provides a competitive advantage.

Elements of Our Compensation Program

Each element of compensation paid to the Company's named executive officers is designed to support one or more of the objectives described above. Total compensation for the named executive officers consists of one or more of the following components:

- Base salary;
- Annual performance-based incentive awards, including a short-term cash award and long-term equity compensation award;
- Deferred compensation;
- Retirement benefits; and
- Personal benefits and other perquisites.

How We Determine Compensation

Each year, the Committee makes compensation decisions using an approach that considers total direct compensation (*i.e.*, base salary, annual cash incentive awards and annual equity incentive awards). Base salary is generally the smallest component of total direct compensation, which results in a significant portion of our named executive officers' compensation being paid in "at risk" incentive compensation. Incentive compensation awards are awarded pursuant to our Executive Incentive Plan, which utilizes a cash bonus pool and a restricted stock bonus pool. The aggregate cash bonus pool is set at 6% of adjusted operating income and the aggregate restricted stock bonus pool is set at 420,000 shares of restricted stock, the maximum amounts of cash and restricted stock that can be awarded to all individuals participating in the Executive Incentive Plan. The maximum cash and equity incentive award each named executive officer is eligible to receive is calculated as the individual percentage of the cash bonus pool and restricted stock bonus pool allocated to each named executive officer by the Committee. Upon calculating the maximum cash and equity incentive awards each named executive officer is eligible to receive, the Committee may exercise its discretion, as it did in 2012, to pay actual bonus amounts that are less than those maximum amounts. In determining total direct compensation, the Committee reviews and considers one or more of the following:

- The Company's financial and operational performance for the year;
- Market survey information for comparable public and private asset managers;
- Recommendations of the Company's Chief Executive Officer, based on individual performance and contributions;
- The previous year's compensation levels for each named executive officer; and
- Overall effectiveness of the executive compensation program.

The Committee may also consider, as applicable, levels of sustained past performance, performance potential, retention risk and the value of the particular compensation element needed to keep an executive's level of total direct compensation competitive and consistent with our executive compensation program's objectives. Although there is no formal policy regarding the relationship of compensation among the named executive officers, the Committee also considers the appropriateness of each named executive officer's compensation relative to the other named executive officers to reflect differences in the scope of authority and responsibilities between executives. The actual cash and equity incentive award paid to each named executive officer is determined in the Committee's subjective judgment and discretion,

based upon the above factors, and its assessment of such compensation's fairness and adequacy in achieving the objectives of our executive compensation program. This approach enables the Committee to be responsive to the dynamics of the labor market, including the need to retain and motivate a particular executive, and provides the Committee with flexibility to compensate our named executive officers in a way that reflects the influence and contributions of each executive individually to overall corporate performance and reinforces our pay-for-performance culture. See "Base Salary" and "Annual Performance-Based Incentive Awards" below for further information on base salaries and the methodology under which annual incentive awards are calculated.

Compensation Consultant

The Committee has the authority to engage independent advisors to assist it in carrying out its responsibilities. In 2012, the Committee engaged Frederic W. Cook & Co., Inc., an independent compensation consulting firm ("FWC"), to (i) review and assess competitive compensation information regarding total direct compensation and individual pay components for all senior executive officers, including the named executive officers, with respect to the Company's peer group, (ii) review and assess 2013 Outside Director compensation, and (iii) provide an analysis of Mr. Herrmann's Change in Control Employment Agreement. FWC did not provide any other additional services to the Company or management, meet with any members of management individually, or receive any payments from the Company, other than in its capacity as a consultant to the Committee in 2012. FWC has served as the Committee's compensation consultant since 2004. At the Committee's request, FWC provided the Committee with information regarding its independence pursuant to pending SEC and NYSE disclosure requirements regarding the independence of compensation consultants. This information, which addressed each of the six independence factors, affirmed the independence of FWC and the partners, consultants and employees who service the Committee on executive compensation issues.

Peer Group Analysis

In making executive compensation decisions, the Committee evaluates its executive compensation program against a broad group of companies in the investment management and financial services industries representative of companies against which the Company competes for executive talent. In 2012, the Committee undertook, with the assistance of FWC, a review of the composition of our compensation peer group as a result of the stockholder vote on executive compensation at the 2012 annual meeting and feedback from proxy advisory services. During the course of its review, the Committee sought to ensure the peer group consisted of companies in the same industry and of appropriate size and complexity. FWC provided analysis, feedback and recommendations regarding appropriate comparative companies. The Committee considered publicly traded companies within the investment management and financial services industries, identified by FWC, who are direct competitors or related to our industry. The Committee also considered various financial metrics/size indicators, including market capitalization, revenues, income, assets under management and profitability (income per $1 billion of assets under management).

Upon completion of the review and the recommendation of FWC, the Committee approved a revised peer group for 2012, removing Ameriprise Financial, Inc. and Blackrock, Inc. (in light of size considerations) and adding Legg Mason, Inc.

This revised compensation peer group consists of:

- Affiliated Managers Group, Inc.
- AllianceBernstein Holding L.P.
- Calamos Asset Management, Inc.
- Eaton Vance Corp.
- Federated Investors, Inc.
- Franklin Resources, Inc.
- GAMCO Investors, Inc.
- Janus Capital Group Inc.
- Legg Mason, Inc.
- T. Rowe Price Group, Inc.

The Committee believes that the Company competes for market share, shelf space, mutual fund shareholders and institutional clients, executive talent and employees with each of these 10 publicly traded asset managers. Additionally, this peer group comprises 10 of the 35 companies in the SNL Asset Manager Index, a composite of publicly traded asset management companies used by SNL Financial for comparison purposes in preparing the Company's stock performance graph. The peer group does not include the 25 additional companies comprising the SNL Asset Manager Index due to their smaller size, business orientation and/or status as a foreign corporation.

The Committee reviews compensation information of the peer group compared to that of the Company based on both the 1st through 5th most highly paid officer positions, and information comparing titled officer positions, if available. In evaluating competitive compensation information of the peer group, the Committee does not target our executives' compensation to be paid at a specific percentile or limit its overall evaluation of competitive compensation to a particular percentile, but does take into consideration, on a non-formulaic basis, various differences between the Company and the comparison companies, including measures such as market capitalization, number of employees, assets under management, revenues, income and profitability (income per $1 billion of assets under management).

The Committee also reviews competitive compensation information obtained from McLagan Partners' *Investment Management Survey* (the "McLagan Survey"), a widely used and definitive source for compensation information for a significant number of public and private investment management and advisory firms. It provides detailed analyses of compensation for a greater depth of investment management employees than is available for our public peers and is specifically focused on the asset management industry. Confidentiality obligations to McLagan Partners and to its survey participants prevent us from disclosing the firms included in the surveys. In addition, the McLagan Survey maintains the confidentiality of individual company pay practices from other participants. The Committee reviewed the results of the McLagan Survey to account for differences in the scale and scope of operations of participant companies, evaluate the overall competitive position of the Company, as well as its position by business unit and by officer title, and to make comparisons on an officer by officer basis, where sufficient market data was available and an appropriate match of position and responsibilities could be made.

The Committee considers the compensation information derived from the peer group and the McLagan Survey equally relevant and important, with neither source of information being a determining factor in setting executive compensation levels.

Management's Role in the Compensation Setting Process and Other Considerations

Our Chief Executive Officer, Henry J. Herrmann, regularly attends Committee meetings, and advises the Committee regarding, among other things, the design and effectiveness of the Company's performance measures, the general competitiveness of our compensation program, information on the Company's business strategies and objectives, financial results and other measures of corporate performance, and historical context regarding the link between the Company's strategic goals and various elements of compensation. The Committee also requests Mr. Herrmann to evaluate the performance of the senior executive officers who report directly to him, including the other named executive officers, and to make recommendations to the Committee regarding their base salary levels and the form and amount of their annual cash incentive award and equity incentive award. In 2012, Mr. Herrmann did not make any recommendations with respect to his base salary or performance-based incentive awards.

Mr. Herrmann's recommendations are based on his subjective evaluations regarding the individual performance and contributions of each of the other named executive officers in furthering the Company's success, building stockholder value and executing individual responsibilities, which may include:

- Individual performance and contributions to financial and operational measures;
- Operational management, such as project milestones and process improvements;
- Internal working and reporting relationships that promote collaboration and teamwork;
- Leadership, including the ability to develop and motivate employees and personal development; and
- Individual expertise, skills and knowledge relevant to each executive's position and responsibilities, the potential to assume increased responsibilities, and long-term value to the Company.

With respect to Mr. Herrmann's position and responsibilities, the Committee considers his company-wide oversight and management, execution and success of the Company's business and strategic initiatives during the difficult economic environment that has persisted over the past four years, the Company's financial and operating results, the creation of stockholder value, leadership of the investment management process, his years of industry experience, the size and complexity of the Company's business, and effective leadership of the Company's management team.

The Committee does not assign individual weight or particular emphasis to any of the above factors; the emphasis placed on any specific factor or individual contribution may vary by named executive officer.

Our Chief Financial Officer, Daniel P. Connealy, regularly attends Committee meetings and advises the Committee as necessary regarding the Company's financial results or accounting rules that are relevant to incentive compensation or other matters that come before the Committee, and provides the Committee with historical and prospective compensation information relevant to their determinations. Additionally, our General Counsel, Daniel C. Schulte, and Secretary and Associate General Counsel, Wendy J. Hills, also regularly attend Committee meetings and provide advice regarding legal and corporate governance matters, details regarding our stock award and incentive compensation plans, and other requested information related to Committee discussions.

Analysis of 2012 Compensation

The Committee's focus is to set competitive pay levels on an annual basis, and to ensure a significant portion of compensation is performance-based. Consistent with the philosophy that a majority of total direct compensation should be "at risk," the named executive officers received, on average, approximately 15% of their total direct compensation for 2012 in base salary and approximately 85% in variable incentive compensation (based on the grant date fair value of 2012 equity incentive awards).

2012 Operating Environment

High levels of concern over geopolitical, regulatory and global economic uncertainty remained an overhang on global markets, and especially investor sentiment, in 2012. Concerns over the European banking crisis, political unrest in Greece and slowing economic growth in China persisted over the course of the year. Late in the year, speculation about the outcome of the U.S. presidential election and, subsequently, the resolution of the impending "fiscal cliff" contributed heavily to market sentiment. Investors remained decisively risk-averse and did not exhibit an appetite for re-risking their portfolios at any point during 2012, continuing to invest in the perceived relative safety offered by fixed income products and seeking yield. Notwithstanding continued volatility and outflows in all but one month of the year in equity products, the domestic equity markets saw relatively strong growth, with the S&P 500 Index increasing 16% for the year.

Despite ongoing global and market difficulties encountered throughout 2012, the Company produced strong results through the resilience of our investment management skill, the strength of our distribution model and a deep, diversified product line-up.

- Our 2.8% organic growth rate contributed to year-end assets under management of $96.4 billion for 2012, an all time high, despite continued market volatility. Long-term performance of our mutual funds was solid with 64%, 71% and 78% of all mutual fund assets and 67%, 73% and 81% of all equity assets outperforming their Lipper peer group average on a one, three and five-year basis, respectively. Additionally, for the fifth consecutive year, either the Ivy Funds or Waddell & Reed Advisors Funds family has occupied the No. 1, 2 or 3 spot in terms of performance for the five-year rankings in the annual survey of "Best Mutual Fund Families" as ranked and published by *Barron's*. In 2012, Ivy Funds ranked No. 2 over the five-year period ending December 31, 2012, after ranking No. 1 in 2011.

- Annual gross sales across all three of our distribution channels reached its second highest level of $21.9 billion, a decrease of only 8% over 2011's record high. The Wholesale channel posted $15.3 billion in gross sales and continued to make meaningful progress in product sales diversification as our top-selling fund accounted for 32% of sales in 2012 compared to 42% in 2011, and six of our 10 largest funds, which account for 94% of our assets in this channel, saw increased sales volume over last year. Our Advisors channel achieved gross sales of $4.1 billion, its highest level to date and a 7% increase over 2011, while maintaining a 10.0% redemption rate, less than half of the 26.3% industry average. Advisor productivity improved 7.9% to an all-time high of $168,000 per advisor. Our Institutional channel attained gross sales of $2.5 billion and institutional assets of $11.8 billion mark a new year-end high. Institutional search activity was robust, and we continued to see demand for products long marketed in that channel, plus growing demand for strategies that are relatively new to the channel.
- While we are generally perceived as an equity manager, our broad product line allowed us to adapt to an equity averse environment and meet investors shifting preferences towards bonds. The market challenges of 2012 led to industry wide outflows in actively managed equity funds of more than $150 billion. Our ability to market more conservative investments produced $7.2 billion in sales of fixed income products for the year, an 87% increase over 2011. The breadth and quality of our product line, and our flexibility and expertise in marketing it, were central to our success in the face of 2012's market volatility and investor unease.

Throughout another turbulent year in the financial markets, particularly with respect to the equity markets, we produced significant accomplishments in 2012. Management demonstrated its capacity to perform well across the challenging economic environment and disruptive market cycles by leveraging its investment management and marketing skills, which translated into record levels of net income, earnings per share, both operating revenues and income, sustained organic growth for the seventh consecutive year, and strong performance across several other financial and operational measures, including a 12% increase in earnings per share (our fifth consecutive year of increases), an improved operating margin and a 12% increase in our dividend payout rate to stockholders. We continue to work hard to ensure our firm's ability to compete, succeed and – most important – serve investors well across the many different market cycles and business challenges that companies in our business inevitably face.

Base Salary

We provide our named executive officers with a base level of monthly income for the expertise, skills, knowledge and experience they offer to our management team. Base salaries are reviewed annually by the Committee.

Mr. Herrmann did not receive a salary increase for 2012 and has not received a salary increase since 2008. The Committee reviewed the base salary of each named executive officer for 2012 and, based on a determination that salary levels were sufficiently competitive and on Mr. Herrmann's recommendations, the Committee approved no salary increases for the other named executive officers for 2012, and did not increase Mr. Herrmann's base salary.

For a further description of the base salaries paid to the named executive officers in 2012, please refer to the Summary Compensation Table below.

Annual Performance-Based Incentive Awards

Our named executive officers are eligible to receive annual performance-based incentive awards under the Executive Incentive Plan. These incentive awards, granted from cash and restricted stock bonus pools, provide an incentive for consistent annual performance in building stockholder value, align our executives' interests with that of our stockholders, and encourage retention and a long-term commitment to the Company, all of which are reinforced by the vesting provisions of our equity incentive awards. The

size of the bonus pools are determined upon the achievement of pre-established performance goals that are set by the Committee in the first quarter of each year.

The Committee has discretion to designate the senior executive officers of the Company that are eligible to receive such incentive awards, as well as to set the percentage of the incentive bonus pools each participant is entitled to earn upon achievement of the performance goals, as discussed below. Notwithstanding the foregoing, the Committee may, in its discretion, award compensation that is not contingent upon the achievement of performance goals or reduce or eliminate entirely the amount of incentive awards payable to any participant upon attainment of the performance goals, but any such reduction may not increase the awards of another participant. In the event the Committee awards compensation that is not contingent upon the achievement of performance goals, the award may not be deductible by the Company under Section 162(m) of the Internal Revenue Code ("Section 162(m)").

Determination of Bonus Pools. Since 2003, performance-based incentive awards have been based on bonus pool formulas established under the Executive Incentive Plan. For 2012, the size of the bonus pool available for cash incentive awards was based upon 6% of the Company's 2012 "adjusted operating income," defined as net income increased by interest expense; federal, state and local income taxes; executive cash incentive awards; extraordinary or non-recurring losses; and losses from publicly-disclosed acquisitions in 2012 (including a $44 million non-recurring non-cash loss in 2012 related to the sale of a group of subsidiaries) and decreased by extraordinary or non-recurring gains, and gains from publicly-disclosed acquisitions (of which there were none), for a total of $19,268,280 for 2012.

Operating income is used by the Company and investors as a measure of the Company's underlying profitability and fluctuates with the Company's performance, which in turn creates a bonus pool that moves with the Company's performance. It is adjusted in order to provide a measure of performance that reflects the influence and contributions of each executive on a relatively equal basis and excludes items that, for example, may be disproportionately influenced by the business decisions of one executive more than others, or that are not indicative of our business and economic trends. This results in a measure of our executive officers' management of the Company's operating business as a whole. In setting the discretionary 6% threshold, the Committee considered industry practice, recommendations of the compensation consultant regarding the performance measure, the number of executive officers participating in the Executive Incentive Plan, historical operating results, the need to have the ability to reward extraordinary performance, when and if achieved, and cash incentive awards granted in prior years.

Similar to prior years, equity incentive awards were based upon the attainment of a 40% "adjusted return on equity" or "adjusted ROE" defined as stockholders' equity increased by executive cash incentive awards, extraordinary or non-recurring losses, and losses from publicly-disclosed acquisitions in 2012 (including a $44 million non-recurring non-cash loss in 2012 related to the sale of a group of subsidiaries), and decreased by extraordinary or non-recurring gains, and gains from publicly-disclosed acquisitions in 2012 (of which there were none). The Company's adjusted ROE in 2012 was 59%. Return on equity is a measure of how well the Company uses stockholders' equity to generate net income. Upon the attainment of a 40% adjusted ROE, 420,000 shares of the Company's Class A common stock were eligible for issuance from the restricted stock bonus pool. In setting the discretionary 40% threshold and the maximum 420,000 share level, the Committee considered adjusted return on equity for the industry, the number of senior executive officers participating in the Executive Incentive Plan, historical equity incentive awards, the need to have the ability to reward extraordinary performance, when and if achieved, and the expected difficulty of achieving the desired results.

The Committee annually reviews the discretionary maximums and thresholds of 6%, 40% and 420,000 shares of the Company's Class A common stock when it sets the performance goals, and did so in February 2012 for 2012 awards, subjectively determining that these amounts reflect industry standards, adequately fund potential bonuses, and provide sufficient capacity to reward extraordinary performance, when and if

achieved. Additionally, the Committee believes that these amounts are reasonable and fair to the Company and all stakeholders.

Percentage Allocations. The maximum percentage of the bonus pools that each executive is eligible to receive is based on the Committee's subjective judgment and primarily determined relative to each individual's scope of authority and complexity of responsibilities. The Committee also takes into consideration internal equity within the bonus structures and the overall compensation structure of individual positions, such as commissions, current stock holdings or dividends.

As the Company's Chief Executive Officer, Mr. Herrmann has comprehensive oversight and management responsibilities across the entire organization and is held primarily responsible for the Company's financial results. Our investment management division, which Messrs. Avery and Sanders oversee, and our distribution organization, which Mr. Butch oversees, represent the two business units with the most influence on our success and the creation of stockholder value. Messrs. Avery and Sanders also serve as portfolio managers for mutual funds collectively representing approximately 36% of the Company's assets at year end, and various institutional accounts for which they are eligible to receive cash commissions as described below under "Portfolio Manager Revenue Sharing."

For 2012, the Committee designated Messrs. Herrmann, Connealy, Avery, Butch and Sanders eligible to earn 25%, 10%, 25%, 20% and 20%, respectively, of the cash bonus pool and 25%, 10%, 25%, 20% and 20%, respectively, of the restricted stock pool, consistent with the philosophy that individuals with greater roles and the ability to directly impact the Company's performance goals and long-term results should bear a greater proportion of the risk if our performance measures are not achieved.

Use of Negative Discretion. Pursuant to Section 162(m) and the Executive Incentive Plan, the Committee may exercise its discretion to pay actual bonus amounts that are less than the maximum amounts that the named executive officers are eligible to receive upon the achievement of the objective pre-established performance goals determined by the Committee. The maximum cash or equity incentive award that each named executive officer is eligible to receive, calculated as the percentage of the bonus pools assigned to each named executive officer, is not an expectation of actual bonus amounts that will be paid to the named executive officers, but a cap on the range of compensation ($0 to the maximum amount) that an individual may be paid while maintaining the tax deductibility of the bonus as "performance-based" compensation for purposes of Section 162(m). The maximum incentive award amount may be awarded under extraordinary circumstances or for extraordinary performance, although the Committee more often determines incentive awards that are less than the maximum amount the named executive officer is eligible to earn. This provides the Committee with the flexibility to compensate executives for truly exceptional performance without paying more than is necessary to incentivize and retain our named executive officers. The Committee believes that this bonus structure is in the best interests of stockholders because it enables the most prudent use of Company assets by maximizing the deductibility of performance-based compensation while empowering the Committee to pay only those amounts it determines are necessary to appropriately compensate executives.

2012 Performance-Based Incentive Awards. In determining 2012 incentive compensation awards, the Committee considered the Company's performance for the year and Mr. Herrmann's recommendations based on his assessment of the other named executive officers' individual performance and contributions.

The Committee accepted Mr. Herrmann's recommendations with respect to 2012 cash incentive awards for the other named executive officers, and awarded Messrs. Herrmann, Connealy, Avery, Butch and Sanders awards of $3,000,000, $600,000, $1,500,000, $1,000,000 and $300,000, respectively. The cash incentive awards for Messrs. Herrmann, Connealy, Avery and Butch in 2012 were awarded at the same level as those awarded in 2011. The award for Mr. Sanders decreased by $200,000, or 40%, from that of 2011, consistent with compensation policies related to Mr. Sanders' mutual fund portfolio management

responsibilities. The Committee believed that these cash incentive award amounts were appropriate, despite strong relative Company performance and individual performance and contributions described below, due to the continuing uncertain economic environment and challenging market cycles faced by the Company and the asset management industry.

The Committee also accepted Mr. Herrmann's recommendations with respect to equity incentive awards for the other named executive officers, and awarded Messrs. Herrmann, Connealy, Avery, Butch and Sanders awards of 100,000, 42,000, 80,000, 70,000 and 60,000 shares of restricted stock, respectively. The Committee believes that equity incentive awards must be sufficient in size to provide a strong, long-term performance and retention incentive for executives, and to increase their vested interest in the Company. These equity incentive awards vest in 33⅓% increments annually, beginning on the second anniversary of the grant date. The Committee granted these equity incentive awards pursuant to the Executive Incentive Plan from the shares reserved for issuance under the Stock Incentive Plan, as reported in the 2012 Grant of Plan-Based Awards Table below.

The 2012 equity incentive awards for Messrs. Herrmann, Connealy, Avery and Butch remained flat with 2011 share levels, consistent with the same rationale the Committee followed in determining cash incentive awards. The 2012 equity incentive award for Mr. Sanders decreased by 20,000 shares, or 25%, from his 2011 award, relative to his portfolio management responsibilities discussed above with respect to his cash incentive award.

To the extent that the value of the Company's stock increases (or decreases) over time, the value of the shares allocated to the restricted stock bonus pool (and the value of the shares awarded to named executive officers) will increase (or decrease), even if the total number of shares in the pool does not. Total annual incentive compensation (*i.e.*, the aggregate value of the cash incentive award and equity incentive award) for the named executive officers increased over 2011 due to the increase in value of equity incentive awards. While the share amounts for equity incentive awards in 2012 to named executive officers did not increase, and in one case decreased, from 2011 awards, the value of the awards for Messrs. Herrmann, Connealy, Avery and Butch increased by 40.6% in correlation with the 40.6% increase in the price of our stock as of the December 31, 2012 grant date. Total annual compensation for Mr. Sanders increased by 5.43% due to the reduction in the number of shares comprising his equity incentive award, offset by the increase in stock price.

The 2012 annual incentive compensation awards described above reflect the Committee's determination to (1) reward the named executive officers for the degree to which strong relative corporate and executive performance continued during the challenging markets of 2012, particularly with respect to our overall strong financial performance, a number of record-setting operational metrics and consistently competitive investment performance, and (2) reflect, as appropriate, differences in the named executive officers' scope of authority and responsibilities, the assumption of additional responsibilities, and an appropriate balance of total direct compensation between cash and equity.

Mr. Herrmann discussed with the Committee the following individual performance considerations that impacted his award recommendations:

- Mr. Connealy: Mr. Connealy directs the Finance Division and oversees all financial matters for the Company, including corporate performance measurement, strategic planning and budgeting, and investor relations. In the midst of a volatile market environment during 2012, Mr. Connealy's financial leadership once again was critical in maintaining cost controls throughout the organization. Financial forecasting processes and system enhancements were leveraged to proactively address market volatility and the financial impacts of market movements. Mr. Connealy oversaw the negotiation, and the eventual divestiture, of the Legend group of subsidiaries during the year. Mr. Connealy also oversaw the Company's capital management initiatives during the year, including the return of nearly $220 million to shareholders through a combination of share repurchases and regular and special dividends, resulting in a payout ratio of 89% for 2012. The

Company's earnings per share from continuing operations, net income from continuing operations and operating margin all increased compared to 2011.

- Mr. Avery: Mr. Avery was appointed President of the Company in 2011 and is charged with overall responsibility of the investment management division, which continued to expand in 2012 as Mr. Avery assumed more administrative responsibilities in that role. Under Mr. Avery's leadership, our investment team successfully navigated what became the fifth consecutive year of challenging market environments. Relative long-term performance remained competitive, with over 78% of mutual fund assets under management outperforming their Lipper peer group average on a five-year basis, while performance of our equity funds was strong with 67%, 73% and 81% of our equity assets outperforming their Lipper peer group average on a one, three and five-year basis, respectively. Mr. Avery also has significant investment responsibilities throughout the organization, managing or co-managing over 15 investment products, including five mutual funds, the most notable of which is our flagship Ivy Asset Strategy fund, which comprises nearly 27% of our total assets under management, and eight funds of funds and portfolios within the Ivy VIP Pathfinder and InvestEd families. In addition to his investment management responsibilities, Mr. Avery continues to play a key role in marketing the Company's funds through collaboration with our wholesalers.

- Mr. Butch: Mr. Butch is responsible for all aspects of the Company's distribution strategies and initiatives, including sales, marketing, product development, and management of the Company's broker/dealer subsidiaries and their strategic relationships with key business partners. In 2012, Mr. Butch assumed responsibility for the Institutional channel, in addition to his responsibilities for the Advisors and Wholesale channels, giving him executive management responsibility for all three distribution channels. Under his leadership, distribution success continued to excel in 2012, despite a volatile market environment. In the Advisors channel, gross sales volume reached $4.4 billion, the highest level in Company history, and productivity per advisor reached $168,000, an all-time high and 8% improvement over 2011. The redemption rate for this channel remains consistently low, at 10% in 2012, significantly below industry standard levels, lending to superior long-term profitability. In the Wholesale channel, the continuing focus on product sale diversification efforts resulted in 32% of sales in our highest-selling fund in the channel, the lowest level of concentration since taking the Ivy Funds to market in 2003. Mr. Butch has demonstrated superior management skills in leading the growth in the Wholesale channel, as well as with respect to the increasing complexity of our retail distribution model. Mr. Butch also led the development of a comprehensive branding strategy and campaign for the Ivy Funds, launched in the first quarter of 2011, and contributed to strengthening the Ivy Funds' identity and further supporting business development among its key constituencies in 2012. For these and other efforts, Mr. Butch was named "Fund Marketer of the Year" in 2012 at the industry's largest awards ceremony sponsored by the Institutional Investor family of publications.

- Mr. Sanders: Appointed Senior Vice President and Chief Investment Officer in February 2011, Mr. Sanders works in partnership with Mr. Avery and oversees our investment management division on a day-to-day basis, including the development of strong investment professionals and the direction of investment processes and organizational capabilities to support our long-term investment strategies. His role as Chief Investment Officer continued to expand in 2012 with the assumption of more administrative responsibilities in that role. Under Mr. Sanders' direction and guidance, our team of portfolio managers, analysts and traders employed a collaborative, research-based investment process that provided a strong foundation during 2012's volatile markets. Mr. Sanders also has multiple investment responsibilities, including the co-management of three of the Company's mutual funds and numerous institutional accounts for which he serves as portfolio manager, all of which comprise approximately $8.5 billion, or 8.9%, of our total assets under management. He is also extensively involved in proposals for new business and the on-going

marketing process and servicing of institutional accounts in the large-cap growth arena, which include domestic and international accounts.

The Committee believes that the levels of cash and equity incentive compensation awarded in 2012 appropriately reflect corporate performance and individual contributions and maintain a high level of incentive for retention and future performance, which is consistent with the Company's executive compensation objectives. This determination is not a formulaic process, but rather involves the exercise of discretion and subjective judgment by the Committee taking into account the above referenced information. For a further description of the incentive awards paid to each of the named executive officers in 2012, please refer to the Summary Compensation Table below.

Deferred Compensation

Shortly after our initial public offering in 1998, the Company determined that the retirement benefits that previously had been offered to certain executive officers under the benefit plans of our former parent company were insufficient. Based on this determination, the Company adopted the Supplemental Executive Retirement Income Plan, as amended and restated (the "SERP") to supplement retirement benefits provided by the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan, as amended and restated (the "401(k) Plan") and the Waddell & Reed Financial, Inc. Retirement Income Plan, as amended and restated (the "Pension Plan"), to retain executive talent and to maintain a competitive total compensation package. At the time of adoption, three executives were eligible to participate in the SERP; Mr. Herrmann is the only participant who remains with the Company and participates in the SERP. In 2007, the Committee determined that retirement benefits payable under the Pension Plan and SERP were sufficient to provide Mr. Herrmann with adequate retirement income, and that therefore, no non-formula discretionary contribution would be made by the Company in future years.

In addition, the Company administers the Portfolio Managers Deferred Compensation Plan, as amended and restated (the "Portfolio Managers Plan"). Designated portfolio managers and assistant portfolio managers are required to defer 30% of their annual cash bonus into selected hypothetical investment vehicles, which must include one or more of the mutual funds or series of mutual funds managed by the participant, and may include other equity or fixed income funds managed by the Company. Participants' accounts are annually credited (or charged) with an amount equal to the performance of the selected hypothetical investment vehicles since the last preceding year. Messrs. Avery and Sanders participated in the Portfolio Managers Plan as portfolio managers in years prior to 2011.

For a description of material plan provisions and further information on SERP benefits payable to Mr. Herrmann and benefits payable to Mr. Sanders under the Portfolio Managers Plan, please refer to "Nonqualified Deferred Compensation Plans" below.

Retirement Benefits

We provide retirement benefits to all of our employees, including the named executive officers, through the Pension Plan and the 401(k) Plan. These plans are designed in combination, along with the SERP, to provide an appropriate level of replacement income upon retirement.

In 2012, the Company made matching contributions equal to $10,000 for each of the named executive officers under the 401(k) Plan. For a description of material provisions of the Pension Plan, please refer to "Pension Benefits" below.

Portfolio Manager Revenue Sharing

Portfolio managers who manage institutional accounts with certain investment styles are eligible to participate in revenue sharing arrangements in recognition of their direct role in the sales process in the institutional sales market, as well as their continued role in client service throughout the life of the account. Under these arrangements, participating portfolio managers are eligible to receive a percentage, which decreases over a number of years, of the management fees earned by the Company, allocated among multiple portfolio managers who manage accounts of the same investment style. Specifically, participants share in up to 20% of the management fees generated during the first year, up to 15% during the second year and up to 5% thereafter for (1) new accounts owned by institutional clients, (2) contributions to such accounts equal to 20% or more of the account's market value at the time of such contribution, and (3) accounts with daily or weekly net contributions that aggregate, on the anniversary date of the account, to 10% or more of the account's market value. The percentage amount that participants are eligible to receive varies by investment style.

Messrs. Avery and Sanders received revenue sharing compensation in 2012 related to their portfolio management responsibilities in 2012 as described in footnote 4(k) of the Summary Compensation Table below.

Personal Benefits and Other Perquisites

The named executive officers are eligible to participate in the Company's active employee flexible benefits plans, which include medical, vision, life insurance, long-term disability coverage, and post-retirement medical benefits until age 65 and are generally available to all Company employees. Additionally, all of the Company's employees are entitled to vacation, sick leave and other paid holidays, and may be eligible for severance payments under a severance pay plan further described below. The Committee believes that the Company's commitment to provide the employee benefits summarized above recognizes that the health and well-being of the Company's employees contribute directly to a productive and successful work life that enhances results for the Company and its stockholders.

The Company provides all full-time employees with (1) life insurance coverage equal to two times the sum of the employee's current base salary plus the prior year's bonus/commissions, up to a maximum of $2 million in coverage, and (2) long-term disability coverage equal to 60% of the employee's current base salary, plus the prior year's incentive compensation, up to a maximum annual benefit of $90,000 ($240,000 for designated senior executives based on job grade). However, Mr. Herrmann's life insurance coverage under the Company's general program is limited to $50,000 and is supplemented by an endorsement style split-dollar insurance policy, to provide Mr. Herrmann with competitive benefits and replace coverage that is not offered to him under the Company's group life insurance program. This policy is owned, and the premiums are paid, by the Company (with the beneficiary selected by Mr. Herrmann in the event of his death prior to a termination of his service) and is governed by an agreement that entitles Mr. Herrmann to elect to have the policy transferred to him following a termination of the agreement (other than due to death), provided that Mr. Herrmann pays to the Company the greater of the aggregate premiums that the Company has paid on the policy or the then net cash surrender value of the policy. In the event the policy remains in force until Mr. Herrmann's death, the Company is entitled to receive the greater of the then current net cash surrender value of the policy or the total of all Company-paid premiums to date. Mr. Herrmann is not entitled to any interest in the cash surrender value of this policy.

For further information on the premiums paid on Mr. Herrmann's insurance policy, please refer to the Summary Compensation Table below.

In addition to the personal benefits discussed above, the named executive officers receive the following perquisites:

Company Aircraft

Pursuant to the Company's Aircraft Policy, the named executive officers and other management employees are provided use of Company aircraft for business purposes. Additionally, pursuant to an executive security program established by the Committee and approved by the Board, the Company encourages Mr. Herrmann to use Company aircraft for personal as well as business travel when practicable. The other named executive officers are provided use of Company aircraft for personal travel in limited circumstances.

From time to time, executives may be accompanied by family members invited to attend business functions, which is deemed "personal use" of the Company aircraft by the Internal Revenue Service for tax purposes. Although the Company does not incur any incremental costs for such "personal use," the taxable value of such use, calculated pursuant to Internal Revenue Service guidelines, is imputed as income to the named executive officers. We provide tax gross-up reimbursements relating to taxable values imputed to the named executive officers for such "personal use" of Company aircraft. The methodology used to determine the Company's incremental cost for personal aircraft usage is described in footnote 4(d) of the Summary Compensation Table below.

Financial Services

The Company provides each named executive officer with an allowance for financial counseling services, which may include financial, estate and/or tax planning, and tax preparation assistance. The Committee believes providing this perquisite allows the named executive officers to more efficiently manage their time and financial affairs and to focus more time and attention on the Company's business issues.

Other Perquisites

The Company also provides the named executive officers (1) reimbursement of country club membership dues, (2) an annual executive physical, (3) travel insurance policies for the named executive officers and, at their election, their immediate family members, and (4) access to tickets to various sporting, civic, cultural, charity and entertainment events if the event tickets are not otherwise being used for business purposes. For further information on perquisites received by the named executive officers in 2012, please refer to the "All Other Compensation" column of the Summary Compensation Table below.

The Committee has determined to offer the above-described personal benefits and perquisites in order to attract and retain the named executive officers by offering compensation opportunities that are competitive with the Company's peers. The Committee believes these benefits and perquisites provide a more tangible incentive than an equivalent amount of cash compensation. In determining total compensation payable to the named executive officers for 2012, the Committee considered these benefits and perquisites. However, as these benefits and perquisites represent a relatively insignificant portion of the named executive officers' total compensation, they did not materially influence the Committee's decision in setting such officers' total compensation.

Equity Compensation Program in General

The Company maintains an equity compensation program for key employees, including the named executive officers, in order to attract and retain employees who contribute to the Company's success, to provide incentives that enhance job performance, and to enable those persons to participate in the long-term success of the Company. In recent years, these awards have been in the form of restricted stock.

Restricted stock awards typically vest in 33⅓% increments annually, beginning on the second anniversary of the grant date. As disclosed in prior years' proxy statements, a limited number of awards have been granted that vest in 20% and 50% increments annually, beginning on the first anniversary of the

grant date. All restricted stock awards are classified in the Company's financial statements as equity awards.

The Committee has approved, and will continue to approve, all grants of equity compensation. Although Company management, including the Chief Executive Officer, makes recommendations to the Committee from time to time on the form and amount of equity incentive awards to be granted to Company employees, such awards are approved by the Committee; the Committee does not expect to delegate such approval authority to the Company's executive officers or any subcommittee in the foreseeable future. Additionally, the Committee determines the grant date of all equity incentive awards; the Company's executive officers may not unilaterally select the grant date of awards. In February 2012, at the same time the Committee approved the 2012 performance goals, the Committee set the grant date for the named executive officers' 2012 equity incentive awards as December 2012. The 2012 equity incentive awards for the named executive officers were granted on December 31, 2012, the last day of the performance period for which the incentive awards were earned. Equity incentive awards for all awardees, other than participants in the Executive Incentive Plan, are awarded on April 2nd of each year. The named executive officers receive their equity incentive awards in December, in lieu of April, for administrative purposes only.

Notwithstanding the foregoing, grants of equity incentive awards have been made in months other than December and April on a very limited basis, but these occurrences did not involve grants to executive officers as an isolated group. The Company does not have a formal policy on timing equity incentive awards in connection with the release of material non-public information to affect the value of compensation. In the event that material non-public information becomes known to the Committee prior to granting equity incentive awards, the Committee will take the existence of such information under advisement and make an assessment in its business judgment whether to delay the grant of the award in order to avoid any impropriety.

Tax Considerations

Section 162(m) places a limit of $1,000,000 on the amount of compensation the Company may deduct for federal income tax purposes in any one year with respect to the Company's Chief Executive Officer and the next three most highly compensated officers, excluding the Chief Financial Officer. However, compensation that is "performance-based" (*i.e.*, compensation that is paid pursuant to pre-established objective performance goals that are based on criteria approved by the stockholders and is determined and administered by the Committee according to related regulations) is excluded from this $1,000,000 limitation and is deductible by the Company.

In reviewing the effectiveness of the executive compensation program, the Committee considers the anticipated tax treatment to the Company and to the named executive officers of various payments and benefits, including deductibility under Section 162(m). However, the deductibility of certain compensation payments depends upon the timing of an executive's vesting or exercise of previously granted awards, as well as interpretations and changes in the tax laws and other factors beyond the Committee's control. For these and other reasons, including to maintain flexibility in compensating the named executive officers in a manner designed to promote varying corporate goals, the Committee will not necessarily, or in all circumstances, limit executive compensation to that which is deductible under Section 162(m) and has not adopted a policy requiring all compensation to be deductible.

Section 280G of the Internal Revenue Code disallows the deduction of any "excess parachute payment" paid in connection with certain change in control events. A portion of the amount payable to Mr. Herrmann pursuant to his Change in Control Employment Agreement with the Company, including the excise tax gross-up described below, may constitute an "excess parachute payment" and will not be deductible by the Company. In contrast to Section 162(m), amounts payable in connection with a change in control transaction cannot easily be designed to avoid treatment as "excess parachute payments."

Although the Committee is aware of the possibility of a lost deduction in connection with these payments and intends to take reasonable actions to preserve the deductibility of amounts payable to Mr. Herrmann to the extent possible, as further described in "Change in Control Employment Agreement with the Chief Executive Officer" below, the Committee does not believe it is appropriate for tax considerations to be determinative in the design of Mr. Herrmann's agreement.

The Committee will consider various alternatives to preserving the deductibility of compensation payments and benefits to the extent reasonably practicable and to the extent consistent with its other compensation objectives. To this end, the Committee annually establishes performance criteria in an effort to ensure deductibility of the cash and equity incentive awards made under the Executive Incentive Plan. Base salary does not qualify as performance-based compensation under Section 162(m).

Stock Ownership Guidelines

To reinforce the importance of aligning the financial interests of the Company's directors and named executive officers with stockholders, the Board has approved minimum stock ownership guidelines for the directors and executive officers, including the named executive officers. Directors are required to maintain stock ownership equal in value to five times such director's annual cash retainer. The Chief Executive Officer is required to maintain stock ownership equal in value to five times his base salary and the other executive officers are required to maintain stock ownership equal in value to three times their base salary. The value of minimum stock ownership that must be maintained is based upon, and shall be fixed at, the annual cash retainer or base salary paid at the time such director or executive officer initially becomes subject to such ownership guidelines. Directors and executive officers are expected to be in compliance with the applicable ownership level within five years of becoming subject to the ownership guidelines. Stock ownership includes shares of the Company's Class A common stock over which a director or executive officer has direct or indirect ownership or control, including restricted stock or funds invested in the Company's 401(k) stock fund, but does not include shares underlying stock options. Currently, all of our directors and executive officers are in compliance with these stock ownership guidelines.

Change in Control Employment Agreement with the Chief Executive Officer

In December 2001, the Company entered into a Change in Control Employment Agreement with Mr. Herrmann (the "Agreement"). Except for Mr. Herrmann, none of the other named executive officers are a party to a change in control agreement. During 2012, the term of Mr. Herrmann's Agreement did not expire and was not extended, and the Agreement was not otherwise amended.

The Agreement provides for what is commonly referred to as a "double-trigger," which requires that both (1) a "change in control," and (2) the termination of Mr. Herrmann's employment must occur before Mr. Herrmann receives any benefits under the agreement. Mr. Herrmann is not eligible to participate in our Severance Pay Plan for Home Office Employees. The only severance protection provided to Mr. Herrmann is upon a qualifying termination of his employment following a change in control of the Company.

The Committee has determined that it is in the best interest of the stockholders to maintain this agreement in light of Mr. Herrmann's depth of knowledge, experience and tenure with the Company, his status as a leader within the Company and the industry, and the need to ensure stable management during any potential change in control. The Committee does not view the potential benefits conferred by the Agreement as additional elements of compensation due to the fact that a change of control may never occur. The Committee believes that the agreement permits Mr. Herrmann to focus his attention and energy on the Company's business without any distractions regarding the effects of a change in control, and assists the Company in maximizing stockholder value by allowing Mr. Herrmann to participate in an objective review of any proposed transaction and whether such proposal is in the best interest of the stockholders.

None of the information related to this agreement and reviewed by the Committee was used in determining Mr. Herrmann's compensation. The Agreement stands on its own and was not related to any overall compensation objectives at the time it was adopted, other than retention, and did not affect the Committee's decisions regarding other compensation elements.

- Cash Severance and Benefit Continuation: The Agreement provides a lump sum cash payment equal to 2.99 times Mr. Herrmann's base salary and annual bonus and the continuation of benefits under our benefit and insurance plans for a period of three years following termination. In addition, he will receive a lump sum payment equal to the highest annual incentive bonus paid to him in the three-year period ending on the date of his termination. The payment will be pro rated for the number of days worked by Mr. Herrmann in the year of termination. Change in control events frequently result in internal restructuring and the termination of executive management employees. The Committee believes it is appropriate and in the best interests of our stockholders to ensure that Mr. Herrmann will receive a payment equal to his base salary and annual bonus and to receive the benefit continuation that he would, but for his termination, have received during a fixed period following the change in control. Pursuant to the terms of the agreement, this period is three years, which the Committee believes is appropriate because it provides a substantial, but not an excessive, payment to Mr. Herrmann if he incurs a qualifying termination following a change in control.

- Additional Retirement Benefits: The Agreement also provides a lump sum cash payment equal to the excess of the actuarial equivalent of the benefits he would have received under the Company's Pension Plan and SERP had his employment with the Company continued for three years after the date of termination over the actuarial equivalent of his benefits actually paid or payable under such plans. The period during which these benefits are provided is the same fixed period described above with respect to cash severance and benefits continuation. Pursuant to the same rationale as described above, the Committee believes it is appropriate to provide to Mr. Herrmann an approximation of the tax-qualified and non-qualified retirement benefits he would have received had he continued employment with the Company for the same three year period of time determined to be appropriate by the Committee.

- Extended Exercise Period for Options: Pursuant to the Agreement, all vested equity-based awards granted under the Company's stock incentive plans will be exercisable for the remainder of their respective terms. Our stock option awards generally remain exercisable for a period of three months following a termination of employment with "cause" (as defined below) by the Company. All of Mr. Herrmann's outstanding stock options were exercised prior to December 31, 2009.

- Tax Gross-Up Payment: The Agreement provides for a tax gross-up payment in the event Mr. Herrmann is subject to the excise tax imposed on certain "excess parachute payments." The Committee believes that the tax gross-up provisions of the Agreement are appropriate to ensure that Mr. Herrmann receives the full value of the payments and benefits available under the Agreement. The Committee believes that the Agreement is structured to provide balanced and appropriate post-change in control severance benefits that eliminate any potential tension between the interests of our Chief Executive Officer and our stockholders. The imposition of the punitive taxes imposed by Section 4999 of the Internal Revenue Code on "excess parachute payments" significantly and adversely upsets that balance. Therefore, the Committee believes it is necessary, in order to satisfy its objectives in entering into the Agreement, to shield Mr. Herrmann from the negative tax consequences imposed on "excess parachute payments."

For a further description of the Agreement and potential payments thereunder, see "Potential Payments Upon Termination or Change In Control" below.

Executive Compensation in 2013

In December 2012, Mr. Herrmann recommended to the Committee that executive salaries for 2013 remain flat with 2012 levels for the other named executive officers, with the exception of Mr. Connealy, who received an increase of approximately 7% in recognition of the increased efficiencies and improved reporting capabilities achieved by the finance department. The Committee accepted Mr. Herrmann's recommendations, and also did not increase Mr. Herrmann's base salary for 2013.

On February 13, 2013, the Committee approved the 2013 performance goals pursuant to which performance-based incentive awards may be awarded to senior executive officers participating in the Executive Incentive Plan. Any such awards will be based on a cash bonus pool equal to 6% of our adjusted operating income and a 420,000 share restricted stock bonus pool that will be calculated in the same manner as awards granted for 2012. Participants in the Executive Incentive Plan will be eligible to receive allocations ranging from 10% to 25% of the cash bonus pool and 10% to 25% of the restricted stock bonus pool, as determined by the Committee. See "Analysis of 2012 Compensation" above for further information on the methodology under which 2013 awards will be calculated.

The foregoing discussion primarily describes the compensation philosophies, principles and practices the Committee utilized in setting executive compensation for the 2012 fiscal year. In the future, as the Committee continues to review each element of the executive compensation program, these philosophies, principles and practices may change.

EXECUTIVE COMPENSATION

Summary Compensation

The following table summarizes total compensation awarded, paid or earned by our named executive officers who served in such capacities during 2010, 2011 and 2012.

The named executive officers were not entitled to receive payments characterized as "Bonus" payments for the 2010, 2011 and 2012 fiscal years. Amounts reflected under "Non-Equity Incentive Plan Compensation" are performance-based cash incentive awards determined by the Compensation Committee in December of the respective year, based on performance goals set in February of the respective year.

The named executive officers' aggregate base salaries accounted for, on average, approximately 14% of their total compensation for 2012.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(3)	All Other Compensation ($)(4)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Henry J. Herrmann,	2012	1,000,000	-	3,482,000	-	3,000,000	18,440	127,520	7,628,001
Chief Executive	2011	1,000,000	-	2,477,000	-	3,000,000	21,277	170,428	6,668,705
Officer	2010	1,000,000	-	2,117,400	-	3,000,000	40,960	149,277	6,307,637
Daniel P. Connealy,	2012	420,000	-	1,462,440	-	600,000	45,910	21,106	2,549,456
SVP and Chief	2011	420,000	-	1,040,340	-	600,000	59,120	22,036	2,141,496
Financial Officer	2010	400,000	-	1,588,050	-	600,000	69,680	29,120	2,686,850
Michael L. Avery,	2012	680,000	-	2,785,600	-	1,500,000	139,700	231,715	5,337,015
President and	2011	680,000	-	1,981,600	-	1,500,000	158,415	232,389	4,552,404
Chief Investment Officer	2010	650,000	-	2,787,910	-	1,500,000	120,303	135,841	5,194,054
Thomas W. Butch,	2012	600,000	-	2,437,400	-	1,000,000	83,150	52,801	4,173,351
EVP and Chief	2011	600,000	-	1,733,900	-	1,000,000	81,813	38,267	3,453,980
Marketing Officer	2010	575,000	-	2,505,590	-	1,000,000	52,048	27,713	4,160,351
Philip J. Sanders,	2012	525,000	-	2,089,200	-	300,000	117,391	595,335	3,626,926
SVP and Chief	2011	525,000	-	1,981,600	-	500,000	80,388	778,562	3,865,550
Investment Officer	2010	N/A	-	N/A	-	N/A	N/A	N/A	N/A

(1) Represents the grant date fair value computed in accordance with ASC 718, disregarding any forfeiture assumptions. All awards are valued based on the closing market price of the Company's Class A common stock on the date of grant ($34.82 for awards granted December 31, 2012). Restricted stock awards are subject to accelerated vesting upon a change of control, death or disability.

(2) For 2012, represents the cash incentive awards made under the Executive Incentive Plan, which are discussed in further detail under "Analysis of 2012 Compensation" set forth above in the "Compensation Discussion & Analysis."

(3) For 2012, represents the actuarial increase in the present value of the named executive officers' benefits under the Pension Plan, which were determined based on a lump sum discount rate of 4.99% at December 31, 2011 and 4.22% at December 31, 2012, retirement age of 65 (or current age if greater), Internal Revenue Code Section 417(e) prescribed mortality rates for 2013 lump sums, and other assumptions set forth in footnote 10 to the Company's audited financial statements for the fiscal year ended December 31, 2012 included in the Company's Annual Report on Form 10-K filed with the SEC on February 27, 2013. For Mr. Sanders, the amount disclosed includes (i) $84,592 representing the actuarial increase in the present value of his benefit under the Pension Plan, and (ii) $32,799 representing above-market earnings on nonqualified deferred compensation, reflecting earnings in excess of 120% of the applicable federal long-term rate, assuming monthly compounding, of 2.76%.

(4) For 2012, represents the following, including the aggregate incremental cost to the Company of all perquisites or personal benefits where applicable:
   (a) Amounts for executive financial, tax or estate planning of $1,800 and $4,115 for Messrs. Connealy and Butch, respectively.
   (b) Country club membership dues of $9,061, $7,976 and $4,622 for Messrs. Herrmann, Connealy and Butch, respectively.
   (c) Convention allowance of $27,786 for Mr. Butch.
   (d) Amount for personal use of Company aircraft for Mr. Herrmann of $8,615. The value of personal aircraft usage reported above is based on the Company's direct operating costs. This methodology calculates our aggregate incremental cost based on the average weighted variable cost per hour of flight for fuel/oil expenses, mileage, trip-related maintenance, crew travel expenses, landing

fees and other miscellaneous variable costs. Since the Company's aircraft are used primarily for business travel, this methodology excludes fixed costs that do not change based on usage, such as pilot salaries, the cost of the aircraft, depreciation and administrative expenses. On certain occasions, an executive's spouse or other family member may accompany the executive on a flight when such person is invited to attend the event for appropriate business purposes. No additional direct operating cost is incurred in such situations under the foregoing methodology; however, the value of personal use of Company aircraft is imputed as income to the named executive officer. This value is calculated pursuant to Internal Revenue Service guidelines using Standard Industry Fare Level ("SIFL") rates, which are determined by the U.S. Department of Transportation.

(e) Tax gross-up reimbursement made by the Company in the amount of $842, $2,177 and $421 for Messrs. Connealy, Butch and Sanders, respectively, related to taxable values imputed to them for personal use of Company aircraft as determined for income tax purposes pursuant to Internal Revenue Service guidelines.

(f) Company contributions to the 401(k) Plan for Messrs. Herrmann, Connealy, Avery, Butch and Sanders of $10,000 each.

(g) A supplemental split-dollar life insurance policy premium paid by the Company on behalf of Mr. Herrmann of $65,607.

(h) Company contribution of $30,000 to Mr. Herrmann's SERP account.

(i) Amounts for personal use of entertainment tickets for Messrs. Herrmann, Connealy, Avery, Butch and Sanders of $4,038, $248, $140, $1,600 and $92, respectively.

(j) Executive physical of $2,141 for Mr. Butch.

(k) Revenue sharing payments of $221,335 and $584,822 for Messrs. Avery and Sanders, respectively, related to portfolio management of institutional accounts.

(l) Travel insurance policy premiums for Messrs. Herrmann, Connealy, Avery and Butch of $240, $240, $240 and $360, respectively.

The direct costs of executive financial, tax or estate planning; country club membership dues; convention allowance; the value of personal use of corporate aircraft (based upon SIFL rates); tax gross-up reimbursements; and Mr. Herrmann's split-dollar life insurance policy are imputed to the named executive officers, as applicable, and included as taxable income on their Form W-2s.

Grants of Plan-Based Awards

The following table reflects estimated possible payouts under incentive plans to the named executive officers during 2012. The Company's cash and equity incentive awards are granted to participants in the Executive Incentive Plan based upon pre-established performance goals set annually by the Compensation Committee with a performance period equal to the fiscal year for which the performance goals are set. The Executive Incentive Plan is an annual plan; both cash and equity incentive awards are determined, and generally paid (in the case of cash incentive awards) and granted (in the case of equity incentive awards) in the same fiscal year that such awards were earned.

The named executive officers are eligible to earn a maximum cash and equity incentive award for the fiscal year, calculated as certain percentages of the cash bonus pool and the restricted stock bonus pool assigned to each named executive officer. For 2012, Messrs. Herrmann, Connealy, Avery, Butch and Sanders were eligible to receive a maximum of 25%, 10%, 25%, 20% and 20%, respectively, of the cash bonus pool and 25%, 10%, 25%, 20% and 20%, respectively, of the restricted stock bonus pool.

Dividends are paid on awards of restricted stock at the same rate as is paid to all stockholders generally. Pursuant to ASC 718, the right to receive dividends is included in the calculation of the grant date fair value of the equity incentive awards set forth in the following table.

For more detailed information regarding awards paid to the named executive officers, please refer to "Analysis of 2012 Compensation" set forth in the "Compensation Discussion & Analysis" above.

2012 GRANTS OF PLAN-BASED AWARDS TABLE

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Possible Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(4)
		Thres-hold ($)	Target ($)(1)	Maximum ($)(2)	Thres-hold (#)	Target (#)(1)	Maximum (#)(3)				
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Henry J. Herrmann	12/31/12	0	2,408,535	4,817,070	0	52,500	105,000	-	-	-	3,482,000
Daniel P. Connealy	12/31/12	0	963,414	1,926,828	0	21,000	42,000	-	-	-	1,462,440
Michael L. Avery	12/31/12	0	2,408,535	4,817,070	0	52,500	105,000	-	-	-	2,785,600
Thomas W. Butch	12/31/12	0	1,926,828	3,853,656	0	42,000	84,000	-	-	-	2,437,400
Philip J. Sanders	12/31/12	0	1,926,828	3,853,656	0	42,000	84,000	-	-	-	2,089,200

(1) Represents the mid-point of the threshold and maximum possible payout amounts.

(2) Represents the maximum cash incentive award each named executive officer was eligible to receive for 2012 under the percentage assigned to each such officer for the cash bonus pool. For 2012, Messrs. Herrmann, Connealy, Avery, Butch and Sanders earned cash incentive awards of $3,000,000, $600,000, $1,500,000, $1,000,000 and $300,000, respectively. These awards are reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table above.

(3) Represents the maximum equity incentive award each named executive officer was eligible to receive for 2012 under the percentage assigned to each such officer for the restricted stock bonus pool. For 2012, Messrs. Herrmann, Connealy, Avery, Butch and Sanders earned equity incentive awards of 100,000, 42,000, 80,000, 70,000 and 60,000 shares of restricted stock, respectively, which vest in 33⅓% increments annually beginning on the second anniversary of the grant date. All awards are subject to accelerated vesting upon a change of control, death or disability.

(4) Represents the grant date fair value computed in accordance with ASC 718, disregarding any forfeiture assumptions and based on the number of shares of restricted stock actually granted upon achievement of the applicable performance criteria and the closing market price of the Company's Class A common stock on the December 31, 2012 grant date, which was $34.82.

Outstanding Equity Awards At Fiscal Year-End

The following table reflects outstanding stock options and shares of restricted stock held by the named executive officers as of December 31, 2012, the value of which is determined based on the number of shares of restricted stock granted and the $34.82 closing market price of the Company's Class A common stock on December 31, 2012.

2012 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Henry J. Herrmann	-	-	-	-	-	40,000(3)	1,392,800	-	-
						100,000(4)	3,482,000		
						100,000(5)	3,482,000		
Daniel P. Connealy	-	-	-	-	-	17,113(2)	595,875	-	-
						30,000(3)	1,044,600		
						42,000(4)	1,462,440		
						42,000(5)	1,462,440		
Michael L. Avery	-	-	-	-	-	32,003(2)	1,114,344	-	-
						52,666(3)	1,833,830		
						80,000(4)	2,785,600		
						80,000(5)	2,785,600		
Thomas W. Butch	-	-	-	-	-	29,336(2)	1,021,480	-	-
						47,333(3)	1,648,135		
						70,000(4)	2,437,400		
						70,000(5)	2,437,400		
Philip J. Sanders	-	-	-	-	-	40,000(2)	1,392,800	-	-
						60,000(5)	2,089,200		
						20,000(6)	696,400		
						38,000(7)	1,323,160		

(1) All unvested shares of restricted stock for Messrs. Herrmann, Connealy and Butch have been transferred to their personal trusts, other than for value, for estate planning purposes.
(2) These shares will vest on December 31, 2013.
(3) These shares will vest in 50% increments on December 31st of 2013 and 2014.
(4) These shares will vest in 33⅓% increments on December 31st of 2013, 2014 and 2015.
(5) These shares will vest in 33⅓% increments on December 31st of 2014, 2015 and 2016.
(6) These shares will vest on April 2, 2013.
(7) These shares will vest in 50% increments on April 2nd of 2013 and 2014.

Option Exercises and Stock Vested

The following table reflects stock options held by the named executive officers that were exercised in 2012 and shares of restricted stock held by the named executive officers that vested during 2012.

2012 OPTION EXERCISES AND STOCK VESTED TABLE

	Options Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)(1)**	**Value Realized on Vesting ($)(2)**
(a)	(b)	(c)	(d)	(e)
Henry J. Herrmann	-	-	20,000	696,400
Daniel P. Connealy	-	-	46,113	1,605,655
Michael L. Avery	-	-	79,337	2,762,514
Thomas W. Butch	-	-	74,004	2,576,819
Philip J. Sanders	-	-	92,333	3,131,826

(1) The number of shares received by Messrs. Herrmann, Connealy, Avery, Butch and Sanders upon vesting of these awards, net of shares withheld by the Company to cover associated tax liabilities, were 11,710, 38,330, 45,661, 43,332 and 54,062 shares, respectively.

(2) The value realized on vesting is based on the closing market price of the Company's Class A common stock on the vesting date.

Pension Benefits

The Pension Plan is a tax-qualified, non-contributory pension plan that covers all eligible employees of the Company who are 21 years of age or older and have one or more years of credited service. Benefits payable are generally based on a participant's years of credited service and their highest average earnings in any five consecutive years during the last ten years of service prior to retirement, or their "5-year average earnings." The retirement benefit amount payable upon normal retirement is calculated as (1) 2% of a participant's 5-year average earnings for each year of credited service (up to a maximum of 30 years), plus (2) 1% of a participant's 5-year average earnings for each additional year of credited service in excess of 30 years (up to a maximum of ten years); this amount is then reduced by a social security offset.

Earnings used to determine benefits include the amount shown in the "Salary" column of the Summary Compensation Table, but exclude all other elements of compensation and, for 2012, may not exceed $250,000 per year pursuant to limitations under the Internal Revenue Code. Because of this limitation, the compensation used to determine benefits payable under the Pension Plan for each of the named executive officers is $250,000.

Benefits under the Pension Plan vest 100% after five years, and are payable monthly for the retiree's lifetime beginning at age 65, or in a reduced amount as early as age 55 with at least ten years of credited service. Messrs. Herrmann and Connealy are currently eligible for normal retirement under the Pension Plan. Messrs. Avery and Butch are the only named executive officers eligible for early retirement; the early retirement reduction is 1/180th for each of the first 60 months preceding age 65, and 1/360th for each additional month. Upon a participant's retirement, benefits under the Pension Plan may be paid (1) pursuant to a variety of annuity options, which provide benefits during the retiree's lifetime and generally provide continuing benefits to a surviving spouse or other beneficiary, or (2) in a lump sum, which provides for an immediate lump sum equal to the actuarial value of the retiree's future benefits in lieu of receiving those benefits over their lifetime.

Messrs. Herrmann, Connealy, Avery, Butch and Sanders are credited with 39, 8.7, 31.65, 13 and 14 years of service, respectively. Under the Pension Plan, participants cannot be credited with years of service in excess of their actual years of service with the Company.

The following table reflects the actuarial present value of accumulated benefits payable to each of the named executive officers, including the number of years of service credited to each such officer, under the Pension Plan. These benefits were determined using a lump sum discount rate of 4.99% at December 31, 2011 and 4.22% at December 31, 2012, a retirement age of 65 (or current age if greater), Internal Revenue Code Section 417(e) prescribed mortality rates for 2013 lump sums, and other assumptions set forth in footnote 10 to the Company's audited financial statements for the fiscal year ended December 31, 2012 included in the Company's Annual Report on Form 10-K filed with the SEC on February 27, 2013. Benefits reflected below are estimates; the actual benefit payable is determined upon retirement or termination from the Company.

2012 PENSION BENEFITS TABLE

Name	Plan Name	Number of Years Credited Service (#)(1)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
(a)	(b)	(c)	(d)	(e)
Henry J. Herrmann	Pension Plan	39	1,501,333	0
Daniel P. Connealy	Pension Plan	8.7	408,859	0
Michael L. Avery	Pension Plan	31.65	1,155,502	0
Thomas W. Butch	Pension Plan	13	428,018	0
Philip J. Sanders	Pension Plan	14	406,426	0

(1) Mr. Herrmann has 41 years of actual service to the Company and 39 years of credited service under the Pension Plan. He does not receive credit for two years of service provided to the Company prior to January 1, 1974, the date upon which the Pension Plan was initially adopted by the Company, or additional benefits resulting from this difference.

Nonqualified Deferred Compensation Plans

SERP

The SERP is a non-qualified defined contribution deferred compensation plan that provides benefits to certain senior executive officers that are precluded under the 401(k) Plan and the Pension Plan. Currently, Mr. Herrmann is the only employee eligible to participate in the SERP.

Under the SERP, each calendar year the Company credits Mr. Herrmann's SERP account with (1) an amount equal to 4% of his base salary, less the amount of the maximum annual employer matching contribution that could be made on Mr. Herrmann's behalf under the 401(k) Plan, and (2) a non-formula discretionary contribution, as determined by the Compensation Committee in its discretion, which could be zero. Additionally, each calendar year, Mr. Herrmann's SERP account is credited (or charged) with an amount equal to the performance of certain hypothetical investment vehicles since the last preceding year. These hypothetical investment vehicles are generally available to Company employees participating in the 401(k) Plan; the rate of return for Mr. Herrmann's investment election was 0.02% for 2012. Upon Mr. Herrmann's separation (subject to the six month delay on certain termination payments imposed by the Internal Revenue Code), or at such other time based on a pre-existing election by him, benefits accumulated under the SERP are payable in installments or in a lump sum. As previously disclosed in 2007, the Compensation Committee does not intend to make any non-formula discretionary contributions to Mr. Herrmann's SERP account in the foreseeable future, and no such contribution was made in 2012.

Portfolio Managers Plan

Under the Portfolio Managers Plan, designated portfolio managers and assistant portfolio managers are required to defer 30% of their annual cash bonus into selected hypothetical investment vehicles, which must include one or more of the mutual funds or series of mutual funds managed by the participant, and may include other equity or fixed income funds managed by the Company. Participants' accounts are annually credited (or charged) with an amount equal to the performance of selected hypothetical investment vehicles since the last preceding year. Mandatory deferrals required under the plan are protected against investment losses to the extent the aggregate amount distributed from the plan with respect to a deferral is less than the initial deferral amount. Except as otherwise provided in the plan, cash bonus awards deferred under the plan are forfeitable in the discretion of the committee administering the plan if the participant is terminated by the Company or resigns (other than due to retirement). Generally, amounts deferred under the plan and not previously withdrawn are payable in a lump sum within 90 days upon a participant's retirement, total disability, death, resignation or termination without cause (subject to the six month delay on certain termination payments imposed by the Internal Revenue Code). "Retirement" means the date of a participant's resignation on or after the later of his or her 55th birthday or the third anniversary of participation in the plan. Additionally, at the participant's election, in-service withdrawals begin in the fourth plan year. All distributions and withdrawals under the plan will be made in cash or other property at the plan administrator's discretion. Mr. Sanders is a portfolio manager for three of the Company's mutual funds, and as such, participated in this plan in prior years; however, effective 2011, he is no longer subject to mandatory deferrals under this plan, although he will continue to receive distributions of previously deferred compensation until all such compensation is paid out. For 2012, Mr. Sanders selected the Ivy VIP Portfolios Growth fund and a composite index comprised of all non-fund large cap growth institutional accounts as his investment vehicles, in 50% allocations each, which had a blended 12.3% rate of return in 2012. As previously disclosed, Mr. Avery is a former participant in the Portfolio Managers Plan and received his final distribution in 2011. Except for Mr. Sanders, none of the other named executive officers participate in the Portfolio Managers Plan.

The following table reflects nonqualified deferred compensation payable to the named executive officers under the SERP and the Portfolio Managers Plan, as applicable.

2012 NONQUALIFIED DEFERRED COMPENSATION TABLE

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)(1)	Aggregate Earnings in Last Fiscal Year ($)(2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)(3)
(a)	(b)	(c)	(d)	(e)	(f)
Henry J. Herrmann	-	30,000	797	-	3,715,564
Daniel P. Connealy	-	-	-	-	-
Michael L. Avery	-	-	-	-	-
Thomas W. Butch	-	-	-	-	-
Philip J. Sanders	-	-	44,885	161,653	409,808

(1) Represents the Company's 2012 formula contribution to Mr. Herrmann's SERP account, which is included in the "All Other Compensation" column of the Summary Compensation Table above.

(2) Represents aggregate earnings (losses) on selected hypothetical investment vehicles. For Mr. Sanders, includes $32,799 in above-market earnings, as defined by SEC rules, reported as compensation in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table above.

(3) Represents accumulated account values (including gains and losses) as of December 31, 2012. For Mr. Herrmann, includes $89,784 reported as compensation in the "All Other Compensation" column of the Summary Compensation Table for 2010, 2011 and 2012.

Potential Payments Upon Termination or Change in Control

Change In Control Employment Agreement

In December 2001, the Company entered into a Change in Control Employment Agreement with Mr. Herrmann. Mr. Herrmann's agreement has an initial term of three years that automatically renews for one year terms thereafter, absent 90 days written notice from the Company. The agreement requires both a "change in control" and the termination of Mr. Herrmann's employment before Mr. Herrmann receives any benefits under the agreement.

Pursuant to the agreement, if a "change in control" occurs, and Mr. Herrmann's employment is terminated within two years thereafter by (1) the Company without "cause," or (2) Mr. Herrmann with "good reason" (which includes his resignation for any reason during the 30-day period immediately following the six-month anniversary of a "change in control"), Mr. Herrmann will receive (subject to the six month delay on certain termination payments imposed by the Internal Revenue Code):

- All earned or accrued compensation through the termination date (the "Accrued Obligations");
- A lump sum cash payment equal to 2.99 times his base salary and annual bonus;
- All vested equity-based awards granted under the Company's stock incentive plans;
- Continuation of benefits for Mr. Herrmann and his dependents under the Company's insurance and benefit plans for three years;
- A lump sum payment equal to the highest annual incentive bonus paid to Mr. Herrmann in the three-year period ending on the date of his termination pro rated for the number of days worked by Mr. Herrmann in the year of termination;
- An amount equal to the excess of the actuarial equivalent of the benefits he would have received under the Company's Pension Plan and SERP had his employment with the Company continued for three years after the date of termination over the actuarial equivalent of his benefits actually paid or payable under such plans;
- Outplacement services; and
- A gross-up payment to pay for any applicable excise taxes on excess parachute payments paid to Mr. Herrmann.

Any stock options held by Mr. Herrmann will remain exercisable for the remainder of their respective terms; however, all outstanding stock options previously held by Mr. Herrmann were exercised prior to December 31, 2009. In addition, the Company will pay or provide Mr. Herrmann any other amounts or benefits required to be paid or provided or that he is eligible to receive under any other plan, program, policy, practice, contract or agreement of the Company in accordance with the applicable terms of the arrangement, such as the accelerated vesting of restricted stock pursuant to the change of control provisions of the Company's stock award plans (the "Other Benefits"). The Other Benefits payable to Mr. Herrmann are quantified in column (c) of the table below, unless they are available under arrangements that do not discriminate in favor of executive officers of the Company and are available generally to all salaried employees.

Upon a termination due to Mr. Herrmann's death or "disability" he, or his representative, will receive the Accrued Obligations, the Other Benefits, and the pro rata portion of his bonus payment as of the date of his death or "disability" calculated on the basis of the bonus that would have been paid to Mr. Herrmann had he remained employed for the entire year, payable at the time annual bonuses for the year are otherwise paid to active employees. Had Mr. Herrmann's employment terminated due to death or "disability" on December 31, 2012, the bonus payable to him would be $3,000,000.

Upon a termination of employment for any other reason (other than due to death or "disability") following a "change in control," Mr. Herrmann will receive only the Accrued Obligations and Other Benefits.

Generally, under the agreement, a "change in control" will be deemed to have occurred:

- When any person acquires 20% or more of the voting power of the Company;
- If, during any period of two consecutive years, a majority of the Board members change, unless the new directors are elected or recommended by at least two-thirds of the existing Board members; or
- Upon the acquisition of the Company.

"Cause" means Mr. Herrmann:

- Materially engaged in willful misconduct or dishonesty;
- Was convicted of a felony; or
- Materially breached the agreement.

"Good reason" means:

- A material diminution in Mr. Herrmann's position or title or in the nature of his responsibilities or authority;
- A reduction in his compensation or benefits or the failure of the Company to increase his compensation at a rate commensurate with that of other senior executive officers of the Company;
- Relocating Mr. Herrmann;
- The Company materially breaching the agreement; or
- Mr. Herrmann's resignation of employment with the Company for any reason during the 30-day period immediately following the six-month anniversary of the "change in control."

"Disability" means

- Incapacity due to physical or mental illness in accordance with the Company's long term disability plan causing Mr. Herrmann to be absent from the full-time performance of his duties; and
- His failure to return to full-time performance of his duties within 30 days of receiving written notice of his termination due to disability.

The agreement also incorporates a confidentiality agreement applicable during the term of his employment and following his termination. Pursuant to the confidentiality agreement, Mr. Herrmann agrees to hold in confidence and not disclose any confidential information and not use any confidential information without the written consent of the Company, except as may be required to fulfill his duties to the Company. A breach of the confidentiality agreement could result in a "cause" termination.

Accelerated Vesting of Restricted Stock

The equity incentive awards granted to the named executive officers under the Stock Incentive Plan provide for accelerated vesting upon a "change in control" (as defined above) unless otherwise determined by the Compensation Committee prior to such "change in control," whether or not the named executive officer's employment terminates. Equity incentive awards also vest upon the death or "disability" (permanent disability as determined under the Company's long term disability plan) of a named executive officer.

The value of shares of restricted stock that would vest upon a "change in control," death or "disability" is quantified in column (c) of the table below, assuming the triggering event occurred on December 31, 2012.

Severance Plan

In addition, the named executive officers (other than Mr. Herrmann) are potentially eligible to receive certain severance benefits under the Company's Severance Pay Plan for Home Office Employees (the "Severance Plan") if they are involuntarily terminated due to a corporate realignment, downsizing or other event that the Company, in its sole discretion, determines is a qualifying event for purposes of the Severance Plan. Named executive officers who receive severance under the Severance Plan will be entitled to periodic payment of their base pay for no fewer than 12 weeks and no more than 52 weeks (subject to the six month delay on certain termination payments imposed by the Internal Revenue Code). In addition, the Severance Plan provides that the Company will continue to make the employer contribution under the Company's health plan for the applicable severance period, the employee will receive payment for any unused vacation, and the Company may provide, in its discretion, career transition services.

Other

Mr. Herrmann is a participant in the SERP, as described above, and has elected to receive his SERP benefit in a single lump sum payment following his termination of employment (subject to the six month delay on certain termination payments imposed by the Internal Revenue Code). The balance of Mr. Herrmann's account under the SERP as of December 31, 2012 is disclosed in column (f) of the 2012 Nonqualified Deferred Compensation Table above. Mr. Sanders is a participant in the Portfolio Managers Plan, the material terms of which are described above. If Mr. Sanders terminated on December 31, 2012 due to "total disability," "retirement" or death (or if he resigns or is terminated by the Company without "cause" and the Company determines in its sole discretion that his account will not be forfeited) he would receive the balance of his account in a single lump sum payment (subject to the six month delay on certain termination payments imposed by the Internal Revenue Code). The balance of Mr. Sanders' account under the Portfolio Managers Plan as of December 31, 2012 is disclosed in column (f) of the 2012 Nonqualified Deferred Compensation Table above.

Upon death, Mr. Herrmann is also entitled to receive proceeds of an endorsement style split-dollar insurance policy with a face value of $2 million. This policy is owned, and the premiums are paid, by the Company (with the beneficiary selected by Mr. Herrmann in the event of his death prior to a termination of his service) and is governed by an agreement that entitles Mr. Herrmann to elect to have the policy transferred to him following a termination of the agreement for any reason other than death, provided that Mr. Herrmann pays to the Company the greater of the aggregate premiums that the Company has paid on the policy or the then net cash surrender value of the policy. In the event the policy remains in force until Mr. Herrmann's death, the Company is entitled to receive, out of the proceeds of this policy, the greater of the then current net cash surrender value of the policy or the total of all Company-paid premiums to date. Mr. Herrmann is not entitled to any interest in the cash surrender value of this policy.

The table below quantifies (1) severance amounts payable and the value of benefits available pursuant to Mr. Herrmann's Change in Control Employment Agreement upon a termination without "cause" by the Company or for "good reason" by Mr. Herrmann following a "change in control" [column (a)], (2) amounts payable and the value of benefits available pursuant to the Severance Plan if a named executive officer is involuntarily terminated due to a corporate realignment, downsizing or other event that the Company, in its sole discretion, determines is a qualifying event for purposes of the Severance Plan [column (b)], (3) the value of restricted stock vesting upon a "change in control," death or "disability" for purposes of the Company's stock award plans [column (c)], and (4) the proceeds of a company-funded split-dollar life insurance policy, less the aggregate premiums paid as of December 31, 2012 [column (d)], all of which assume that the applicable triggering event occurred on December 31, 2012 and where applicable, are based on a stock price of $34.82, the closing market price of the Company's Class A common stock on December 31, 2012. Benefits reflected below are estimates; the actual benefit payable is determined upon termination.

	Payments and Benefits under Change in Control Employment Agreement ($)(1)	Payments and Benefits under Severance Plan ($)(2)(3)(4)	Change in Control Events, Death, or Disability Pursuant to Stock Incentive Plan ($)(5)	Life Insurance Proceeds Payable Upon Death ($)
	(a)	(b)	(c)	(d)
Henry J. Herrmann				
Change in Control Severance	11,960,000			
Severance Plan Benefits		0		
Health Benefits and Perquisites	288,198(6)			
Additional Retirement Benefits	90,000			
Outplacement	200,000			
280G Gross Up	0			
Equity Compensation Vesting			8,356,800	
Life Insurance Proceeds				1,846,667
Total	12,538,198			
Daniel P. Connealy				
Severance Plan Benefits		234,231		
Medical and Dental Benefits		2,195		
Accrued Vacation		32,308		
Career Transition Services		84,000		
Equity Compensation Vesting			4,565,355	
Total		352,734		
Michael L. Avery				
Severance Plan Benefits		627,692		
Medical and Dental Benefits		3,581		
Accrued Vacation		65,385		
Career Transition Services		136,000		
Equity Compensation Vesting			8,519,375	
Total		832,658		
Thomas W. Butch				
Severance Plan Benefits		346,154		
Medical and Dental Benefits		7,325		
Accrued Vacation		46,154		
Career Transition Services		120,000		
Equity Compensation Vesting			7,544,415	
Total		519,633		
Philip J. Sanders				
Severance Plan Benefits		312,981		
Medical and Dental Benefits		7,569		
Accrued Vacation		40,385		
Career Transition Services		105,000		
Equity Compensation Vesting			5,501,600	
Total		465,935		

(1) Quantifies only benefits payable upon termination without "cause" by the Company or for "good reason" by Mr. Herrmann under the Change in Control Employment Agreement following a "change in control" (the maximum benefits payable under this agreement). A change in control and qualifying termination of employment under this agreement occurring on December 31, 2012 would also result in the accelerated vesting quantified in column (c).

(2) Mr. Herrmann is not eligible to receive severance benefits under the Severance Plan. Severance Plan benefits for Messrs. Connealy, Avery, Butch and Sanders are equal to 29, 48, 30 and 31 weeks of base pay, respectively, in accordance with the normal payroll practices of the Company.

(3) Reflects career transition services equal to 20% of each named executive officer's base salary. Pursuant to the Severance Plan, career transition services may be offered in the sole discretion of the Company. Consequently, these amounts may not be payable even if the named executive officer is otherwise eligible for benefits under the Severance Plan.

(4) For accrued vacation, these amounts reflect the maximum number of vacation days Messrs. Connealy, Avery, Butch and Sanders could have accrued in 2012, which is equal to 20, 25, 20 and 20 days, respectively.

(5) Includes for Messrs. Herrmann, Connealy, Avery, Butch and Sanders 240,000, 131,113, 244,669, 216,669 and 158,000 shares, respectively, of unvested restricted stock held as of December 31, 2012.

(6) Represents the aggregate cost for three years of benefits and includes estimated annual amounts for life insurance benefits ($65,733), the use of corporate aircraft, tax planning expenses, medical benefits, additional travel expenses, club dues and an annual executive physical. The total annual cost to the Company for continuation of benefits for Mr. Herrmann and his dependents under the Company's insurance and benefit plans is $126,066.

PROPOSAL NO. 2

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

This advisory vote gives stockholders the opportunity to approve our named executive officers' compensation, as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K.

As described in detail in our Compensation Discussion & Analysis above, a core objective in designing our executive compensation program is to deliver competitive total direct compensation (*i.e.*, base salary, annual cash incentive award and annual equity incentive award), upon the achievement of financial performance and individual contributions, that will attract, motivate and retain a high performance executive team who will drive the creation of stockholder value. The Compensation Committee believes that the Company's executive compensation program reflects a strong "pay-for-performance" philosophy and is well aligned with stockholders' long-term interests. The compensation awarded to our named executive officers is substantially dependent on corporate financial performance, as well as individual performance and contributions, which drives the creation of sustainable long-term stockholder value. The Compensation Committee will continue to focus on responsible executive compensation practices that attract, motivate and retain high performance executives, reward those executives for the achievement of short-term and long-term performance, and support our other executive compensation objectives, including long-term career development and retention goals.

Among the important elements of our executive compensation program and features incorporated into our program to achieve our core objectives are the following:

- A majority of each named executive officer's total direct compensation – approximately 85% on average for 2012 – is "at risk" compensation, delivered in the form of a short-term cash incentive award and a long-term equity incentive award.
- A significant portion of each named executive officer's total annual incentive compensation – approximately 59% on average for 2012 – is comprised of an equity incentive award, which drives long-term performance and aligns the interests of our named executive officers with those of our stockholders.
- With few exceptions, equity incentive awards are generally subject to a four-year vesting period to further emphasize long-term performance and commitment to the Company.
- The Executive Incentive Plan incorporates multiple financial performance measures that are quantifiable and measurable.
- Each named executive officer is employed at-will and is expected to demonstrate strong personal performance in order to continue serving as a member of the executive team.
- The Compensation Committee implemented stock ownership guidelines which, along with the design of equity awards, promotes long-term executive stock ownership and aligns executive interests with those of our stockholders. As of the date of this Proxy Statement, all of the named executive officers exceed these ownership guidelines.
- The Company's Change in Control Employment Agreement with the Chief Executive Officer, initially entered into over 10 years ago, pays out only upon a double-trigger, which requires a termination in connection with a change in control.

The Compensation Committee believes that our executive compensation program has played a significant role in our ability to drive financial results, particularly in an adverse market, which is demonstrated by the accomplishments of our executive team over the last fiscal year. During 2012, our named executive officers successfully managed the Company during a challenging macroeconomic

environment marked by significant geopolitical uncertainty, turbulent financial markets and investors' diminished appetite for risk by delivering solid financial performance for the year, including:

- Total annual return on the Company's stock of 48.6% for 2012.
- Earnings per share from continuing operations of $2.25, a 12.0% increase over 2011 and new all-time high.
- Assets under management set a new high-water mark at $96.4 billion, a 16% increase over 2011.
- Operating revenues were $1.2 billion, a 5% increase over last year's previous high.
- Despite the difficult market, we achieved annual gross sales of $21.9 billion across all distribution channels, only 8% behind the historical high achieved in 2011.
- Organic growth rate of 2.8% compared to 1.7% for the industry in 2012.
- Operating margin increase to 25.8%, a multi-year high.
- Our strong cash flow and liquidity position allowed us to return $220 million to stockholders in 2012 through $85.4 million in special dividends, $85.9 million in regular annual dividends and $48.7 million in stock repurchases, a payout ratio of 89%. Following payment of the special dividend, cash and investments at year end remained strong at $504.2 million, paving the way for a 12% increase in annual dividends beginning in 2013.
- Our Ivy Funds family ranked No. 2 in *Barron's* annual survey of "Best Mutual Fund Families" for the five-year period ended December 31, 2012.

You have the opportunity to vote "for" or "against" or "abstain" from voting on the following non-binding resolution:

> "RESOLVED, that the stockholders approve, on an advisory basis, the compensation of the Named Executive Officers as disclosed in the Company's Proxy Statement for the 2013 Annual Meeting of Stockholders pursuant to Item 402 of Regulation S-K, including the compensation discussion and analysis, the compensation tables, and the narrative discussion."

While your vote on this proposal is advisory and will not be binding on the Company, the Board or the Compensation Committee, we value the opinion of our stockholders and will take the results of this advisory vote into account when making future decisions regarding our executive compensation program.

The Company intends to hold this stockholder advisory vote to approve executive compensation annually until the Company holds its next advisory vote on the frequency of stockholder advisory votes on executive compensation as required pursuant to Section 14A of the Exchange Act.

THE BOARD RECOMMENDS A VOTE FOR THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION PAID TO THE NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT PURSUANT TO ITEM 402 OF REGULATION S-K.

PROPOSAL NO. 3

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected KPMG LLP as the Company's independent registered public accounting firm to examine the consolidated financial statements of the Company for the 2013 fiscal year. The Board seeks an indication from our stockholders of their approval or disapproval of the Audit Committee's selection of KPMG as the Company's independent registered public accounting firm for the 2013 fiscal year.

KPMG has been our independent auditor since 1981, and no relationship exists other than the usual relationship between auditor and client. Representatives of KPMG are expected to be present at the annual meeting to respond to appropriate questions and will have the opportunity to make a statement if the representatives desire to do so. If our stockholders do not ratify the appointment of KPMG at the annual meeting, the Audit Committee will consider such event in its selection of the Company's independent registered public accounting firm for the 2013 fiscal year. Additionally, even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the 2013 fiscal year if it determines that such a change would be in the best interests of the Company and its stockholders.

THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE RATIFICATION OF KPMG AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE 2013 FISCAL YEAR.

Audit and Non-Audit Services

The Audit Committee or its Chairman pre-approves audit and non-audit services to be rendered to the Company and establishes a dollar limit on the amount of fees the Company will pay for each category of services. Generally, management will submit to the Audit Committee a detailed list of services that it recommends the Audit Committee engage the independent auditors to provide for the fiscal year. The Audit Committee is informed from time to time of the non-audit services actually provided pursuant to the pre-approval process. During the year, the Audit Committee periodically reviews the types of services and dollar amounts approved and adjusts such amounts, as it deems appropriate. Unless a service to be provided by the independent auditors has received general pre-approval, it will require specific pre-approval by the Audit Committee or its Chairman. The Audit Committee also periodically reviews all non-audit services to ensure such services do not impair the independence of the Company's registered public accounting firm. The Audit Committee pre-approved all services provided by KPMG for the 2011 and 2012 fiscal years. These services included the audit of the Company's annual financial statements, audit of the Company's internal control over financial reporting, review of the Company's quarterly financial statements, tax consultation services, preparation of corporate tax returns, auditing of employee benefits plans and certain agreed upon procedures audits. For a discussion of auditor independence, please refer to the "Audit Committee Report" below.

The following table shows the fees billed by KPMG for audit and other services provided to the Company for the 2012 and 2011 fiscal years, respectively:

	2012	2011 (5)
Audit Fees (1)	$ 718,000	643,093
Audit-Related Fees (2)	219,209	230,918
Tax Fees (3)	94,454	74,016
All Other Fees (4)	35,049	0
Total	$1,066,712	948,027

(1) Audit fees consist of fees for the audit of the Company's annual financial statements, the audit of its internal control over financial reporting, and reviews of the financial statements included in quarterly reports on Form 10-Q.

(2) Audit-related fees consist of fees for assurance and other services related to the performance of the audit or review of the Company's financial statements, and not reported above under "Audit Fees." These fees primarily relate to financial statement audits of employee benefit plans, certain agreed upon procedures, the issuance of SSAE 16 reports, and general accounting consultation and research.

(3) Tax fees consist of fees for income tax consultation, including tax compliance, preparation and review of corporate tax returns, and other general tax consultation.

(4) All other fees consist of fees contracted by the Company but paid by the Company's affiliated mutual funds. These services related to the examination of internal controls and registrar functions of the Company's transfer agent subsidiary pursuant to Rule 17AD-3(a)(3) of the Exchange Act.

(5) Audit fees for 2011 have been increased by $13,043 from those presented in the 2012 Proxy Statement to reflect audit fees billed in 2012 related to the fiscal 2011 audit that had not been billed by KPMG at the time of the mailing of the 2012 Proxy Statement.

The Audit Committee has considered whether the non-audit services provided by KPMG, including the services rendered in connection with income tax consultation and other general tax consultation, were compatible with maintaining KPMG's independence and has determined that the nature and substance of the limited non-audit services did not impair the status of KPMG as the Company's independent registered public accounting firm. KPMG did not bill the Company for any other services during fiscal year 2011 or 2012.

AUDIT COMMITTEE REPORT

Notwithstanding anything to the contrary set forth in any filings of Waddell & Reed Financial, Inc. (the "Company") under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that might incorporate future filings, including this Proxy Statement, in whole or in part, the following Audit Committee Report shall not be incorporated by reference into any such filings, and shall not be deemed soliciting material or filed under the Securities Act or the Exchange Act.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management is responsible for the preparation, presentation and integrity of the financial statements, including establishing accounting and financial reporting principles and designing systems of internal control over financial reporting. The Company's independent registered public accounting firm, KPMG LLP ("KPMG"), is responsible for expressing an opinion as to the conformity of the Company's consolidated financial statements with U.S. generally accepted accounting principles and auditing the effectiveness of internal control over financial reporting.

In performing its oversight role, the Audit Committee has reviewed and discussed, with management and KPMG, the audited consolidated financial statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2012. The Audit Committee has also discussed with KPMG matters required to be discussed by Statement on Auditing Standards 61, "Communication with Audit Committees" as amended, as adopted by the Public Company Accounting Oversight Board.

Pursuant to Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," as adopted by the Public Company Accounting Oversight Board, the Audit Committee has also received and reviewed the written disclosures and the letter from KPMG and discussed with KPMG their independence.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2012.

Waddell & Reed Financial, Inc. Audit Committee

2012 Members

Michael F. Morrissey, Chairman
Sharilyn S. Gasaway
Jerry W. Walton

OTHER MATTERS

Other Business Presented at the Annual Meeting

As of the date of this Proxy Statement, the Board knows of no other business that may properly be, or is likely to be, brought before the annual meeting. If any other matters should arise at the annual meeting, shares represented by proxies will be voted at the discretion of the proxy holders.

Important Notice Regarding Internet Availability of Proxy Materials for the Stockholder Meeting to be Held on April 17, 2013

The proxy materials for the Company's Annual Meeting of Stockholders, including the 2012 Annual Report, Proxy Statement and any other additional soliciting materials, are available over the Internet by accessing the "Investor Relations" section of the Company's website at *www.waddell.com*. Other information on the Company's website does not constitute part of the Company's proxy materials.

Where You Can Find More Information

The Company files reports, proxy statements and other information with the SEC. You can read and copy these reports, proxy statements and other information concerning the Company at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 for further information on the public reference room. The SEC maintains an Internet site at *www.sec.gov* that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including the Company. The Company's Class A common stock is quoted on the NYSE. These reports, proxy statements and other information are also available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

You may request a copy of the Company's filings (other than exhibits that are not specifically incorporated by reference therein) at no cost by writing or telephoning us at the following address:

Waddell & Reed Financial, Inc.
Attn: Investor Relations Department
6300 Lamar Avenue
Overland Park, Kansas 66202
(800) 532-2757

If you would like to request documents from the Company, please do so by April 3, 2013 to receive them before the annual meeting.

You should rely only on the information contained in this Proxy Statement and Appendix A hereto to vote on the proposals solicited in this Proxy Statement. The Company has not authorized anyone else to provide you with different information. You should not assume that the information in this Proxy Statement is accurate as of any date other than February 27, 2013.

BY ORDER OF THE BOARD OF DIRECTORS



Wendy J. Hills
Vice President, Secretary & Associate
General Counsel

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